SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Summary of FY 2004 Business Report

I. Company Overview

1. Purpose of Company
a. Scope of Business
b. Scope of Business of Subsidiaries
2. History of the Company
a. Company History
b. Associated Business Group
3. Capital Structure
a. Change in Capital
b. Expected Changes in Capital
c. Convertible Bonds
4. Total Number of Authorized Shares
a. Total Number of Authorized Shares
b. Information of Issued Shares
c. Treasury Stocks
d. Status of Employee Stock Option Program
5. Voting Rights
6. Dividend Information
a. Dividend Information for Past Years

II. Description of Business

1. Business Overview
a. Current Trend of Industry
b. Organization Chart
2. Overview of Operations
a. Performance of Operations
b. Financing of Operations
c. Transactions related to Commission Fees
3. Other Details Relevant to Investment Decisions
a. Won-denominated Current Ratio
b. Foreign Currency-denominated Current Ratio
c. Debt Ratio
d. Credit Ratings for the Past 3 Years
e. Other Important Information

III. Financial Information

1. Condensed Financial Statement (Non-consolidated)
2. Condensed Financial Statement (Consolidated)
3. Accounting Information
4. Notes on consolidated financial statement

IV. Independent Auditor’s Opinion

1. Independent Auditor’s Opinion
a. Independent Auditor
2. Compensation to the Independent Auditor
a. Auditing Service
b. Compensation for Services other than the Audit

V. Corporate Governance and Affiliated Companies

1. Overview of Corporate Governance
a. About the Board of Directors
2. Related Companies
3. Investments in Other Companies

VI. Stock Information

1. Stock Distribution
a. Stock Information of Major Shareholders and Related Parties
b. Share Ownership of more than 5%
c. Shareholder Distribution
2. Stock Price and Stock Market Performance for the Past Six Months
a. Domestic Stock Market
b. Foreign Stock Market

VII. Directors and Employee Information

1. Directors
2. Employee Status
3. Labor Union Membership
4. Number of professional personnels

VIII. Related Party Transactions

1. Transactions with Affiliated Parties
a. Transactions of Provisional Payments and Loans (including secured loans)
b. Payment Transactions

I.	Company Overview

1.	Purpose of Company

a.	Scope of Business

Acquisition/ownership of shares in companies, which are engaged in financial services or are closely related to financial services and the governance and/or management of such companies

(1)	Corporate Management

1.	Setting management targets for subsidiaries and approving subsidiary business plans of subsidiaries

2.	Evaluation of subsidiary business performance and establishment of compensation levels

3.	Formulation of corporate governance structures of subsidiaries

4.	Inspection of operational and asset status of subsidiaries

5.	Activities complementary to aforementioned business activities from number 1 to 4

(2)	Corporate Management Support Activities

1.	Funding of Affiliates (in this provision and hereinafter, includes direct and indirect subsidiaries)

2.	Capital investment in subsidiaries or procurement of funds for funding of Affiliates

3.	Development and sale of products jointly with Affiliates and administrative support for joint use of facilities and computer systems with Affiliates

4.	Activities ancillary to the activities in the above items, for which the authorization, permission or approval is not required under the relevant laws and regulations

(3)	All businesses or activities directly or indirectly related to the businesses listed above

b.	Scope of Business of Subsidiaries

(1)	Woori Bank

1.	Primary Businesses

- Banking business activities

- Ancillary business activities

2.	Supplementary Businesses

- Trust business activities

- Credit card business activities

- Other authorized business activities

(2)	Kyongnam Bank

1.	Primary Businesses

- Banking business activities

- Ancillary business activities

2.	Supplementary Businesses

- Trust business activities

- Credit card business activities

- Other authorized business activities

(3)	Kwangju Bank

1.	Primary Businesses

- Banking business activities

- Ancillary business activities

2.	Supplementary Businesses

- Trust business activities

- Credit card business activities

- Other authorized business activities

(4)	Woori Securities

1)	Securities dealing

2)	Consignment sales of securities

3)	Brokering of securities transactions and/or proxy transactions

4)	Brokering of securities in domestic securities markets and overseas markets

5)	Underwriting securities

6)	Offering of securities

7)	Conscription for securities sales

8)	Securities saving services

9)	Overseas securities business

10)	Credit services related to securities trading

11)	Securities safekeeping

12)	Trading and brokering of marketable certificate of deposits

13)	Agent services for foreigners

14)	Payment guarantee for corporate bond principal and interest

15)	Trustee services for bond offerings

16)	M&A mediation and brokering

17)	Public offering related deposit agent services

18)	Foreign exchange services

19)	Bill discounts and trading

20)	Bill brokering

21)	Real estate leasing

22)	Lending of securities to institutional investors

23)	Lottery and ticket sales

24)	Publishing books and other publications

25)	Leasing and sales of IT systems and software related to securities

26)	Customer investment funds related to foreign exchange and foreign currency hedging

27)	Foreign exchange trading, exchange, brokering of lendings and derivatives

28)	Consignment sales of mutual funds

29)	Futures under the Securities Trading Act

30)	Other businesses and activities related to the businesses listed above

(5)	Woori Investment Trust Management

1)	Securities investment trust management

2)	Investment advisory and investment transactions

3)	Futures investment

4)	Call transactions

5)	Purchasing bills

6)	All businesses or activities directly or indirectly related to businesses 1 to 5 mentioned above

(6)	Woori Finance Information System

1)	Development, distribution and management of computer systems

2)	Consulting services in computer implementation and usage

3)	Distribution, mediation and lease of computer systems

4)	Maintenance of computer related equipment

5)	Publish and distribution of IT-related reports and books

6)	Educational services related to computer usage

7)	Information communication, telecommunications and information distribution services

8)	Manufacturing and distribution of audio-visual media

9)	Information processing and outsourcing services

10)	All businesses or activities directly or indirectly related to the businesses listed above

(7)	Woori F&I

1)	Undertaking and disposition of ABS, issued primarily to securitize distressed assets through asset securitization, under the Asset Securitization Law

2)	Undertaking and disposition of asset management companies that were initially set up to manage distressed assets, under the Asset securitization Law

3)	All businesses or activities directly or indirectly related to the businesses listed above

(8)	Woori LB Second Asset Securitization Specialty Co., Ltd.

1)	Transfer, management and disposition of all rights related to securities and other assets (hereinafter ‘securitized assets’) of Woori Bank (formerly known as Hanvit Bank) and Kwangju Bank under the Asset Securitization Law

2)	Issue and redemption of securitized assets

3)	Preparing and registering of the asset securitization plan to the Financial Supervisory Service

4)	Consummation of contracts required to execute the asset securitization plan

5)	Provisional borrowing and other similar procedures for ABS redemption

6)	Investment of surplus funds

7)	Other businesses and activities related to the businesses listed above

(9)	Woori LB Third Asset Securitization Specialty Co., Ltd.

1)	Transfer, management and disposition of all rights related to securitized assets of Woori Bank, Kyongnam Bank and Woori Credit Card under the Asset Securitization Law

2)	Issue and redemption of securitized assets

3)	Preparing and registering of the asset securitization plan to the Financial Supervisory Service

4)	Consummation of contracts required to execute the asset securitization plan

5)	Provisional borrowing and other similar procedures for ABS redemption

6)	Investment of surplus funds

7)	Other businesses and activities related to the businesses listed above

(10)	LG Investment & Securities

<The company’s purpose is as follows>

1)	Securities dealing

2)	Consignment sales of securities

3)	Brokering of securities transactions and/or proxy transactions

4)	Underwriting securities

5)	Offering of securities

6)	Conscription for securities sales

7)	Brokering of securities in domestic securities markets and overseas markets

8)	Credit services related to securities trading

9)	Securities-backed loans

10)	Securities lending

11)	Securities saving services

12)	Rating of securities and equities

13)	Payment guarantee for corporate bond principal and interest

14)	Trustee services for bond offerings

15)	Trading and brokering of marketable certificate of deposits

16)	Lottery and ticket sales

17)	Real estate leasing

18)	Lending of securities, brokeraging, arranging and agent service

19)	Trading, brokering and agent service for loans

20)	Safeguard deposit of securities

21)	Asset management and trustee services for securitization specialty companies under asset securitization regulations

22)	Securities dealing in the ECN market

23)	Underwriting, brokering and agent service for securities issued on a private placement basis

24)	Leasing and sales of IT systems and software related to securities

25)	Advertisement in the form of electronic document through communication network

26)	Other businesses and activities related to the businesses listed above

<The company received additional permission to run the following operations>

1)	Issuance, discount, trading, brokerage, underwriting and guarantee the notes and debt guarantee issued by the government.

2)	CMA sales

3)	Investment and loan of equipment and working capital

4)	Inducement of foreign capital, foreign investment, international financing and borrowing foreign capital

5)	Credit research and offering related services

6)	Trading securities, consignment sales, brokerage, underwriting in the overseas market

7)	Brokerage and intermidiaries activities in the overseas securities market

8)	Beneficiary certificate sales

9)	Investment advisory and investment trust

10)	Foreign exchange services

11)	Agency services

12)	Safety deposit services

13)	Establishment of overseas subsidiaries

14)	Advisory relating to corporate to management, restructuring, and financing

15)	Info-communication intermediary services

16)	Money market brokerage activities

17)	Bond management accounts services

18)	Trading, brokerage, and consignment of futures, options, and derivatives

19)	Publication services

20)	M&A advisory, intermediary services

21)	Factoring services

22)	Property leasing services

23)	Information exchange and call center services

24)	Securities and finance related vocational services

25)	Business related alliances with credit card companies, insurance companies, and banks and

26)	IT related services

27)	Investment information sales

28)	REITs and related services

29)	Venture capital services

30)	OTC derivatives trading and mediating such transactions

31)	Insurance sales channel and other insurance related services permitted by the law

32)	Other businesses and activities related to the businesses listed above

<The company can operate other businesses with the approval from relevant regulatory agencies>

2.	History of the Company

a.	Company History

(1)	Background to establishment and major changes

December 23, 2000	Establishment of Financial Holding Company Act

December 30, 2000	KDIC invested public funds of 8.5 trillion won in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed for establishment approval of ‘Woori Finance Holdings’

March 24, 2001	Official approval from the Financial Supervisory Service for ‘Woori Finance Holdings’

March 27, 2001	Incorporated as ‘Woori Finance Holdings, Co. Ltd’ (Total Capital: 3.6 trillion won)

April 2, 2001	Official launch of ‘Woori Finance Holdings’

July 16, 2001	Issued bond with warrants

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as subsidiary

June 11, 2002	Capital increase through public offering (Total capital: 3.8 trillion won)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as subsidiary

September 5, 2002	Consummated strategic investment agreement with Lehman Brothers with respect to managing distressed assets

December 23, 2002	Purchase and Acquisition contract with credit card division of Kwangju Bank

December 31, 2002	IT outsourcing contract with Kwangju Bank and Kyongnam Bank

March 10, 2003	Integrated IT platform with Kyongnam Bank

August 1, 2003	Woori Merchant Bank merged into Woori Bank

August 15, 2003	Integration of Kwangju Bank IT platform

September 3, 2003	Launching of bancassurance business

September 29, 2003	Listing on New York Stock Exchange

December 11, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

December 12, 2003	Announcement of merger between Woori Card and Woori Bank

March 30, 2004	Appointment of new management

June 18, 2004	Woori Securities becomes a wholly owned subsidiary

December 21, 2004	Capital increase through conversion of CB (Total capital after conversion: 3.9 trillion won)

December 24, 2004	Acquired LG Investment & Securities and incorporated as subsidiary

b.	Associated Business Group

(1)	Overview of Business Group

1)	Name of business group : Woori Financial Group

2)	History

December 23, 2000	Establishment of Financial Holding Company Act

December 30, 2000	KDIC invested public funds of 8.5 trllion won in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed for establishment approval of ‘Woori Finance Holdings’

March 24, 2001	Official approval from the Financial Supervisory Service for ‘Woori Finance Holdings’

March 27, 2001	Incorporated as ‘Woori Finance Holdings, Co. Ltd’ (Total Capital: 3.6 trillion won)

April 2, 2001	Official launch of ‘Woori Finance Holdings’

July 16, 2001	Issued bond with warrants

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as subsidiary

June 11, 2002	Capital increase through public offering (Total capital: 3.8 trillion won)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as subsidiary

September 5, 2002	Consummated strategic investment agreement with Lehman Brothers with respect to managing distressed assets

December 23, 2002	Purchase and Acquisition contract with credit card division of Kwangju Bank

December 31, 2002	IT outsourcing contract with Kwangju Bank and Kyongnam Bank

March 10, 2003	Integrated IT platform with Kyongnam Bank

August 1, 2003	Woori Merchant Bank merged into Woori Bank

August 15, 2003	Integration of Kwangju Bank IT platform

September 3, 2003	Launching of bancassurance business

September 29, 2003	Listing on New York Stock Exchange

December 11, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

December 12, 2003	Announcement of merger between Woori Card and Woori Bank

March 30, 2004	Appointment of new management

June 18, 2004	Woori Securities becomes a wholly owned subsidiary

December 21, 2004	Capital increase through conversion of CB (Total capital after conversion: 3.9 trillion won)

December 24, 2004	Acquired LG Investment & Securities and incorporated as subsidiary

(2) Related companies within Business Group

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	KDIC

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	10 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Second Asset Securitization Specialty
Woori Third Asset Securitization Specialty
Woori Investment Trust Management, Co.
Woori Securities (*1)
LG Investment & Securities

2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	12 companies
Woori America Bank
P.T. Bank Woori Indonesia
Shinwoo Corporate Restructuring Company
Woori First Private Equity Fund
	Nexbi Tech	Woori Finance Information System
	Woori CA Asset Management	Woori F&I
	LG Investment Trust Management	LG Investment & Securities
LG Futures
LG Securities International Ltd.
LG Securities (HK) Ltd.
LG Securities America Inc.

(*1)	Listing was cancelled on June 24, 2004 following exchange of stocks between Woori Securities and Woori Finance Holdings, and will be merged with LG Investment & Securities on March 31, 2005
Mars First Private Hoesa was included as 2nd tier subsidiary on March 8, 2005.

3.	Capital Structure

a.	Change in Capital

(units: won)

		Stock Decrease/Increase
Date	Category	Type	Quantity	Par Value	Issue price		Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000		—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000		—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800		0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000		—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000		—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000		—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000		—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000		—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	1)	Exchange with WooriSec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380		—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380		—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380		—

1)	Applied share price when deriving the exchange ratio

b.	Expected Changes in Capital

Unsecured Convertible Bonds can be converted a year after their issuance and, therefore, can bring about changes in capital.

On February 17, 2005 there was a request for conversion of Unsecured C/B Series 6-2 (USD 16,000,000), and therefore increase in capital of 17,405,865,000 won (3,481,173 shares) had taken place.

On March 11, 2005 there was a request for conversion of Unsecured C/B Series 6-1 and 6-5 (USD 37,000,000), and therefore increase in capital of 30,393,045,000 won (6,078,609 shares) had taken place.

c.	Convertible Bonds

(units: won, USD, shares)

Item	Unsecured C/B Series 6-1	Unsecured C/B Series 6-2	Unsecured C/B Series 6-5	Total
Date of Issue	2002.9.27	2002.12.20	2003.7.10	—
Maturity	2005.9.27	2005.12.20	2003.7.10
Total Amount	USD 36,000,000	USD 16,000,000	USD 1,000,000	USD 53,000,000
Allotment Method	Private	Private	Private	—
Conversion Period	2003.9.28 ~ 2005.8.27	2003.12.21 ~ 2005.11.20	2004.7.11 ~ 2006.6.10	—
Conditions
ratio	100%	100%	100%	—
price	7,313	5,588	7,228	—
Type of Stock when converted	Common	Common	Common	—
Converted Bonds
amount	—	—	—	—
shares	—	—	—	—
Unconverted Stock
amount	USD 36,000,000	USD 16,000,000	USD 1,000,000	USD 53,000,000
shares	5,914,180	3,481,173	164,429	9,559,782
Notes	Converted in March 2005	Converted in February 2005	Converted in March 2005	All converted

*	Units in USD.

Conversion value is stated in won; the currency rate used in series 6-1 was 1,201.40 won/$, 6-2 was 1,215.80 won/$, 6-5 was 1,188.50won/$, respectively.

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

[as of 2004.12.31]

Total Number of shares authorized	Total Number of Issued Stock	Total Number of Unissued Stock
2,400,000,000	796,455,558	1,603,544,442

b. Information of Issued Shares

[as of 2004.12.31]

[Par Value : 5,000 won]	(units: 1,000 won, shares)

Type		Number of Stock Issued	Face Value	Notes
Registered	Common Stock	796,455,558	3,982,277,790
Total		796,455,558	3,982,277,790

c.	Treasury Stock

[as of 2004.12.31]	(units: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 189-2	Common
	Preferred
Direct purchase other than the conditions under Sub-section 1, section 189-2	Common
	Preferred		2,547			2,547
Subtotal	Common
	Preferred		2,547			2,547
Indirect acquisition from trust agreement	Common
	Preferred
Total	Common
	Preferred		2,547			2,547

d.	Status of Employee Stock Option Program

[as of 2004.12.31]	(units: won, shares)

Type of stock	Type of Stock	Initial Balance	Ending Balance
Employee Account
Employee Union Account	Common stock	3,187,103	2,073,551

5.	Voting Rights

[as of 2004.12.31]	(units: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	796,455,558
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under the Securities & Exchange Law	-	1,322,467
Stocks with voting rights restored	-
Stocks with voting rights	Common Shares	795,133,091
	Preferred Shares

6.	Dividend Information

a.	Dividend information for the past 3 years

(units: won)

Items	2004	2003	2002
Par value per share (Won)	5,000	5,000	5,000
Net profit (Won in Millions)	1,292,493	202,565	589,214
Earnings per share (Won)	1,655	262	786
Profit available for dividend distribution (Won in Millions)	2,150,995	1,203,688	1,086,596
Total cash payout (Won in Millions)	119,468	77,550	57,262
Total stock dividends (Won in Millions)
Propensity to cash dividends (%)	9.24	38.28	9.72
Cash dividend yield (%)
Common Shares	1.81	1.53	5.22
Preferred Shares
Stock dividend yield (%)
Common Shares
Preferred Shares
Cash dividend per share (Won)
Common Shares	150	100	250
Preferred Shares
Stock dividend per share (Won)
Common Shares
Preferred Shares

II.	Description of Business

1.	Business Overview

a.	Current Trend of Industry

•	Fierce competition in the banking sector

•	Restructuring of the 2nd tier financial industry

•	Convergence of products/services in the financial industry

•	Expansion of financial services due to the development of the capital market and technology

b.	Organization Chart

2.	Overview of Operations

a.	Performance of Operations

As a financial holdings corporation under the Financial Holding Corporation Act, our main income consists of dividend payments of our subsidiaries. We are not involved in any other operations.

b.	Financing of operations

(1)	Source of Funds

(units: millions of won)

Items	2004	2003	2002
Shareholders’ Equity	7,436,457	5,597,895	5,064,129
Capital	3,982,278	3,877,525	3,839,074
Capital Surplus	84,356	61,324	58,645
Retained Earnings	2,359,422	1,282,866	1,145,518
Capital Adjustments	1,010,402	376,180	20,892
Borrowings	2,299,992	2,649,920	2,325,021
Debentures	2,154,637	2,621,182	1,999,250
Bank Borrowings	120,000	—	300,000
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	25,354	28,738	25,771

Total	9,736,449	8,247,815	7,389,150

(2)	Use of Funds

(units: millions of won)

Items	2004	2003	2002
Subsidiary Stock	9,425,381	7,007,222	6,062,119
Woori Bank	7,578,363	5,869,558	4,500,143
Kyongnam Bank	608,802	504,629	424,060
Kwangju Bank	420,595	364,955	290,003
Woori Credit Card	—	—	379,126
Woori Merchant Bank	—	—	222,936
Woori Financial Information System	7,613	7,284	3,364
Woori F&I	58,231	35,896	17,016
Woori 2nd Asset Securitization Specialty	—	20,016	31,666
Woori 3rd Asset Securitization Specialty	—	1,266	—
Woori Investment Trust Management	35,076	34,978	39,646
Woori Securities	361,500	168,639	154,159
LG Investment & Securities	355,201
Loan Obligations	218,641	830,566	1,231,207
Tangible Assets	228	242	324
Intangible Assets	54	51	50
Cash	56,099	349,585	73,256
Other Assets	36,047	60,148	22,195

Total	9,736,449	8,247,815	7,389,151

c.	Transactions related to Commission Fees

(units: millions of won)

Category	Items	2004	2003	2002
Commission Revenue (A)		0	0	0
Commission Expense (B)		8,037	6,704	5,611
Commission Profit (A-B)		-8,037	-6,704	-5,611

3.	Other Details Relevant to Investment Decisions

Instead of following the format of exhibiting BIS equity capital ratio and status of non-performing loans to indicate capital adequacy and asset quality, we exhibit the current ratio and debt ratio as similar indicators under the ‘Finance Holding Company Act’

a.	Won-denominated Current Ratio

(units: millions of won)

Items	2004	2003	2002	2001
Current Assets (A)	57,346	203,202	78,357	185,154
Current Liabilities (B)	11,385	9,711	9,317	316,615
Current Ratio (A/B)	503.70%	2,092.5%	841.0%	58.5%

*	Current ratio of won

=	assets with maturity less than 3 months
liabilities with maturity less than 3 months

b.	Foreign Currency-denominated Current Ratio

(units: millions of won)

Items	2004	2003	2002	2001
Current Assets (A)	—	147,754	—	—
Current Liabilities (B)	—	148,598	—	—
Current Ratio (A/B)	—	99.4%	—	—

*	Current ratio of foreign currency

=	assets with maturity less than 3 months
liabilities with maturity less than 3 months

c.	Debt Ratio

(units: millions of won)

Items	2004	2003	2002	2001
Liabilities (A)	2,299,992	2,649,920	2,325,022	1,616,466
Equity (B)	7,436,457	5,597,895	5,064,129	4,077,347
Debt Ratio (A/B)	30.9%	47.3%	45.9%	39.7%

d.	Credit Ratings for the Past 3 years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2001.6.27	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation

2001.6.28	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation

2001.9.26	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation

2001.9.26	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation

2001.11.29		BBB-	R&I (AAA~C)	Case evaluation

2002.10.17	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation

2002.10.22	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation

2002.11.8		BBB	R&I (AAA~C)	Periodic evaluation

2002.12.13	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation

2002.12.16	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation

2003.6.30	Debentures	AA+	KIS Ratings (AAA~D)	Periodic evaluation

2003.9.8	Debentures	AAA	Korea Ratings (AAA~D)	Case evaluation

2003.9.8	Debentures	AAA	KIS Ratings (AAA~D))	Case evaluation

2003.11.13		BBB	R&I (AAA~C)	Periodic evaluation

2003.12.04	Debentures	AAA	NICE (AAA~D)	Case evaluation

2003.12.04	Debentures	AAA	KIS Ratings (AAA~D))	Case evaluation

2004.2.6		BBB	Fitch Rating (AAA~D)	Case evaluation

2004.3.11		BBB-	S&P (AAA~D)	Case evaluation

2004.5.27		Baa3	Moody’s (Aaa~C)	Case evaluation

2004.6.9	Debentures	AAA	KIS Ratings (AAA~D))	Case evaluation

2004.6.9	Debentures	AAA	NICE (AAA~D)	Case evaluation

2004.7.16	Debentures	AAA	NICE (AAA~D)	Case evaluation

2004.7.16	Debentures	AAA	Korea Ratings (AAA~D)	Case evaluation

2004.11.15	Debentures	AAA	Korea Ratings (AAA~D)	Case evaluation

2004.11.15	Debentures	AAA	Korea Ratings (AAA~D)	Case evaluation

e.	Other Important Information

Please refer to our annual report for the BIS capital ratio and non-performing loans of our subsidiaries.

III.	Financial Information

1.	Condensed Financial Statements (Non-consolidated)

(units: millions of won)

Items	2004	2003	2002	2001
Cash and Due from Banks	56,099	349,585	73,256		13,825
Securities	9,425,381	7,007,222	6,062,119		5,016,864
Loans	218,641	830,566	1,231,207		648,365
Fixed Assets	282	293	374		651
Other Assets	36,046	60,148	22,195		14,108

Total Assets	9,736,449	8,247,814	7,389,151		5,693,813

Borrowings	120,000	—	300,000		310,000
Debentures	2,154,636	2,621,182	1,999,250		1,298,304
Other Liabilities	25,355	28,737	25,772		8,162

Total Liabilities	2,299,991	2,649,919	2,325,022		1,616,466

Common Stock	3,982,278	3,877,525	3,839,074		3,637,293
Capital Surplus	84,356	61,324	58,645		—
Retained Earnings	2,359,422	1,282,866	1,145,518		558,501

Capital Adjustment	1,010,402	376,180	20,892	Δ	118,447

Total Stockholder’s Equity	7,436,458	5,597,895	5,064,129		4,077,347
Operating Income (*1)	1,953,418	1,593,251	878,488		717,112
Operating Expenses (*2)	662,975	1,390,154	302,721		31,222
Operating Profit	1,290,443	203,097	575,767		685,890
Ordinary Income	1,292,493	202,565	589,214		685,885

Net profit	1,292,493	202,565	589,214		684,102

(Δ stands for negative numbers)

(*1)(*2)	Operating Income and operating expenses are computed by the total amount of gain or loss from equity method from the application of corporate accounting standard article 15.
*	Refer to Exhibits to see detailed financial statements

2.	Condensed Financial Statements (Consolidated)

(units: millions of won)

Items	2004	2003	2002	2001
Cash and Due from Banks	6,850,115	6,471,855	6,568,852		6,432,890
Securities	28,553,168	27,006,677	26,452,509		25,024,333
Loans	91,768,615	86,077,297	73,604,113		59,876,198
Fixed Assets	2,646,979	2,734,616	2,796,183		2,831,851
Other Assets	6,811,684	6,477,274	5,421,877		5,920,545

Total Assets	136,630,561	128,767,718	114,843,534		100,058,817

Deposits	92,148,907	89,049,625	78,917,388		69,332,217
Borrowings	13,285,773	12,813,104	13,839,614		13,742,572
Debentures	13,687,295	12,195,159	10,792,932		5,491,533
Other Liabilities	8,814,901	9,011,530	5,987,833		7,080,301

Total Liabilities	127,936,876	123,069,418	109,528,767		95,646,623

Common Stock	3,982,278	3,877,525	3,839,074		3,637,293
Consolidated Capital Surplus	170,960	57,844	25,029		—
Consolidated Retained Earnings	2,363,713	1,152,053	1,151,113		558,852
Consolidated Capital Adjustment	923,794	414,969	54,506	Δ	116,546
Minority Interest	1,252,940	195,909	245,045		359,595

Total Stockholder’s Equity	8,693,685	5,698,300	5,314,767		4,439,194

Operating Income (*1)	13,359,215	10,403,445	9,623,990		10,159,156
Operating Expenses (*2)	12,191,952	10,060,210	8,908,732		9,847,439
Operating Profit	1,167,263	343,235	715,258		311,717
Non-operating Income	458,277	639,882	540,113		1,190,685
Non-operating Expenses	390,804	752,055	800,487		937,984
Ordinary Income	1,234,736	231,062	454,884		564,418
Aggregated Net Profit	1,291,620	52,374	613,576		736,616
Consolidated Net Profit	1,292,493	56,279	591,588		686,287
No. of Companies Consolidated	24	15	17		17

(Δ stands for negative numbers)
(*1)(*2)	Operating Income and operating expenses are computed by the total amount of gain or loss from equity method from the application of corporate accounting standard article 15.

3.	Accounting Information

a.	Loan Loss Reserves

(1) Loan Loss Reserves for past 3 years by classification

(units: millions of won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2004	Lendings Loans Total	151,850 67,890 219,740	759 339 1,098	0.5 0.5 0.5	% % %

2003	Lendings Loans Total	156,850 677,890 834,740	784 3,390 4,174	0.5 0.5 0.5	% % %

2002	Lendings Loans Total	214,600 1,167,822 1,382,422	1,073 146,308 147,381	0.5 12.5 10.7	% % %

(2) Change in Loan Loss Reserves for past 3 years

(units: millions of won)

Item	2004	2003	2002
1. Initial loan loss reserves balance	4,174	147,381	3,258
2. Net credit costs	—	127,551	144,123
1) Write-offs	—	127,400	—
2) Recovery of written-off assets	—	—	—
3) Other changes	—	151	144,123
Recovery of credit costs	-3,076	15,656	—
Ending loan loss reserve balance	1,098	4,174	147,381

4.	Notes on consolidated financial statement

(1)	Auditor’s opinion

Item	2004	2003	2002	2001
Auditor	Deloitte HanaAnjin	Deloitte & Touche	Deloitte & Touche	Arthur Andersen
Auditor’s Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion

(2)	Companies included in the consolidated financial statement in the last three years

Year	Companies included	Newly included companies	Excluded companies
2004	Woori Finance Holdings and 24 companies

- Woori First Private Investment Company

- LG Investment & Securities

- LG Futures

- LG Investment Trust Management

- LG Securities Int’l Ltd.

- LG Securites (H.K.) Limited

- LG Securities America, Inc.

- LG Investments Holding B.V. (Amsterdam)GG

- High Technology Venture Investment

- Global Technology Investment

- Woori Credit Card

2003	Woori Finance Holdings and 15 companies		- Woori Merchant Bank - Woori First SPC
2002	Woori Finance Holdings and 17 companies	- Woori F&I - Woori Third SPC

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2004 Dec. 31	2003 Dec. 31	2002 Dec. 31	2001 Dec. 31
Deloitte HanaAnjin	Deloitte & Touche	Deloitte & Touche	Arthur Andersen

2.	Compensation to the Independent Auditor

a.	Auditing Service

(units: millions of won)

Year	Auditor	Activity	Compensation	Accrued Time (hr)
2004	Deloitte	Quarter, Half Year, Annual Interim Financial Statement (Consolidated, Non-consolidated)	310	7,158
	HanaAnjin

2003	Arthur Andersen	Quarter Interim Financial Statement	140	1,200
		Half Year Interim Financial Statement	70	600
	Deloitte Touche	Annual Financial Statement	36	300
		(Consolidated, Non-consolidated)	37	300

2002	Arthur Andersen	Quarter Interim Financial Statement	140	1,200
		Half Year Interim Financial Statement	70	600
		Year-end Financial Statement	30	300
		Consolidated Financial Statement	30	300

b.	Compensation for services other than the Audit

(units: thousands of dollars)

Year	Contract Date	Activity	Period	Comp.	Note
2004	2005.3.25	US GAAP Auditing	2004.12~2005.5	2,050	Deloitte HanaAnjin

2003	2003.7.30	US GAAP Auditing	2003.8~2004.5	4,500	Deloitte Touche

2002	2003.2.28	US GAAP Auditing	2002.12~2003.5	4,250	Deloitte Touche

V.	Corporate Governance and Affiliated Companies

1.	Overview of Corporate Governance

a.	About the Board of Directors

(1) Board of Directors

At our 3rd Annual General Shareholders’ Meeting held on March 30, 2004 a new Board of Directors was appointed, consisting of the Group’s Chairman Young-Key Hwang, Vice Chairman Jong-Wook Kim and Vice Chairman Euoo-Sung Min. Our non-standing directors currently consist of Suk-Jean Kang (Chairman of CEO Consulting Group), Je-Hoon Lee (President of Korea BBB Association), Sung-Tae Ro (Dean of the School of Business at Myongji University), Do-Soung Choi (Professor of Finance at Seoul National University), Oh-Seok Hyun (President of the Trade Research Institute) and Chung-Sook Moon (Professor of Economics at Sookmyung University).

Sung-Hwan Bae was appointed as a non-standing director at the May 18, 2004 extraordinary shareholders’ meeting. Vice Chairman Euoo-Sung Min resigned in May 2004.

Director Suk-Jean Kang resigned on March 17, 2005 and at our 4th Annual General Shareholders’ Meeting held on March 28, 2004, Seung-Hee Park (CFO at Woori Finance Holdings) was appointed as a new standing director. Je-Hoon Lee (President of Korea BBB Association), Sung-Tae Ro (Dean of the School of Business at Myongji University), Woon-Youl Choi (Dean of the School of Business at Sogang University), Oh-Seok Hyun (President of the Trade Research Institute), Do-Soung Choi (Professor of Finance at Seoul National University), Chung-Sook Moon (Professor of Economics at Sookmyung University) and Sung-Hwan Bae (Director of the Receivership & Collection Department, KDIC) were appointed to the Audit Committee as non-executive directors.

(A) Duties of Boards of Directors

- The Board of Directors shall consist of directors and shall determine the matters which are provided for as the authority of the Board of Directors under the relevant laws and regulations

- The Board of Directors shall perform its duties set forth in the Rules for the Board of Directors for the purpose of enhancement of shareholders’ benefits

(B) Information Regarding the Board of Directors

•	The following information was stated in the convocation notice of annual general meeting and in the explanation of bill on March 10 and 11, 2005

➢	2nd Resolution : Appointment of Standing Director

Position	Name	Information	Relationship with KDIC	Transaction with WFG
Sstanding Director	Seung-Hee Park	- Executive Director of KDIC - Senior Managing Director at Woori Finance Holdings	N/A	N/A

➢	3rd Resolution : Appointment of Non-Standing Directors and Audit Committee Members

Position	Name	Information	Relationship with KDIC	Transaction with WFG
Non-standing Director and audit Committee	Je-Hoon Lee	- B.A. in Sociology, Seoul National University - M.A. in Journalism, Seoul National University - CEO & President of The Joongang Ilbo - Currently President of Korea BBB Association	N/A	N/A

Non-standing Director and audit Committee	Sung-Tae Ro	- B.A. in Economics, Seoul National University - Ph.D. in Economics, Harvard University - Chief Editor of The Korea Economic Daily - Currently Dean of Business School at Myongji University	N/A	N/A

Non-standing Director and audit Committee	Oh-Seok Hyun

- B.A. in Business Administration, Seoul National University

- Ph.D. in Economics, University of Pennsylvania

- Former employee at Ministry of Finance and Economy

- Currently President of Trade Research Institute, Korea Int’l Trade Association

			N/A	N/A

Non-standing Director and audit Committee	Dosoung Choi

- B.A. in Business Administration, Seoul National University

- Ph.D. in Finance, Pennsylvania State University

- Chairman of Korean Securities Association

- Currently Professor of Finance at Seoul National University

			N/A	N/A

Non-standing Director and audit Committee	Chung-Sook Moon	- B.A. in Home Management, Sookmyung Women’s University - Ph.D. in Consumer Economics, Kansas State University - Currently Professor of Economics at Sookmyung Women’s University	N/A	N/A

Non-standing Director and audit Committee	Sung-Hwan Bae	- Ph.D. in Business Administration at SungKyunKwan University - Banking Supervisory Authority of the Bank of Korea - Currently director at Korea Deposit Insurance Corp.	Employee (Director)	N/A

Non-standing Director and audit Committee	Woon-Youl Choi	- B.A. in Business Administration at Seoul National University - Ph.D. in Finance at University of Georgia - Member, Monetary Policy Committee - Currently Professor of Business at Sogang University	N/A	N/A

(C) Appointment of Non-standing Directors

Pursuant to Article 42 of the Articles of Association and the non-standing director candidate nomination committee regulations Article 5, a non-standing director is appointed through process where the non-standing director candidate nomination committee recommends candidates and the decision is made through a resolution by the shareholders’ meeting.

* Article 42 (Committee)

1. We currently have the following management committees that serve under the board.

1.   The BOD Management Committee

2.   The Business Strategy & Compensation Committee

3.   The Risk Management Committee

4.    Executive Committee

5.   Ethics Committee

6.   Non-standing Director Nomination Committee

7.   MOU Review Committee

8.   The Audit Committee

(D) Committees within Board of Directors

[as of 2004.12.31]

1)	BOD Management Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads the committee consisting of the heads of sub-committees. Non-standing directors must be more than 1/2 of the total committee members.
Suk-Jean Kang	Non-standing Director
Sung-Tae Ro	Non-standing Director
Dosoung Choi	Non-standing Director
Chung-Sook Moon	Non-standing Director

Director Suk-Jean Kang resigned on March 17, 2005

Director Je-Hoon Lee was appointed to the committee on March 28, 2005 while directors Sung-Tae Ro, Dosoung Choi, and Chung-Sook Moon were reappointed

2) Business Strategy and Compensation Committee

Name	Position	Notes
Suk-Jean Kang	Non-standing Director	Non-standing director Je-Hoon Lee heads the committee consisting of 4 non-standing directors.
Je-Hoon Lee	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Dosoung Choi	Non-standing Director

Director Suk-Jean Kang resigned on March 17, 2005

Newly appointed non-standing director Woon-Youl Choi was appointed to the committee on March 28, 2005 while directors Je-Hoon Lee, Oh-Seok Hyun, Dosoung Choi were reappointed

3) Risk Management Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Committee consist of the Chairman/CEO and CFO and no less than 3 non-standing directors.
Sung-Tae Ro	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Dosoung Choi	Non-standing Director

At the BOD meeting held on March 28, 2005, risk management committee regulations were revised and the committee structure was adjusted

Newly appointed standing director Seung-Hee Park was appointed to the committee on March 28, 2005 while directors Sung-Tae Ro, Oh-Seok Hyun, Dosoung Choi were reappointed

4) Audit Committee

Name	Position	Notes
Suk-Jean Kang	Non-standing Director
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Dosoung Choi	Non-standing Director
Chung-Sook Moon	Non-standing Director
Sung-Hwan Bae	Non-standing Director
Woon-Youl Choi	Non-standing Director

Director Suk-Jean Kang resigned the committee on October 22, 2004

Director Woon-Youl Choi was appointed to the committee on March 28, 2005

5) Standing Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads the committee consisting of all executive directors.
Jong-Wook Kim	Vice Chairman

Newly appointed standing director Seung-Hee Park was appointed to the committee on March 28, 2005

6) Ethics Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Non-standing director Chung-Sook Moon heads the committee consisting of all executive directors and no less than 2 non-standing directors.
Jong-Wook Kim	Vice Chairman
Je-Hoon Lee	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Chung-Sook Moon	Non-standing Director

Newly appointed standing director Seung-Hee Park was appointed to the committee on March 28, 2005 while directors Je-Hoon Lee, Oh-Seok Hyun, Chung-Sook Moon were reappointed

7) Non-standing Directors Nomination Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Non-standing director Sung-Tae Ro heads the committee consisting of the Chairman/CEO and no less than 3 non-standing directors.
Suk-Jean Kang	Non-standing Director
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director

Director Suk-Jean Kang resigned in March 17, 2005

Newly appointed non-standing director Woon-Youl Choi was appointed to the committee on March 28, 2005 while directors Je-Hoon Lee and Sung-Tae Ro were reappointed

8) MOU Review Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads the committee consisting of the entire board of directors.
Jong-Wook Kim	Vice Chairman
Suk-Jean Kang	Non-standing Director
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Dosoung Choi	Non-standing Director
Chung-Sook Moon	Non-standing Director
Sung-Hwan Bae	Non-standing Director

Director Suk-Jean Kang resigned in March 17, 2005

Newly appointed non-standing director Woon-Youl Choi and Seung-Hee Park were appointed to the committee on March 28, 2005

(D) Stock Options

(as of 2004.12.31)	(units: won, thousand shares)

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing price
Byung Chul Yoon	Standing director	2002.12.04	Common	100	—	—	100	8,530
Kwang Woo Chun	Standing director	2002.12.04	Common	80	—	—	80	8,530
Euoo Sung Min	Standing director	2002.12.04	Common	80	—	80	—	8,530
Hwan Kyu Park	Non-standing dir.	2002.12.04	Common	40	—	—	40	8,530
Ki Chul Han	Non-standing dir.	2002.12.04	Common	30	—	—	30	8,530
Tae Ho Sohn	Non-standing dir.	2002.12.04	Common	30	—	—	30	8,530
Won Gihl Sohn	Non-standing dir.	2002.12.04	Common	30	—	—	30	8,530
Nam Hong Cho	Standing director	2002.12.04	Common	10	—	—	10	8,530
Sang Chul Lee	Standing director)	2002.12.04	Common	10	—	—	10	8,530
Jae Woong Lee	Standing director	2002.12.04	Common	10	—	—	10	8,530
Gae Min Lee	Standing director	2002.12.04	Common	10	—	—	10	8,530
Kwang Sun Chung	Standing director	2002.12.04	Common	10	—	—	10	8,530
Hae-Seok Suh	Standing director	2002.12.04	Common	10	—	—	10	8,530
Duk Hoon Lee	Director of related company	2002.12.04	Common	80	—	—	80	8,530
Jong Wook Kiim	Director of related company	2002.12.04	Common	45	—	—	45	8,530
Jin Kyu Park	Director of related company	2002.12.04	Common	45	—	—	45	8,530
Jong Ku Min	Director of related company	2002.12.04	Common	30	—	—	30	8,530
Jong Hwee Lee	Director of related company	2002.12.04	Common	30	—	—	30	8,530
Dong Myun Suh	Director of related company	2002.12.04	Common	30	—	—	30	8,530
Ki Shin Kim	Director of related company	2002.12.04	Common	30	—	—	30	8,530
Young Seok Kim	Director of related company	2002.12.04	Common	30	—	—	30	8,530
Byung Kil Choi	Director of related company	2002.12.04	Common	30	—	—	30	8,530

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Young Ho Park	Director of related company	2002.12.04	Common	30	—		30	8,530
Tae Woong Chung	Director of related company	2002.12.04	Common	30	—		30	8,530
Dong Chan Bae	Director of related company	2002.12.04	Common	30	—		30	8,530
Dae Hwan Kim	Director of related company	2002.12.04	Common	10	—		10	8,530
Young Ha Kim	Director of related company	2002.12.04	Common	10	—		10	8,530
Young Yong Kim	Director of related company	2002.12.04	Common	10	—		10	8,530
Taik Su Han	Director of related company	2002.12.04	Common	10	—		10	8,530
Sang Im Park	Director of related company	2002.12.04	Common	10	—		10	8,530
Joon Ho Hahm	Director of related company	2002.12.04	Common	10	—		10	8,530
Joon Ho Lee	Director of related company	2002.12.04	Common	30	—		30	8,530
Joo Sun Yeom	Director of related company	2002.12.04	Common	20	—		20	8,530
Ga Seok Chae	Director of related company	2002.12.04	Common	20	—		20	8,530
Sung Wook Park	Director of related company	2002.12.04	Common	5	—		5	8,530
Ki Seok Kim	Director of related company	2002.12.04	Common	5	—		5	8,530
Jae Ki Hong	Director of related company	2002.12.04	Common	5	—		5	8,530
Sam Su Pyo	Director of related company	2002.12.04	Common	40	—		40	8,530
Jung Rak Chun	Director of related company	2002.12.04	Common	30	—	30	—	8,530
Won Chul Hwang	Director of related company	2002.12.04	Common	20	—		20	8,530
Jong Hwee Kim	Director of related company	2002.12.04	Common	15	—	—	15	8,530
Sung Hoo Kwak	Director of related company	2002.12.04	Common	15	—	15	—	8,530
Seok Hwan Lee	Director of related company	2002.12.04	Common	15	—		15	8,530
Seok Hee Hwang	Director of related company	2002.12.04	Common	40	—	40	—	8,530
Choong Wan Lee	Director of related company	2002.12.04	Common	35	—	35	—	8,530
Ki Sang Chung	Director of related company	2002.12.04	Common	30	—	30	—	8,530

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Ki Joong Kim	Director of related company	2002.12.04	Common	15	—	15	—	8,530
Kwang Suh Koo	Director of related company	2002.12.04	Common	15	—	15	—	8,530
In Kee Baek	Director of related company	2002.12.04		30			30	8,530
Seung Yang Han	Director of related company	2002.12.04		15		15	—	8,530
Keun Soo Yook	Director of related company	2002.12.04		15		15	—	8,530
Ki Jong Chung	Director of related company	2002.12.04	Common	5	—		5	8,530
Hun Il Nam	Director of related company	2002.12.04	Common	30	—		30	8,530
Young Soo Kim	Director of related company	2002.12.04	Common	30	—		30	8,530
Jin Ho Yoon	Director of related company	2002.12.04	Common	20	—		20	8,530
Seok Koo Yoon	Director of related company	2002.12.04	Common	15	—		15	8,530
Ji Yeon Joo	Director of related company	2002.12.04	Common	15	—		15	8,530
Ho Hyun Lee	Director of related company	2002.12.04	Common	20	—		20	8,530
Chan Kook Chung	Director of related company	2002.12.04	Common	15	—		15	8,530
Duk Yoon Kim	Director of related company	2002.12.04	Common	15	—		15	8,530
Young Wook Kim	Director of related company	2002.12.04	Common	15	—		15	8,530
Dae Kyu Ko	Director of related company	2002.12.04	Common	15	—		15	8,530

Total	—	—	—	1,560	—	300	1,260	—

1)	Method of compensation : Issue of new shares, provision of treasury shares, cash payment or treasury shares of difference between exercise price and market price
2)	Exercise period : Dec. 4, 2005 ~ Dec. 3, 2008
3)	Exercise Price : 60% of granted = {6,800*(1+Rate of return of banking industry index)}won

40% of granted = 6,800 won

2.	Related Companies

Woori Finance Holdings
Woori Bank (100%)
Woori Credit Information (100%)
Woori America Bank (100%)
PT Bank Woori Indonesia (95.19%)
Shinwoo CRV (76.69%)
Woori First PEF (52.40%)
Kyongnam Bank (99.99%)
Kwangju Bank (99.99%)
LG Investment & Securities (26.92%)
LG ITM (90%)
LG Futures (100%)
LG securities International Ltd (100%)
LG securities (H.K) Ltd (100%)
LG securities America, Inc (100%)
Woori Securities (100%)
Woori ITM (100%)
Woori FIS (100%)
Nexbi Tech (50.50%)
Woori F&I (100%)
Woori CA Asset Management (51%)
Woori 2nd SPC (95%)
Woori 3rd SPC (100%)

3.	Investments in Other Companies

(units: thousand shares, millions of won)

Type	Name	Beginning Balance			Changes		Ending Bal.			Latest Net Income *
		Quantity	Share	Cost	Quantity	Cost	Quantity	Share	Cost
DOMESTIC	Woori Bank	570,568	100.0	2,912,311	65,389	913,000	635,957	100.0	3,825,311	1,996,694
	Kwangju Bank	34,080	99.9	170,400	—	—	34,080	99.9	170,400	72,271
	Kyongnam Bank	51,800	99.9	259,000	—	—	51,800	99.9	259,000	109,235
	Woori Credit Card	22,600	100.0	113,000	(-)22,600	(-)113,000	—	100.0	—	—
	Woori Inv. Trust Mgmt.	6,000	100.0	39,128	—	—	6,000	100.0	39,128	547
	Woori Securities	17,372	52.7	169,621	15,584	56,999	32,956	100.0	226,620	2,369
	Woori Finance Info Sys.	900	100.0	5,244	—	—	900	100.0	5,244	401
	Woori F&I	2,000	100.0	10,094	—	—	2,000	100.0	10,094	20,076
	Woori 2nd SPC	2	95.0	10	—	—	2	95.0	10	8,097
	Woori 3rd SPC	2	100.0	10	—	—	2	100.0	10	7,790
	LG Investment & Securities	—	—	—	32,877	355,201	32,877	23.16	355,201	4,240
	Foreign	—	—	—	—	—	—	—	—

	Total	705,324		3,678,818		1,212,200	796,574		4,891,018

1.	As of March 31, 2004, Woori Bank merged with it’s subsidiary Woori Credit Card. From the merger, Woori Bank’s common shares were newly issued in the ratio of 1 Woori Credit Card to 0.3581 Woori Bank, thereby increasing Woori Bank’s number of shares and capital to 636 million shares and 3,179,800 million won from 571 million shares and 2,852,800 million won respectively.
2.	As Woori Bank and Woori Credit Card merged, investment securities of Woori Credit Card was added to Woori Bank’s investment securities.
3.	1,900,000 million won from capital reduction without consideration is reflected in the initial purchase.
4.	Woori Finance Holdings acquired 15,584,113 shares of Woori Securities in the 2nd quarter through exchange of stocks.
5.	In September 23, 2004 there was an agreement with LG Card to acquire LG Investment & Securities’ shares of 25,877,487. The agreement was carried out on December 24, 2004 by acquiring LG Investment & Securities’ shares. Additional 7,000,000 shares were acquired in the market from October 22 ~ 27, 2004.
*	The applicable date for Woori Bank, Kwangju Bank, Kyongnam Bank, Woori Finance Info Sys., Woori F&I, Woori 2nd SPC, Woori 3rd SPC is Dec. 31, 2004. The applicable date for Woori Securities, Woori Inv. Trust Mgmt., and LG Investment & Securities is March 31, 2004.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of Major Shareholders and Related Parties

(as of 2004.12.31)	(units: shares, %)

			Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
Name	Relation	Type	Stock	Share			Stock	Share
KDIC	Major S/H	Common	673,458,609	86.8		45,000,000	628,458,609	78.9
		Common	673,458,609	86.8		45,000,000	628,458,609	78.9
	Total	Preferred					0	0

		Total	673,458,609	86.8		45,000,000	628,458,609	78.9

Major Shareholder : KDIC

b.	Share Ownership of more than 5%

(as of 2004.12.31)	(units: shares, %)

		Common Stock		Preferred Stock		Total
No.	Name	No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	628,458,609	78.9			628,458,609	78.9

	Total	628,458,609	78.9			628,458,609	78.9

c.	Shareholder Distribution

(as of 2004.12.31)

Items	Shareholder number	Ratio	Number of shares	Ratio
Total Minority Shareholders	28,780	99.99	145,997,551	18.33
Minority Shareholders (Companies)	652	2.27	116,583,764	14.64
Minority Shareholders (Individual)	28,128	97.72	29,413,787	3.69
Major Shareholders	1	0.00	628,458,609	78.91
Main Shareholders	2	0.01	21,997,510	2.76
Total Other Shareholders	2	0.01	21,997,510	2.76
Others Shareholders (Companies)	—	—	—	—
Others Shareholders (Individual)	1	0.00	1,888	0.00

Total	28,784	100.00	796,455,558	100.0

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: won, shares)

Period	July	August	September	October	November	December
High	7,490	7,850	8,200	8,900	8,880	8,650
Low	6,600	6,500	7,430	7,700	8,260	8,000
Monthly Trade Volume	26,174,739	35,503,225	113,547,828	45,546,382	47,937,353	30,773,861

b.	Foreign Stock Market

(name of market : NYSE)	(units: dollars, shares)

Period	July	August	September	October	November	December
ADR
High	19.32	19.90	22.00	23.10	24.90	25.25
Low	16.91	16.45	19.44	20.55	22.01	23.20
Monthly Trade Volume	19,900	32,200	50,000	19,000	21,800	20,600

*	The ADR exchange ratio is 3 shares of Common Stock for one ADS.

VII.	Directors and Employee Information

1.	Directors

Position		Name	Common Stocks Owned
Chairman	Registered	Young-Key Hwang
Vice Chairman	Registered	Jong-Wook Kim
Managing Director	Non-Registered	Seung –Hee Park
Managing Director	Non-Registered	Jin-Hyung Ju
Non-standing Director	Registered	Suk-Jean Kang
Non-standing Director	Registered	Je-Hoon Lee
Non-standing Director	Registered	Sung-Tae Ro
Non-standing Director	Registered	Oh-Seok Hyun
Non-standing Director	Registered	Dosoung Choi
Non-standing Director	Registered	Chung-Sook Moon
Non-standing Director	Registered	Sung-Hwan Bae

Sung-Hwan Bae was newly appointed on May 18, 2004

Director and CFO Euoo-Sung Min resigned on May 31, 2004

Director Suk-Jean Kang resigned on March 17, 2005

Seung-Hee Park (Standing director) and Woon-Youl Choi (Non-standing director) were newly appointed on March 28, 2005

2.	Employee Status

(units: years, thousands of won)

	Staff				Average Tenure Years	Annual Compensation	Average Compensation Per Person	Note
Items	Admin.	Manu.	Misc.	Total
Male	50	—	3	53	3	3,869,108	73,002
Female	5	—	12	17	3	473,380	27,842

Total	55	—	15	70	3	4,342,488	62,036

3.	Labor Union Membership

Items	Details	Remarks
Total Membership Base	Deputy Director and below
Actual Members	22
Full-time Members	—
Associated Labor Union Group	—
Miscellaneous	—

4.	Number of professional personnels

Items	Number	Responsibilities	Remarks
Lawyer	1	Legal advisory
CPA	6	Financial accounting, Financial Planning, Business Planning
Ph.D in Law/Finance/Accounting	2	Research

VIII.	Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

(units: millions of won)

Name	Relation	Item	Changes				Notes
			Beg.	+	-	End
Woori 2nd SPC	subsidiary	Other loan	100			100
Woori 3rd SPC	subsidiary	Other loan	27,790		10,000	17,790
Woori Bank	subsidiary	Other loan	600,000		600,000
Kwangju Bank	subsidiary	Other loan	50,000			50,000
Woori Finance Info. Sys	subsidiary	Other loan	30,000			30,000
Woori F&I	subsidiary	Other loan	126,850		5,000	121,850

Total			834,740		615,000	219,740

b.	Payment Transactions

(units: millions of won)

		Transactions of Payments
Name	Relation	Item	Par value	Transactions				Gain / Loss
				Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Investment stock	5,000	5,869,559	1,708,804		7,578,363
Kyongnam Bank	Subsidiary	Investment stock	5,000	504,628	104,174		608,802
Kwangju Bank	Subsidiary	Investment stock	5,000	364,955	55,640		420,595
Woori Credit Card	Subsidiary	Investment stock	5,000	—	—	—		*1
Woori Finance Info. System	Subsidiary	Investment stock	5,000	7,284	329		7,613
Woori F&I	Subsidiary	Investment stock	5,000	35,896	22,335		58,231
Woori 2nd SPC	Subsidiary	Investment stock	5,000	20,016		20,016	0
Woori 3rd SPC	Subsidiary	Investment stock	5,000	1,266		1,266	0
Woori Inv’t Mgmt	Subsidiary	Investment stock	5,000	34,978	98		35,076
Woori Securities	Subsidiary	Investment stock	5,000	168,640	192,860		361,500	*2
LG Investment & Securities	Subsidiary	Investment stock	5,000		355,201		355,201	*3

Total				7,007,222	2,439,441	21,282	9,425,381

*	The above transactions have been derived using the equity method.
•	1) Losses of 105,581 million won, which were not recognized in the last quarter, was recognized in the 2nd quarter. Following the merger of Woori Credit Card into Woori Bank, the invested stocks of Woori Credit Card were merged with invested stocks of Woori Bank
•	2) 15,584,113 Woori Securities shares (47.3% of total shares) were acquired through a stock exchange in the 2nd quarter
•	3) In September 23, 2004 there was an agreement with LG Card to acquire LG Investment & Securities’ shares of 25,877,487. The agreement was carried out on December 24, 2004 by acquiring LG Investment & Securities’ shares. Additional 7,000,000 shares were acquired in the market from October 22 ~ 27, 2004.

Independent Auditors’ Report

To the Board of Directors and Shareholders of

Woori Finance Holdings Co., Ltd.

We have audited the accompanying non-consolidated balance sheet of Woori Finance Holdings Co., Ltd. (the “Company”) as of December 31, 2004 and 2003, and the related non-consolidated income statements, appropriations of retained earnings and cash flows for the years ended December 31, 2004 and 2003, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of LG Investment Securities Co., Ltd., the Company’s investment in which is accounted for in the non-consolidated financial statements by use of the equity method. The Company’s equity of (Won) 355,201 million in LG Investment Securities Co., Ltd. net assets as of December 31, 2004 is included in the accompanying financial statements. The financial statements of LG Investment Securities Co., Ltd. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for LG Investment Securities Co., Ltd., is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations, the appropriations of its retained earnings and its cash flows for the years then ended, in conformity with financial accounting standards generally accepted in the Republic of Korea.

Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

1

Without affecting our conclusion, we draw attention to the following:

As explained in Notes 1 and 25, Woori Bank, a subsidiary of the Company, merged with Woori Credit Card Co., Ltd. (“WCC”), also a subsidiary of the Company, on March 31, 2004. Woori Bank took over substantially all of the assets and liabilities of WCC by exchanging one common share of WCC with 0.3581 share of Woori Bank and (Won) 330.4 billion (US$ 316.5 million) of the difference between (Won) 657.3 billion (US$ 629.8 million) of net assets acquired from WCC and (Won) 326.9 billion (US$ 313.2 million) of consideration for the merger was recorded as capital surplus of Woori Bank. As a result, the number of issued common shares and contributed capital of Woori Bank increased from 570.6 million and (Won) 2,852.8 billion (US$ 2,733.1 million) to 636.0 million and (Won) 3,179.8 billion (US$ 3,046.4 million).

As explained in Notes 1 and 26, on June 18, 2004, the Company issued 8.6 million new common shares in exchange for 15.6 million common shares of Woori Securities, a subsidiary of the Company, in order to wholly own the subsidiary. As a result, the number of issued common shares and contributed capital of the Company increased from 775.5 million and (Won) 3,877.5 billion (US$ 3,714.8 million) to 784.1 million and (Won) 3,920.4 billion (US$ 3,755.9 million).

As explained in Notes 1 and 27, on October 26 and December 24, 2004, the Company acquired 7,000,000 and 25,877,487 shares of LG Investment Securities Co., Ltd. (“LG Securities”)’s common stock for (Won) 55.0 billion (US$ 52.7 million) and (Won) 297.6 billion (US$ 285.1 million), respectively. As a result, the Company has 26.92% of the voting rights of LG Securities. LG Securities was established in January 1969 to engage in trading, agency, brokerage and underwriting of securities. On September 30, 1975, LG Securities listed its shares on the Korea Stock Exchange. On October 1, 1999, LG Securities merged with LG Merchant Banking Co., Ltd. As of December 31, 2004, its issued common stock amounted to (Won) 625,457 million (US$ 599,212 thousand) consisting of 122,116,369 shares and its issues preferred stock amounted (Won) 99,354 million (US$ 95,185 thousand) consisting of 19,870,968 shares.

As explained in Note 24, Woori Bank, Kyongnam Bank and Kwangju Bank, subsidiaries of the Company, have loans receivable, equity securities and debt securities from LG Card Co., Ltd. (LG Card) in the total amount of (Won) 193.1 billion (US$ 185.0 million), (Won) 351.8 billion (US$ 337.0 million) and (Won) 179.4 billion (US$ 171.9 million), respectively, as of December 31, 2004. In connection therewith, the banks provided (Won) 350.4 billion (US$ 335.7 million) as allowances for credit losses and cumulative impairment losses on securities, and recorded (Won) 145.5 billion (US$ 139.4 million) of gains on valuation of available-for-sale securities on capital adjustments. In addition, Woori Bank recorded (Won) 15.0 billion (US$ 14.4 million) in related losses on trust accounts, for which repayment of principal or interest is guaranteed by Woori Bank. Such trust accounts have Commercial Paper in total amount of (Won) 69.7 billion (US$ 66.8 million) as of December 31, 2004. However, the actual losses on LG Card credit may differ from the current estimate.

2

As explained in Note 20, the Company’s receivables from its subsidiaries as of December 31, 2004 and 2003 are (Won) 288.8 billion (US$ 276.7 million) and (Won) 1,238.1 billion (US$ 1,186.1 million), respectively, and payables to its subsidiaries are (Won) 16.0 billion (US$ 15.3 million) and (Won) 18.5 billion (US$ 17.7 million), respectively. In addition, for the years ended December 31, 2004 and 2003, revenues from transactions with its subsidiaries are (Won) 32.5 billion (US$ 31.1 million) and (Won) 74.1 billion (US$ 71.0 million), respectively, and expenses from transactions with its subsidiaries are (Won) 17.1 billion (US$ 16.4 million) and (Won) 7.3 billion (US$ 7.0 million), respectively.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

February 25, 2005

Notice to Readers

This report is effective as of February 25, 2005, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

3

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2003

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
ASSETS

Cash and bank deposits (Notes 16, 18 and 20)	(Won)	56,099	(Won)	349,585	US$	53,745	US$	334,916
Investment securities accounted for using the equity method of accounting (Notes 3 and 18)		9,425,381		7,007,222		9,029,873		6,713,184
Loans, net of allowance for possible loan losses (Notes 4, 18 and 20)		218,641		830,566		209,466		795,714
Fixed assets (Note 6)		282		293		270		281
Other assets (Notes 7 and 20)		36,046		60,149		34,534		57,625

	(Won)	9,736,449	(Won)	8,247,815	US$	9,327,888	US$	7,901,720

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Borrowings (Notes 8 and 18)	(Won)	120,000	(Won)	—	US$	114,964	US$	—
Debentures, net of discounts and reconciliation for conversion rights and added accrued interest and redemption premium (Notes 9, 10 and 18)		2,154,637		2,621,182		2,064,224		2,511,192
Other liabilities (Notes 12 and 20)		25,355		28,738		24,292		27,532

		2,299,992		2,649,920		2,203,480		2,538,724

SHAREHOLDERS’ EQUITY
Common stock (Note 13)		3,982,278		3,877,525		3,815,173		3,714,816
Capital surplus (Note 13)		84,356		61,324		80,816		58,751
Retained earnings (Notes 3 and 13):
Legal reserve		79,178		58,921		75,856		56,448
Voluntary reserve		1,120,000		1,000,000		1,073,003		958,038
Retained earnings before appropriations (Net income of (Won) 1,292,493 million and (Won) 202,565 million for the years ended December 31, 2004 and 2003, respectively)		1,160,244		223,945		1,111,558		214,548

		2,359,422		1,282,866		2,260,417		1,229,034
Capital adjustments (Notes 3, 13 and 14)		1,010,401		376,180		968,002		360,395

		7,436,457		5,597,895		7,124,408		5,362,996

	(Won)	9,736,449	(Won)	8,247,815	US$	9,327,888	US$	7,901,720

See accompanying notes to non-consolidated financial statements.

4

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions, except for income per share data)				(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Note 3)	(Won)	1,904,173	(Won)	1,491,813	US$	1,824,270	US$	1,429,213
Interest income (Note 20)		32,085		66,249		30,739		63,469
Gain on foreign currency transactions		2,884		—		2,762		—
Gain on foreign currency translation		8,441		2,454		8,087		2,352
Reversal of allowance for doubtful accounts		3,204		15,656		3,070		14,999
Gain on valuation of swap contracts (Notes 9 and 20)		—		17,078		—		16,361
Gain on valuation on investment securities		2,630		—		2,520		—

		1,953,417		1,593,250		1,871,448		1,526,394

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Note 3)		(474,516)		(1,196,627)		(454,604)		(1,146,414)
Interest expense		(145,030)		(138,837)		(138,944)		(133,011)
Loss on foreign currency transactions		(293)		—		(281)		—
Loss on foreign currency translation		—		(16,026)		—		(15,353)
Loss on valuation of swap contracts (Notes 9 and 20)		(13,111)		(3,410)		(12,561)		(3,267)
Fees and commissions		(8,037)		(6,704)		(7,700)		(6,423)
General and administrative (Notes 17 and 20)		(21,988)		(28,549)		(21,065)		(27,351)

		(662,975)		(1,390,153)		(635,155)		(1,331,819)

OPERATING INCOME		1,290,442		203,097		1,236,293		194,575
NON-OPERATING INCOME		2,160		1,189		2,069		1,139
NON-OPERATING EXPENSES		(109)		(1,721)		(105)		(1,649)

INCOME BEFORE INCOME TAX EXPENSE		1,292,493		202,565		1,238,257		194,065
INCOME TAX EXPENSE (Note 15)		—		—		—		—

NET INCOME	(Won)	1,292,493	(Won)	202,565	US$	1,238,257	US$	194,065

BASIC ORDINARY INCOME PER COMMON SHARE (Note 21)	(Won)	1,655	(Won)	262	US$	1.586	US$	0.251

BASIC NET INCOME PER COMMON SHARE (Note 21)	(Won)	1,655	(Won)	262	US$	1.586	US$	0.251

DILUTED ORDINARY INCOME PER COMMON SHARE (Note 21)	(Won)	1,626	(Won)	261	US$	1.558	US$	0.250

DILUTED NET INCOME PER COMMON SHARE (Note 21)	(Won)	1,626	(Won)	261	US$	1.558	US$	0.250

See accompanying notes to non-consolidated financial statements.

5

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS

OF APPROPRIATIONS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
RETAINED EARNINGS BEFORE APPROPRIATIONS:
Unappropriated retained earnings carried over from prior years	(Won)	6,138	(Won)	29,334	US$	5,881	US$	28,103
Increases in retained earnings using the equity method of accounting (Note 3)		—		1,939		—		1,858
Decreases in retained earnings using the equity method of accounting (Note 3)		(138,387)		(9,893)		(132,580)		(9,478)
Net income		1,292,493		202,565		1,238,257		194,065

		1,160,244		223,945		1,111,558		214,548

APPROPRIATIONS
Legal reserve		(129,249)		(20,257)		(123,825)		(19,407)
Dividends
Dividends in cash (Note 13)		(119,468)		(77,550)		(114,455)		(74,296)
(Dividends per common stock:
(Won)150 (3.0%) and (Won)100 (2.0%) in 2004 and 2003, respectively)
Voluntary reserve		(910,000)		(120,000)		(871,815)		(114,964)

		(1,158,717)		(217,807)		(1,110,095)		(208,667)

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	(Won)	1,527	(Won)	6,138	US$	1,463	US$	5,881

See accompanying notes to non-consolidated financial statements.

6

WOORI FINANCE HOLDINGS CO., LTD

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	1,292,493	(Won)	202,565	US$	1,238,257	US$	194,065

Adjustments to reconcile net income to net cash used in operating activities:
Loss on valuation using the equity method of accounting		474,516		1,196,627		454,604		1,146,414
Interest expense (amortization of discounts on debentures)		10,438		11,196		10,000		10,726
Loss on valuation of swap contracts		13,111		3,410		12,561		3,267
Loss on foreign currency translation		—		16,026		—		15,353
Provision for severance benefits		215		626		206		600
Depreciation		165		153		158		147
Amortization on intangible assets		19		14		18		13
Stock compensation		273		468		262		448
Other non-operating expenses		8		1,131		8		1,084
Gain on valuation using the equity method of accounting		(1,904,173)		(1,491,813)		(1,824,270)		(1,429,213)
Accrued interest on loans		(2,256)		(26,397)		(2,161)		(25,289)
Gain on valuation of swap contracts		—		(17,078)		—		(16,361)
Gain on foreign currency translation		(8,441)		(2,454)		(8,087)		(2,352)
Reversal of allowance for doubtful accounts		(3,204)		(15,656)		(3,070)		(14,999)
Gain on valuation of investment securities		(2,630)		—		(2,520)		—
Gain on sales of tangible assets		(15)		(12)		(14)		(11)
Other non-operating revenue		—		(970)		—		(929)

		(1,421,974)		(324,729)		(1,362,305)		(311,102)

Changes in operating assets and liabilities:
Increase in other receivable		(319)		(128)		(306)		(123)
Decrease in accrued income		28,425		3,859		27,232		3,697
Decrease in currency swap contracts		16,463		—		15,772		—
Increase in prepaid money		(81)		(1)		(78)		(1)
Decrease in prepaid expenses		137		1,093		131		1,047
Decrease in prepaid income tax		1,162		411		1,113		394
Retirement benefits payment		(567)		(11)		(543)		(11)
Increase in retirement insurance		(277)		(373)		(265)		(357)
Increase (decrease) in other payables		(343)		364		(328)		349
Increase (decrease) in accrued expenses		1,822		(1,211)		1,746		(1,160)
Increase in withholdings		196		85		188		81
Decrease in currency swap contracts		(14,143)		—		(13,550)		—

		32,475		4,088		31,112		3,916

Net cash used in operating activities		(97,006)		(118,076)		(92,936)		(113,121)

(Continued)

7

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Dividend income	(Won)	700,311	(Won)	552,990	US$	670,925	US$	529,785
Collection of loans		5,000		179,600		4,790		172,064
Collection of other loans		610,000		358,697		584,403		343,645
Disposition of tangible assets		52		17		50		16
Acquisition of investment securities accounted for using the equity method of accounting		(1,152,570)		(856,959)		(1,104,206)		(820,999)
Extension of loans		—		(121,850)		—		(116,737)
Acquisition of fixed assets		(188)		(76)		(180)		(73)
Acquisition of intangible assets		(22)		(15)		(21)		(14)
Payment of guarantee deposits		(333)		—		(319)		—

Net cash provided by investing activities		162,250		112,404		155,442		107,687

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings		690,000		150,000		661,046		143,706
Proceeds from debentures in local currency		997,382		618,255		955,530		592,312
Proceeds from debentures in foreign currencies		—		49,812		—		47,722
Capital increase with consideration		—		38,451		—		36,837
Repayment of borrowings		(570,000)		(450,000)		(546,081)		(431,117)
Redemption of debentures in local currency		(1,050,000)		(66,680)		(1,005,940)		(63,882)
Redemption of debentures in foreign currencies		(347,610)		—		(333,024)		—
Cost on issuance of new shares		(934)		(574)		(895)		(550)
Payment of dividends		(77,550)		(57,262)		(74,296)		(54,859)
Acquisition of treasury stock		(18)		—		(17)		—

Net cash provided by (used in) financing activities		(358,730)		282,002		(343,677)		270,169

NET INCREASE (DECREASE) IN CASH AND BANK DEPOSITS		(293,486)		276,330		(281,171)		264,735
CASH AND BANK DEPOSITS, BEGINNING OF THE YEAR		349,585		73,255		334,916		70,181

CASH AND BANK DEPOSITS, END OF THE YEAR (Note 16)	(Won)	56,099	(Won)	349,585	US$	53,745	US$	334,916

See accompanying notes to non-consolidated financial statements.

8

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions, Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 11 subsidiaries and 13 2nd-tier subsidiaries as of December 31, 2004.

Upon incorporation, the Company’s stock amounted to (Won) 3,637,293 million (US$ 3,484,665 thousand), consisting of 727,458,609 common shares ((Won) 5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of December 31, 2004, the Company’s stock amounted to (Won) 3,982,278 million (US$ 3,815,173 thousand), consisting of 796,455,558 common shares issued and outstanding of which the KDIC owns 628,458,609 shares (78.91%).

On June 24, 2002, the Company listed its common shares on the Korea Stock Exchange through a public offering at a price of (Won) 6,800 per share with 36,000,000 new shares and 54,000,000 issued shares.

The Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange on September 29, 2003.

9

(2)	The structure of the Company and its subsidiaries as of December 31, 2004 and 2003 is as follows.

		2004		2003
Parent companies	Subsidiaries	Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori Finance Holdings Co., Ltd.	Woori Bank (*1)	635,956,580	100.0	570,567,520	100.0	Dec. 31
	Kyongnam Bank	51,800,000	99.9	51,800,000	99.9	Dec. 31
	Kwangju Bank	34,080,000	99.9	34,080,000	99.9	Dec. 31
"	Woori Credit Card Co., Ltd. (*1)	—	—	22,600,000	100.0	Dec. 31
"	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Dec. 31
"	Woori F&I Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Dec. 31
"	Woori Second Asset Securitization Specialty Co., Ltd.	1,900	95.0	1,900	95.0	Dec. 31
"	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	2,000	100.0	Dec. 31
"	Woori Investment Trust Management Co., Ltd.	6,000,000	100.0	6,000,000	100.0	Dec. 31
"	Woori Securities Co., Ltd. (*2)	32,956,413	100.0	17,372,300	52.7	Dec. 31
"	LG Investment Securities Co., Ltd. (*3)	32,877,487	26.92	—	—	Dec. 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Dec. 31
"	Woori America Bank	8,500,000	100.0	8,500,000	100.0	Dec. 31
"	PT. Bank Woori Indonesia (*4)	1,618	95.2	1,387	81.6	Dec. 31
"	Woori First Private Equity Fund. (*5)	—	52.38	—	—	Dec. 31
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd.	408,000	51.0	408,000	51.0	Dec. 31
LG Investment Securities Co., Ltd.	LG Futures Co., Ltd. (*6)	5,000,000	100.0	—	—	Dec. 31
	LG Investment Trust Management Co., Ltd. (*6)	5,400,000	90.0	—	—	Dec. 31
"	LG Securities Int’l Ltd. (*6)	5,788,000	100.0	—	—	Dec. 31
"	LG Securities (H.K.) Limited (*6)	22,500,000	100.0	—	—	Dec. 31
"	LG Securities America, Inc. (*6)	300	100.0	—	—	Dec. 31
"	LG Investment Holding B.V. (Amsterdam) GG (*6)	1,642,398,242	100.0	—	—	Dec. 31
"	High Technology Venture Investment (*6)	1,500,000	42.86	—	—	Dec. 31
"	Global Technology Investment (*6)	1,500,000	50.00	—	—	Dec. 31

10

(*1)	Woori Bank, a subsidiary of the Company, merged with WCC, also a subsidiary of the Company, on March 31, 2004. Woori Bank issued 0.3581 new common shares per one common share of WCC. Accordingly, the number of issued common shares and contributed capital of Woori Bank increased from 508 million and (Won) 2,852.8 billion (US$2,733.1 million) to 636 million and (Won) 3,179.8 billion (US$ 3,046.4 million).

(*2)	On June 18, 2004, the Company acquired Woori Securities Co., Ltd.’s 15,584,113 shares of common stock, which represent a 47.3% ownership interest. As a result, the number of issued common shares and contributed capital of the Company increased from 775.5 million and (Won) 3,877.5 billion (US$ 3,714.8 million) to 784.1 million and (Won) 3,920.4 billion (US$ 3,755.9 million), and Woori Securities Co., Ltd. became a wholly owned subsidiary.

(*3)	On October 26, and December 24, 2004, the Company acquired 7,000,000 and 25,877,487 shares of LG Securities’ common stock for (Won) 54,980 million (US$ 52,673 thousand) and (Won) 297,591 million (US$ 285,103 thousand), respectively. As a result, the Company owns 26.92% of the voting rights of LG Securities and is able to govern LG Securities; therefore, the Company includes it as a consolidated subsidiary.

(*4)	In 2004, Woori Bank acquired PT. Bank Woori Indonesia’s 231 shares of common stock, which represents a 13.6% ownership interest in the 2nd-tier subsidiary of the Company.

(*5)	On December 28, 2004, Woori Bank acquired a 52.38% ownership interest in Woori First Private Equity Fund for (Won) 22,110 million (US$ 21,182 thousand).

(*6)	As a result of the consolidation of LG Securities, the subsidiaries of LG Securities are included as 2nd-tier subsidiaries of the Company.

(3)	General information pertaining to the Company’s subsidiaries as of December 31, 2004 is set forth below.

a.	Woori Bank

Woori Bank (formerly Hanvit Bank) was established in 1899 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, merchant bank services under the Merchant Bank Act and foreign exchange business with approval from the Bank of Korea (the “BOK”) and the Ministry of Finance and Economy (the “MOFE”). In connection with the infusion of public funds, Woori Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. Hanvit Bank changed its name to Woori Bank on May 20, 2002. Its common stock amounted to (Won) 3,179,783 million (US$ 3,046,353 thousand) consisting of 635,956,580 common shares issued and outstanding as of December 31, 2004. Woori Bank is wholly owned by the Company. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 698 branches and offices in Korea, and 12 branches and offices in overseas.

11

b.	Kyongnam Bank

Kyongnam Bank was incorporated on April 18, 1970 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kyongnam Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2004, Kyongnam Bank’s common stock amounted to (Won) 259,000 million (US$248,132 thousand) consisting of 51,800,043 shares of common stock issued and outstanding of which the Company owns 99.99%. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 120 branches and offices in Korea.

c.	Kwangju Bank

Kwangju Bank was established on October 7, 1968 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kwangju Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2004, its common stock amounted to (Won) 170,403 million (US$163,253 thousand) consisting of 34,080,517 common shares issued and outstanding of which the Company owns 99.99%. Kwangju Bank’s head office is located in Kwangju City, Korea and has 116 domestic branches and offices in Korea.

d.	Woori Finance Information System Co., Ltd.

Woori Finance Information System Co., Ltd. (“WFIS”, formerly Hanviteun System) was established on April 17, 1989 and is engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all of the common stock of WFIS from Woori Bank in accordance with the group’s functional restructuring, making WFIS a subsidiary of the Company. On October 15, 2001, Hanviteun System Co., Ltd changed its name to Woori Finance Information System Co., Ltd. As of December 31, 2004, its common stock amounted to (Won) 4,500 million (US$4,311 thousand) consisting of 900,000 shares issued and outstanding all of which are owned by the Company. The office of WFIS is located in Seoul, Korea.

e.	Woori F&I Co., Ltd.

Woori F&I Co., Ltd. [“WF&I”, formerly Woori Asset Management Co., Ltd. (“WAMC”)] was established on November 16, 2001 to engage in the business of management, operation and disposition of securitization assets. On September 13, 2002, WF&I split off the asset management business segment and established Woori CA Asset Management Co., Ltd. (“WCAAMC”). As a result, WF&I is engaged in the business of acquisition and disposition of securities issued by asset securitization specialty corporations, established based on the Act on Asset-Backed Securitization for the purpose of non-performing assets securitization, and in the business of acquisition and disposition of equity of asset management corporations, which are established for the purpose of non-performing assets management. On September 16, 2002, Woori Asset Management Co., Ltd. changed its name to Woori

12

F&I Co., Ltd. As of December 31, 2004, its common stock amounted to (Won) 10,000 million (US$9,580 thousand) consisting of 2,000,000 shares issued and outstanding all of which are owned by the Company. The office of WF&I is located in Seoul, Korea.

f.	Woori Second Asset Securitization Specialty Co., Ltd.

Woori Second Asset Securitization Specialty Co., Ltd. (“WASS2”) was established on December 22, 2001 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. WASS2 is engaged in the business of management, operation and disposition of the securitization assets and issuance of asset-backed securities based on the securitization assets acquired from WCC. WASS2 changed its contractor in connection with the asset management and other activities from WF&I to WCAAMC as of September 14, 2002 due to the split off of WCAAMC from WAMC as explained above. As of December 31, 2004, its common stock amounted to (Won) 10 million (US$10 thousand) consisting of 2,000 shares issued and outstanding of which the Company owns 95%.

g.	Woori Third Asset Securitization Specialty Co., Ltd.

Woori Third Asset Securitization Specialty Co., Ltd. (“WASS3”) was established on March 15, 2002 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. WASS3 is engaged in the business of management, operation and disposition of the securitization assets and issuance of asset-backed securities based on the securitization assets acquired from Woori Bank, Kyongnam Bank and WCC. WASS3 changed its contractor in connection with the asset management and other activities from WF&I to WCAAMC as of September 14, 2002 due to the split off of WCAAMC from WAMC as explained above. As of December 31, 2004, its common stock amounted to (Won) 10 million (US$10 thousand) consisting of 2,000 shares issued and outstanding, all of which are owned by the Company.

h.	Woori Investment Trust Management Co., Ltd.

Woori Investment Trust Management Co., Ltd. (“WITM”, formerly Hanvit Investment Trust Management Co., Ltd.) was established on June 24, 1988 and is engaged in the investment trust business under the Investment Trust Business Law with approval from the MOFE. In connection with the functional restructuring, on March 29, 2002, the Company purchased the entire common stock of WITM from Woori Bank, making WITM a subsidiary of the Company. On May 17, 2002, Hanvit Investment Trust Management Co., Ltd. changed its name to Woori Investment Trust Management Co., Ltd. As of December 31, 2004, its common stock amounted to (Won) 30,000 million (US$28,741 thousand) consisting of 6,000,000 shares issued and outstanding all of which are owned by the Company. The office of WITM is located in Seoul, Korea.

13

i.	Woori Securities Co., Ltd.

Woori Securities Co., Ltd. (“Woori Securities”, formerly Hanvit Securities Co., Ltd.) was established on August 26, 1954 to engage mainly in trading, agency, brokerage, and underwriting of securities and listed its shares on the Korea Stock Exchange on July 26, 1988. In connection with the functional restructuring, as of July 29, 2002, the Company acquired 40.2% (13,250,570 shares) of common stock of Woori Securities from Woori Bank, making Woori Securities a subsidiary of the Company. On June 1, 2002, Hanvit Securities Co., Ltd. changed its name to Woori Securities Co., Ltd. As of December 31, 2004, its common stock amounted to (Won) 164,782 million (US$157,867 thousand) consisting of 32,956,413 shares issued and outstanding of which the Company owns 100%. The head office of Woori Securities is located in Seoul, Korea. Woori Securities has 38 branches and 32 offices in Korea and one overseas office.

j.	LG Investment Securities Co., Ltd.

LG Investment Securities Co., Ltd. (“LG Securities”) was established in January 1969 to engage in trading, agency, brokerage and underwriting of securities. On September 30, 1975, LG Securities listed its shares on the Korea Stock Exchange. On October 1, 1999, LG Securities merged with LG Merchant Banking Co., Ltd. LG Securities became a subsidiary of the Company as of December 24, 2004 as Woori Finance Holdings Co., Ltd acquired 26.92% of voting right of LG Securities and is able to govern its management. As of December 31, 2004, its issued common stock amounted to (Won) 625,457 million (US$ 599,212 thousand) consisting of 122,116,369 shares and its issues preferred stock amounted (Won) 99,354 million (US$ 95,185 thousand) consisting of 19,870,968 shares. The head office of LG Securities is located in Seoul, Korea. LG Securities has 117 branches and 2 offices in Korea and one overseas office.

(3)	General information pertaining to the Company’s 2nd -tier subsidiaries is as follows:

a.	Woori Credit Information Co., Ltd.

Woori Credit Information Co., Ltd. (“WCI”, formerly Hanvit Credit Information Co., Ltd.) was established on March 15, 1991 and is engaged in the credit investigation business and credit collection business under the Act on Use and Protection of Credit Information of the Republic of Korea. On June 1, 2002, Hanvit Credit Information Co., Ltd changed its name to Woori Credit Information Co., Ltd. As of December 31, 2004, the common stock of WCI amounted to (Won) 5,040 million (US$4,829 thousand) consisting of 1,008,000 shares issued and outstanding, and is wholly owned by Woori Bank. The head office of WCI is located in Seoul, Korea. WCI has 14 branches and offices in Korea.

14

b.	Woori America Bank

Woori America Bank (“WAB”, formerly Hanvit America Bank) was established on January 7, 1984 and is engaged in the banking business in New York, U.S.A. On May 20, 2002, Hanvit America Bank changed its name to Woori America Bank. WAB merged with Panasia Bank N.A. on September 11, 2003. As of December 31, 2004, its common stock amounted to US$42,500 thousand consisting of 8,500,000 shares issued and outstanding and is wholly owned by Woori Bank.

c.	PT. Bank Woori Indonesia

PT. Bank Woori Indonesia (“BWI”, formerly PT. Bank Hanvit Indonesia) was established on June 18, 1992 and is engaged in the banking business in Indonesia. P.T. Bank Hanvit Indonesia changed its name to PT. Bank Woori Indonesia on May 20, 2002. As of December 31, 2004, its common stock amounted to IDR 170,000 million consisting of 1,700 shares issued and outstanding of which Woori Bank owns 95.2%.

d.	Woori CA Asset Management Co., Ltd.

Woori CA Asset Management Co., Ltd. (“WCAAMC”) was established on September 14, 2002 as an asset management company for asset securitization specialty companies established based on the Act on Asset-Backed Securitization and is engaged in the business of management, operation and disposition of securitization assets. WCAAMC was established through split-off from WF&I in accordance with the Joint Venture Agreement entered into by the Company and Lehman Brothers Luxembourg Investment S.a.r.l. (“LB Luxembourg”). In addition, it took over the asset management and operation contracts from WAMC and therefore, is engaged in managing and operating the assets of WASS2, WASS3, Woori LB First • Second • Third • Fourth • Fifth • Sixth • Seventh • Eighth, Woori F&I First • Second • Fourth, Woori SB First • Second and Woori BC Pegasus Asset Securitization Specialty Co., Ltd. As of December 31, 2004, WCAAMC’s common stock amounted to (Won) 4,000 million (US$3,832 thousand) consisting of 800,000 shares issued and outstanding of which WF&I and LB Luxembourg own 51% and 49%, respectively. The office of WCAAMC is located in Seoul, Korea.

15

e.	The information of other 2nd-tier subsidiaries are as follows (Unit: Korean won in millions, U.S. dollar and EURO in thousands):

Subsidiaries	Main business	Capital		Number of issued shares	Date of establishment	Location
Woori First Private Equity Fund	Securities Investments	(Won)	42,210	—	2004.12.20	Seoul, Korea
LG Futures Co., Ltd.	Futures trading	(Won)	25,000	5,000,000	1992.7.10	Seoul, Korea
LG Investment Trust Management Co., Ltd.	Investment Advisory Service	(Won)	30,000	6,000,000	1988.3.26	Seoul, Korea
LG Securities Int’l Ltd.	Securities		USD 5,788	5,788,000	1991.8.15	London, UK
LG Securities (H.K.) Limited	Securities		USD 22,500	22,500,000	1995.3.6	Hong Kong, China
LG Securities America, Inc.	Securities		USD 3 dollar	300	1992.6.18	New York, USA
High Technology Venture Investment	Securities Investments		USD 35	3,500,000	2000.2.28	Malaysia
Global Technology Investment	Securities Investments		USD 30	3,000,000	1999.6.28	Malaysia
LG Investment Holding B.V. (Amsterdam) GG	Securities Investments		EURO16,424	1,642,398,242	1996.10.18	Amsterdam, Holland

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating Korean won amounts into U.S. dollars amounts using the Base Rate announced by Seoul Money Brokerage Service, Ltd. of (Won) 1,043.8 to US$ 1.00 at December 31, 2004, solely for the convenience of the readers outside of the Republic of Korea. This convenience translation into U.S. dollars should not be

16

construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed in preparing the accompanying non-consolidated financial statements are summarized below.

a.	Investment securities accounted for using the equity method of accounting – Statement of Korean Accounting Standards No. 15

The Company early adopted Statement of Korea Accounting Standards No. 15 – ‘The equity method of accounting’ in 2004 prospectively in order to improve coincidence of methodologies of disclosures and accounting on investment securities applied using the equity method of accounting. As a result of the adoption, net income of the Company decreased by (Won) 13.4 billion (US$ 12.8 million) and net equity increased by (Won) 21.4 billion (US$ 20.5 million) in 2004 in comparison with by former accounting standard. In addition, the account balances relating to the equity method of accounting on the accompanying financial statements in 2003 were reclassified for comparative purposes; however, there is no effect on net income and net equity in 2003.

If the Company owns 20% or more of voting shares of its investees, either directly or indirectly, the Company is presumed to have significant influence on the investees’ management and accordingly, the investment equity securities in those investees are accounted for using the equity method of accounting. Investment equity securities are initially stated at their acquisition costs including incidental cost incurred in connection with acquisition of the related securities.

The excess of the acquisition cost over the proportionate net asset value on the acquisition date is amortized using the straight-line method over 20 years or less. The excess of the proportionate net asset value over the acquisition cost arising with respect to identifiable non-monetary assets are recognized as income, as economic benefits embodied therein flow to the acquirer (when the assets are amortized or disposed). The amount of the excess of the proportionate net asset value over the acquisition cost in excess of the fair value of non-monetary assets, which is deemed arising from purchasing monetary assets at lower price, is immediately recognized as a gain.

The Company’s interest in net assets of investees is added to or deducted from the investment securities. The Company’s interest in net income or net loss of investees is reflected in current operations. Changes in retained earnings of the investees are reflected in the retained earning account and changes in capital surplus or other capital accounts of the investees are reflected in the capital adjustment account of the Company.

b.	Allowance for possible loan losses

The Company provides an allowance for possible loan losses based on management analysis of the borrowers’ capacity to repay and prior bad debt experience. The allowance for possible loan losses is presented as a deduction from loans.

17

c.	Tangible assets and depreciation

Tangible assets included in fixed assets are recorded at cost. Routine maintenance and repairs are expensed as incurred. Expenditures that result in enhancement of the value or extension of the useful lives of the facilities involved are capitalized as additions to tangible assets.

Depreciation is computed using the straight-line method for structures in leased offices and the declining balance method for all other assets based on the estimated useful lives of the assets. The estimated useful life is 5 years for tangible assets.

d.	Intangible assets

Intangible assets are recorded at the purchase cost, plus incidental costs. Intangible assets are amortized using the straight-line method over the estimated useful life of 5 years.

e.	Amortization of discount (premium) on debentures

Discounts or premiums on debentures issued are presented as deductions from or additions to the debentures. Discounts or premiums are accreted or amortized over the period from issuance to maturity using the effective interest rate method. Accretion or amortization of discounts or premiums is recognized as interest expense or interest income on the debentures.

f.	Accrued severance benefits

In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance indemnity payments at termination. Deposits for severance benefits, which will be directly paid to employees, are recorded as deductions from accrued severance indemnities (Note 11).

g.	Accounting for derivative instruments

The Company accounts for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as either trading or hedging depending on their transaction purpose. Derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. The accounting for derivative transactions that are part of a qualified hedge, which is determined based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting, differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations.

Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is

18

attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

h.	Stock options

The Company values stock options at fair value. The fair value of stock options is charged to compensation expense included in general & administration expense in the statement of income and credited to capital adjustments in the equity section of the balance sheet over the contract term of the services provided.

i.	Accounting for foreign currency transactions and translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange on the transaction date. The Korean won equivalent of monetary assets and liabilities denominated in foreign currencies are translated in these financial statements based on the Base Rate announced by Seoul Money Brokerage Services, Ltd. ((Won) 1,043.8 and (Won) 1,197.8 to $1.00 at December 31, 2004 and 2003, respectively) or cross rates as of the balance sheet dates. Translation gains and losses on foreign currency denominated assets and liabilities are credited or charged to current operations.

j.	Income tax expense and deferred tax asset (liability)

Income tax expense consists of the amount currently payable and changes during the year in deferred income tax assets and liabilities. However, deferred income tax assets are recognized only if the future tax benefits from deductible temporary differences and tax loss carry forwards are reasonably expected to be realizable. Deferred income tax assets or liabilities are to be offset against deferred income tax liabilities or assets in future fiscal years.

k.	Earnings per common share

Basic ordinary income per common share and basic net income per common share are computed by dividing the ordinary income (after deducting the tax effect) and net income, respectively, by the weighted average number of common shares outstanding during the year.

Diluted ordinary income per common share and diluted net income per common share are computed by dividing the diluted ordinary income and diluted net income by the sum of the weighted average number of common shares and the number of dilutive potential common shares from dilutive securities.

19

3.	INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING

(1)	Changes in equity securities for the year ended December 31, 2004, which are accounted for using the equity method of accounting, are as follows (Unit: Korean won in millions):

	January 1, 2004		Gain (loss) on valuation using the equity method		Capital adjustments		Retained earnings		Other increase (decrease)		December 31, 2004
Woori Bank	(Won)	5,869,559	(Won)	1,708,094	(Won)	443,424	(Won)	(3,222)	(Won)	(439,492)	(Won)	7,578,363
Kyongnam Bank		504,628		101,751		15,394		(21)		(12,950)		608,802
Kwangju Bank		364,955		55,728		8,472		(40)		(8,520)		420,595
Woori Credit Card (*1)		—		(466,410)		1,677		(135,104)		599,837		—
Woori Finance Information System		7,284		329		—		—		—		7,613
Woori F&I		35,896		19,935		3,900		—		(1,500)		58,231
Woori Second Asset Securitization Specialty (*2)		20,016		8,098		—		—		(28,114)		—
Woori Third Asset Securitization Specialty (*2)		1,266		7,740		7,620		—		(16,626)		—
Woori Investment Trust Management		34,978		2,498		—		—		(2,400)		35,076
Woori Securities		168,640		(8,106)		152,653		—		48,313		361,500
LG Securities (*3)		—		—		—		—		355,201		355,201

	(Won)	7,007,222	(Won)	1,429,657	(Won)	633,140	(Won)	(138,387)	(Won)	493,749	(Won)	9,425,381

(*1)	(Won) 105,581 million (US$ 101,151 thousand) of unrecorded loss on valuation of the equity securities in WCC in 2003 due to discontinuance of the equity method of accounting was reflected in the other increase or decrease for the year ended December 31, 2004. In addition, the investment securities of WCC were combined in those of Woori Bank since WCC was merged into Woori Bank on March 31, 2004. Therefore, the ending balance of investment in WCC has been zero.

(*2)	In 2004, the equity method of accounting is discontinued for the valuation of those investment securities as the investment balance has been reduced to zero.

(*3)	As of December 31, 2004, the market price of the Company’s interest in LG Securities amounts to (Won) 280,774 million (US$ 268,992 thousand).

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(2)	The reconciliation between the acquisition costs and the book value as of December 31, 2003 is summarized as follows (Unit: Korean won in millions):

	Acquisition cost		Gain (loss) on valuation using the equity method		Capital adjustments		Retained Earnings		Other increase (decrease)		Dec. 31, 2003
Woori Bank	(Won)	2,764,400	(Won)	2,760,234	(Won)	800,161	(Won)	(108,430)	(Won)	(346,806)	(Won)	5,869,559
Kyongnam Bank		259,000		235,406		32,074		(11,492)		(10,360)		504,628
Kwangju Bank		170,403		195,597		9,508		(3,737)		(6,816)		364,955
Woori Credit Card (*1)		273,000		(1,490,900)		(522,100)		—		1,740,000		—
Woori Investment Bank		170,493		44,780		34,627		(234)		(249,666)		—
Woori Finance Information System		5,244		2,238		6		(204)		—		7,284
Woori F&I		10,094		23,304		3,998		—		(1,500)		35,896
Woori First Asset Securitization Specialty		10		(10)		—		—		—		—
Woori Second Asset Securitization Specialty		10		33,006		—		—		(13,000)		20,016
Woori Third Asset Securitization Specialty		10		(2,678)		13,824		(9,890)		—		1,266
Woori Investment Trust Management		39,128		3,350		—		—		(7,500)		34,978
Woori Securities		152,662		1,759		2,560		—		11,659		168,640

	(Won)	3,844,454	(Won)	1,806,086	(Won)	374,658	(Won)	(133,987)	(Won)	1,116,011	(Won)	7,007,222

(*1)	In 2003, the equity method of accounting was discontinued for the valuation of investment securities in WCC as the investment balance was reduced to zero during the year.

(3)	The details of other increase or decrease for the year ended December 31, 2004 are as follows (Unit: Korean won in millions):

	Merger between subsidiaries		Acquisition		Dividends		Total
Woori Bank	(Won)	200,163	(Won)	—	(Won)	(639,655)	(Won)	(439,492)
Kyongnam Bank		—		—		(12,950)		(12,950)
Kwangju Bank		—		—		(8,520)		(8,520)
Woori Credit Card		(200,163)		800,000		—		599,837
Woori F&I		—		—		(1,500)		(1,500)
Woori Second Asset Securitization Specialty		—		—		(28,114)		(28,114)
Woori Third Asset Securitization Specialty		—		—		(16,626)		(16,626)
Woori Investment Trust Management		—		—		(2,400)		(2,400)
Woori Securities		—		56,999		(8,686)		48,313
LG Securities (*1)		—		355,201		—		355,201

	(Won)	—	(Won)	1,212,200	(Won)	(718,451)	(Won)	493,749

(*1)	On December 24, 2004, the Company acquired an additional ownership interest in LG Securities and the Company revaluated the equity securities that the Company had owned until then and recognized (Won) 2,630 million (US$ 2,520 thousand) of gain on valuation of investment securities and included in acquisition cost on December 24, 2004.

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(4)	The details of other increase or decrease for the year ended December 31, 2003 are as follows (Unit: Korean won in millions):

	Acquisition (disposition)		Dividends		Total
Woori Bank	(Won)	227,084	(Won)	(573,890)	(Won)	(346,806)
Kyongnam Bank		—		(10,360)		(10,360)
Kwangju Bank		—		(6,816)		(6,816)
Woori Credit Card		1,740,000		—		1,740,000
Woori Investment Bank		(249,666)		—		(249,666)
Woori F&I		—		(1,500)		(1,500)
Woori Second Asset Securitization Specialty		—		(13,000)		(13,000)
Woori Investment Trust Management		—		(7,500)		(7,500)
Woori Securities		16,959		(5,300)		11,659

	(Won)	1,734,377	(Won)	(618,366)	(Won)	1,116,011

(5)	The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the year ended December 31, 2004 are as follows (Unit: Korean won in millions):

	January 1, 2004		Increase or decrease		Amortization(*1)		December 31, 2004
Woori Bank (*1)	(Won)	264,026	(Won)	24,056	(Won)	288,082	(Won)	—
Kyongnam Bank (*1)		7,565		—		7,565		—
Kwangju Bank (*1)		16,442		—		16,442		—
Woori Credit Card		24,415		(24,056)		359		—
Woori F&I		84		—		5		79
LG Securities		—		(15,405)		—		(15,405)

	(Won)	312,532	(Won)	(15,405)	(Won)	312,453	(Won)	(15,326)

(*1)	Those subsidiaries eventually realized the tax benefits, which the Company did not recognize as an identifiable deferred tax asset when it acquired those subsidiaries and they are reflected to the Company’s gain on valuation using the equity method accounting in 2004. Therefore, the Company deducted the excess of the acquisition cost over the proportionate net asset value of those subsidiaries on the acquisition date as much as the realized tax benefits in 2004.

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The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the period from its acquisition to December 31, 2003 are as follows (Unit: Korean won in millions):

	The initial difference at acquisition		Increase or decrease		Amortization		December 31, 2003
Woori Bank	(Won)	328,323	(Won)	(17,300)	(Won)	46,997	(Won)	264,026
Kyongnam Bank		8,900		—		1,335		7,565
Kwangju Bank		19,343		—		2,901		16,442
Woori Credit Card		28,721		—		4,306		24,415
Woori Investment Bank		5,979		(5,282)		697		—
Woori Finance Information System		(110)		—		(110)		—
Woori F&I		94		—		10		84
Woori Securities		355		—		355		—

	(Won)	391,605	(Won)	(22,582)	(Won)	56,491	(Won)	312,532

(6)	The details of unrealized inter-company income or loss for the year ended December 31, 2004 are as follows (Unit: Korean won in millions):

	Operating revenues		Operating expenses		Non-operating income		Non-operating expenses		Total
Woori Bank	(Won)	1,069	(Won)	—	(Won)	2,347	(Won)	(145)	(Won)	3,271
Kyongnam Bank		—		—		—		(18)		(18)
Kwangju Bank		6		—		—		(118)		(112)
Woori Credit Card		—		—		—		(173)		(173)
Woori Finance Information System		(372)		—		—		—		(372)

	(Won)	703	(Won)	—	(Won)	2,347	(Won)	(454)	(Won)	2,596

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4.	LOANS

Loans	as of December 31, 2004 and 2003 are as follows:

	Issuance date	Maturity date	Annual interest rate (%)	Korean won				U.S. dollars (Note 2)
				2004		2003		2004		2003
				(In millions)				(In thousands)
Woori Finance Information System (*1)	Oct. 31, 2002	Oct. 31, 2006	7.3	(Won)	30,000	(Won)	30,000	US$	28,741	US$	28,741

Woori F&I (*2)	Dec. 20, 2002	Dec. 20, 2006	7.6		—		5,000		—		4,790
"	Mar. 25, 2003	Mar. 25, 2007	7.3		90,000		90,000		86,223		86,223
"	Jul. 7, 2003	Jul. 7, 2007	7.3		23,000		23,000		22,035		22,035
"	Jul. 29, 2003	Jul. 29, 2007	7.3		8,850		8,850		8,479		8,479

					121,850		126,850		116,737		121,527

WASS2:
2-1 non-guaranteed privately placed bond (*3)	Jan. 8, 2002	Jan. 8, 2012	7.5		100		100		96		96

WASS3:
3-1 non-guaranteed privately placed bond (*3)	Apr. 15, 2002	Apr. 15, 2012	7.8		17,790		27,790		17,043		26,624

Woori Bank:
1st non-guaranteed subordinated convertible bonds	Sep. 27, 2002	Sep. 27, 2012	—		—		150,000		—		143,706
2nd non-guaranteed subordinated convertible bonds	Oct. 30, 2002	Oct. 30, 2012	—		—		200,000		—		191,608
3rd non-guaranteed subordinated convertible bonds	Nov. 28, 2002	Nov. 28, 2012	—		—		250,000		—		239,509

					—		600,000		—		574,823

Kwangju Bank:
Non-guaranteed subordinated convertible bonds (*4)	Dec. 31, 2002	Dec. 31, 2012	—		50,000		50,000		47,902		47,902

Total					219,740		834,740		210,519		799,713

Allowance for possible loan losses (Note 5)					(1,099)		(4,174)		(1,053)		(3,999)

Net				(Won)	218,641	(Won)	830,566	US$	209,466	US$	795,714

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(*1)	Loans granted to finance the transaction among Woori Bank, WCC and WFIS, in which Woori Bank and WCC transferred their IT equipment to WFIS.

(*2)	Loans granted to finance the acquisitions of the securitization debentures and the investment equity securities related to the joint venture special entities of WF&I.

(*3)	The principal of the non-guaranteed privately placed bonds listed above shall be fully repaid on the maturity date; however, the trustees may exercise early redemption rights to pay, in part or in whole, the principal in accordance with the business trust contract pursuant to the asset securitization plan.

(*4)	The coupon rate on the bonds is zero and the guaranteed return is 155.29%. The conversion price is (Won) 5,000 and conversion rights are valid from one year after the issuance date to one month before the maturity date. The common shares of Kwangju Bank will be issued upon conversion.

5.	ALLOWANCE FOR POSSIBLE LOAN LOSSES

Allowances for possible loan losses as of December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
Loans:
Woori F&I	(Won)	609	(Won)	634	US$	583	US$	607
Woori Finance Information System		150		150		144		144
Woori Second Asset Securitization Specialty		1		1		1		1
Woori Third Asset Securitization Specialty		89		139		85		133
Woori Bank		—		3,000		—		2,874
Kwangju Bank		250		250		240		240

		1,099		4,174		1,053		3,999

Long-term accrued interest income:
Woori Bank		—		140		—		134
Kwangju Bank		23		11		22		11

		23		151		22		145

	(Won)	1,122	(Won)	4,325	US$	1,075	US$	4,144

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6.	FIXED ASSETS

(1)	Changes in tangible assets for the years ended December 31, 2004 and 2003 are as follows (Unit: Korean won in millions):

	Jan. 1, 2004		Acquisition		Disposition		Depreciation		Dec. 31, 2004
Vehicles	(Won)	57	(Won)	—	(Won)	34	(Won)	16	(Won)	7
Furniture and equipment		124		134		3		113		142
Structures in leased offices		61		54		—		36		79

	(Won)	242	(Won)	188	(Won)	37	(Won)	165	(Won)	228

	Jan. 1, 2003		Acquisition		Disposition		Depreciation		Dec. 31, 2003
Vehicles	(Won)	31	(Won)	58	(Won)	5	(Won)	27	(Won)	57
Furniture and equipment		208		18		—		102		124
Structures in leased offices		85		—		—		24		61

	(Won)	324	(Won)	76	(Won)	5	(Won)	153	(Won)	242

(2)	Changes in intangible assets for the years ended December 31, 2004 and 2003 are as follows (Unit: Korean won in millions):

	Jan. 1, 2004		Acquisition		Amortization		Dec. 31, 2004
Software	(Won)	20	(Won)	1	(Won)	7	(Won)	14
Industrial property rights		31		21		12		40

	(Won)	51	(Won)	22	(Won)	19	(Won)	54

	Jan. 1, 2003		Acquisition		Amortization		Dec. 31, 2003
Software	(Won)	18	(Won)	6	(Won)	4	(Won)	20
Industrial property rights		32		8		9		31

	(Won)	50	(Won)	14	(Won)	13	(Won)	51

As of December 31, 2004 and 2003, accumulated amortization of software amount to (Won) 20 million (US$ 19 thousand) and (Won) 13 million (US$ 12 thousand), respectively, and accumulated amortization of industrial property rights amount to (Won) 26 million (US$ 25 thousand) and (Won) 14 million (US$ 13 thousand), respectively.

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7.	OTHER ASSETS

Other assets as of December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
Guarantee deposits	(Won)	4,204	(Won)	3,871	US$	4,028	US$	3,709
Other receivables		2,292		1,147		2,196		1,099
Dividend receivables		18,140		—		17,379		—
Accrued income		5,302		31,471		5,080		30,150
Currency swaps (Notes 9 and 10)		—		16,463		—		15,772
Advanced payments		82		1		79		1
Prepaid expenses		657		794		629		761
Prepaid income tax		5,392		6,553		5,165		6,278

		36,069		60,300		34,556		57,770

Allowance for losses for accrued interest (Note 5)		(23)		(151)		(22)		(145)

	(Won)	36,046	(Won)	60,149	US$	34,534	US$	57,625

8.	BORROWINGS

Borrowings in local currency and line of credit as of December 31, 2004 and 2003 are as follows:

	Annual interest rate (%)	Maturity	Line of credit		Korean won				U.S. dollars (Note 2)
					2004		2003		2004		2003
			(In millions)		(In millions)				(In thousands)
Citibank	CD(3M)+1.3	Sep. 30, 2005	(Won)	100,000	(Won)	60,000	(Won)	—	US$	57,482	US$	—
Shinhan Bank	CD(3M)+1.4	Aug. 19, 2005		200,000		60,000		—		57,482		—
Korea First Bank	CD(3M)+1.5	Jul. 16, 2005		100,000		—		—		—		—
Samsung Insurance Company	6.10	Sep. 15, 2005		100,000		—		—		—		—

			(Won)	500,000	(Won)	120,000	(Won)	—	US$	114,964	US$	—

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9.	DEBENTURES

(1)	Debentures in local currency as of December 31, 2004 and 2003 are as follows:

1)	Bonds

	Issuance date	Annual interest rate (%)	Maturity	Korean won				U.S. dollars (Note 2)
				2004		2003		2004		2003
				(In millions)				(In thousands)
The 2nd bonds	Sep. 28, 2001	5.00	Sep. 28, 2004	(Won)	—	(Won)	300,000	US$	—	US$	287,411
The 3rd bonds	Dec. 03, 2001	5.93	Dec. 03, 2004		—		300,000		—		287,411
The 4th bonds	Dec. 17, 2001	6.00	Dec. 17, 2004		—		150,000		—		143,707
The 5th bonds	Dec. 28, 2001	6.86	Jun. 28, 2004		—		300,000		—		287,411
The 7th bonds	Nov. 27, 2002	5.80	Nov. 27, 2005		300,000		300,000		287,411		287,411
The 8th bonds	Dec. 26, 2002	6.05	Dec. 26, 2007		200,000		200,000		191,608		191,608
The 9th bonds	Sep. 19, 2003	4.64	Sep. 19, 2006		300,000		300,000		287,411		287,411
The 10th bonds	Dec. 16, 2003	5.92	Dec. 16, 2008		300,000		300,000		287,411		287,411
The 11th bonds	Jun. 18, 2004	5.05	Jun. 18, 2009		370,000		—		354,474		—
The 12th bonds	Jul. 26, 2004	4.84	Jul. 26, 2009		230,000		—		220,349		—
The 13th bonds	Aug. 31, 2004	4.42	Aug. 31, 2005		100,000		—		95,804		—
The 14th bonds	Nov. 23, 2004	3.49	Nov. 23, 2007		300,000		—		287,411		—

Total					2,100,000		2,150,000		2,011,879		2,059,781
Less: discounts					(4,195)		(7,403)		(4,019)		(7,092)

				(Won)	2,095,805	(Won)	2,142,597	US$	2,007,860	US$	2,052,689

2)	Convertible bonds

	Issuance date	Annual interest rate (%)	Maturity	Korean won				U.S. dollars (Note 2)
				2004		2003		2004		2003
				(In millions)				(In thousands)
Convertible bonds	Mar. 26, 2003	—	Mar. 26, 2006	(Won)	—	(Won)	20,000	US$	—	US$	19,161
Add: redemption premium					—		2,314		—		2,217
Less: reconciliation for conversion rights					—		(2,509)		—		(2,404)

				(Won)	—	(Won)	19,805	US$	—	US$	18,974

These convertible bonds amounting to (Won) 20,000 million were converted as of December 21, 2004. The details of the conversion are as follows:

a.	Converted by Lehman Brothers International Europe Limited

b.	Issued common shares: 3,717,472 shares

c.	Conversion price: (Won) 5,380 per share

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d.	Increased capital stock: (Won) 18,587 million

e.	Increased paid-in capital in excess of par value: (Won) 3,273 million

(2)	Debentures in foreign currencies as of December 31, 2004 and 2003 are as follows (Unit: Korean won in millions, U.S. dollars in thousands, and Japanese yen in millions):

1)	Bonds in foreign currencies

	Issuance date	Annual interest rate (%)	Maturity	Foreign currencies
				2004		2003
Floating rate notes	Nov. 2, 2001	(*1)	Nov. 2, 2004	US$	—	US$	150,000
Less: discount					—		(204)

				US$	—	US$	149,796

Korean won equivalent				(Won)	—	(Won)	179,426

Yen denominated bonds	Jan. 16, 2002	1.74	Jan. 16, 2004		JPY —		JPY 15,000
Less: discount					—		(2)

					JPY —		JPY 14,998

Korean won equivalent				(Won)	—	(Won)	167,922

				(Won)	—	(Won)	347,348

(*1)	London Inter-Bank Offered Rate (LIBOR) (6 months) + 1.6%

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2)	Convertible bonds in foreign currency

	Issuance date	Annual interest rate (%)	Maturity	Foreign currency
				2004		2003
Convertible bonds (*1)	Sep. 27, 2002	—	Sep. 27, 2005	US$	36,000	US$	36,000
Long-term accrued interest					2,445		1,345

				US$	38,445	US$	37,345

Korean won equivalent				(Won)	40,129	(Won)	44,732

Convertible bonds (*2)	Dec. 20, 2002	—	Dec. 20, 2005	US$	16,000	US$	16,000
Long-term accrued interest					907		454

				US$	16,907	US$	16,454

Korean won equivalent				(Won)	17,647	(Won)	19,709

Convertible bonds (*3)	Mar. 26, 2003	—	Mar. 26, 2006	US$	—	US$	39,000
Add: redemption premium					—		2,664
Less: reconciliation for conversion rights					—		(3,407)

				US$	—	US$	38,257

Korean won equivalent				(Won)	—	(Won)	45,818

Convertible bonds (*4)	Jul. 10, 2003	—	Jul. 10, 2006	US$	1,000	US$	1,000
Add: redemption premium					63		63
Less: reconciliation for conversion rights					(51)		(82)

				US$	1,012	US$	981

				(Won)	1,056	(Won)	1,173

				(Won)	58,832	(Won)	111,432

(*1)	The unguaranteed privately placed bonds of US$ 36 million were issued to Lehman Brothers International Europe (“LBIE”) on September 27, 2002. The coupon rate on the bonds is zero whereas yield to maturity of 2.9245% was guaranteed if the bonds ARE not be converted. The conversion price is (Won) 7,313 per share (conversion-exchange rate applied was (Won) 1,201.40: US$ 1), which can be adjusted due to additional stock issuances, stock dividends and splits or reverse splits of shares. The number of shares available for conversion is 5,914,180 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until one and half year after the issuance date.

(*2)

The unguaranteed privately placed bonds of US$ 16 million were issued to LBIE on December 20, 2002. The coupon rate on the bonds is zero whereas yield to maturity of 2.7335% was guaranteed if the bonds would not be converted. The conversion price is (Won) 5,588 per share (conversion-exchange rate applied was (Won) 1,215.80: US$ 1), which might be adjusted due to additional stock issuances, stock dividends and split or reverse split

30

of shares. The number of shares available for conversion is 3,481,173 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until one and a half year after the issuance date.

(*3)	The convertible bonds amounting US$ 39,000 thousand were converted as of November 4 and December 2, 2004. The details of the conversion are as follows:

Converted on	Nov. 4, 2004		Dec. 2, 2004
Converted by		Lehman Brothers International Europe Limited		Lehman Brothers International Europe Limited
Issued common shares		666,301 shares		7,995,613 shares
Conversion price	(Won)	5,380	(Won)	5,380
Conversion-exchange rate applied	(Won)	1,194.9: US$ 1	(Won)	1,194.9: US$ 1
Increased capital stock	(Won)	3,332 million	(Won)	39,978 million
Increased paid-in capital in excess of par share	(Won)	677 million	(Won)	9,084 million

(*4)	The unguaranteed privately placed bonds of US$ 1 million were issued to LBIE on July 10, 2003. The coupon rate on the bonds is zero whereas yield to maturity of 2.034% was guaranteed if the bonds would not be converted. The conversion price is (Won) 7,228 per share (conversion-exchange rate applied was (Won) 1,188.5: US$ 1), which might be adjusted due to additional stock issuances, stock dividends and split or reverse split of shares. The number of shares available for conversion is 164,429 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or converted shares, if converted, until January 10, 2005.

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(3)	In connection with the debentures in foreign currencies listed above, the Company has entered into cross currency interest rate swaps with Woori Bank in order to hedge any risks involved with fluctuations in exchange rates and interest rates. As of December 31, 2004 and 2003, cross currency interest rate swap contracts are as follows (Unit: Korean won in millions, U.S. dollars in thousands and Japanese yen in millions):

	Contract date	Maturity date	Contracted amount				Interest rates and terms of payment
			2004		2003
Swap 1	Nov. 7, 2001	Nov. 2, 2004	US$	— —	US$	50,000 64,650	Receipt: LIBOR (6 months) + 1.6% Payment: annual rate of 6.90% in every 3 months
Swap 2	Nov. 18, 2001	Nov. 2, 2004	US$	— —	US$	99,496 128,888	Receipt: LIBOR (6 months) + 1.6% Payment: CD interest rate (3 months) + 1.5%
Swap 3	Jan. 28, 2002	Jan. 16, 2004		— —	JPY	14,925 147,754	Receipt: annual rate of 1.74% in every 6 months Payment: CD interest rate (91 days) + 1.59%
Swap 4	Sep. 27, 2002	Sep. 27, 2005	US$	36,000 44,136	US$	36,000 44,136	Receipt: compound interest rate of 2.9245% (6 months) Payment: annual rate of 5%
Swap 5	Dec. 20, 2002	Dec. 20, 2005	US$	16,000 19,248	US$	16,000 19,248	Receipt: compound interest rate of 2.7335% (6 months) Payment: annual rate of 4.84%
Swap 6	Mar. 26, 2003	Mar. 26, 2006	US$	— —	US$	39,000 48,633	Receipt: compound interest rate of 2.215% (6 months) Payment: annual rate of 3.04%
Swap 7	Jul. 9, 2003	Jul. 10, 2006	US$	1,000 1,179	US$	1,000 1,179	Receipt: compound interest rate of 2.034% (6 months) Payment: annual rate of 3.93%

Loss on valuation of swaps of (Won) 13,111 million (US$ 12,561 thousand) for the year ended December 31, 2004, and gain on valuation of (Won) 17,078 million (US$ 16,361 thousand) and loss on valuation of (Won) 3,410 million (US$ 3,267 thousand) for the year ended December 31, 2003 were recorded in connection with the above swap contracts.

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10.	ASSETS AND LIABILITIES IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies of the Company as of December 31, 2004 and 2003 are summarized as follows:

	Foreign currencies				Korean won equivalent
	2004		2003		2004		2003
	(US$ : In thousands, JPY : In millions)				(In millions)
(Assets)
Currency swaps	JPY	—	JPY	1,470	(Won)	—	(Won)	16,463

(Liabilities)
Debentures in foreign currencies	US$	53,000	US$	241,796		55,321		289,624
"	JPY	—	JPY	14,998		—		167,922
Long-term accrued interest payables	US$	3,352	US$	1,799		3,499		2,155
Redemption premium	US$	63	US$	2,727		65		3,258
Reconciliation for conversion rights	US$	(51)	US$	(3,489)		(53)		(4,179)
Accrued expenses	US$	—	US$	920		—		1,101
	JPY	—	JPY	55		—		611
Currency swaps	US$	13,383	US$	15,360		13,969		18,398

	US$	69,747	US$	259,113	(Won)	72,801	(Won)	478,890

	JPY	—	JPY	15,053

33

11.	ACCRUED SEVERANCE BENEFITS

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to (Won) 1,230 million (US$ 1,179 thousand) and (Won) 1,582 million (US$ 1,516 thousand) as of December 31, 2004 and 2003, respectively.

The details of changes in the accrued severance benefits for years ended December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
Beginning balance	(Won)	1,582	(Won)	967	US$	1,516	US$	927
Provision for severance benefits		215		626		206		600
Payment for severance benefits		(567)		(11)		(543)		(11)

Ending balance	(Won)	1,230	(Won)	1,582	US$	1,179	US$	1,516

The Company has purchased an employee retirement trust and made deposits at Woori Bank. As of December 31, 2004 and 2003, the deposits, amounting to (Won) 1,230 million (US$ 1,179 thousand) and (Won) 954 million (US$ 914 thousand), respectively, are presented as a deduction from accrued severance indemnities.

12.	OTHER LIABILITIES

Other liabilities as of December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
Accrued severance benefits (Note 11)	(Won)	1,230	(Won)	1,582	US$	1,179	US$	1,516
Deposits with employee retirement trust (Note 11)		(1,230)		(954)		(1,179)		(914)
Other payables		163		507		157		486
Accrued expenses		10,839		9,017		10,384		8,638
Withholdings		384		188		368		180
Currency swaps (Notes 9 and 10)		13,969		18,398		13,383		17,626

	(Won)	25,355	(Won)	28,738	US$	24,292	US$	27,532

34

13.	SHAREHOLDERS’ EQUITY

(1)	The Company has 2,400,000,000 authorized shares of common stock with (Won) 5,000 par value, of which 796,455,558 shares [(Won) 3,982,278 million (US$ 3,815,173 thousand)] and 775,504,910 shares [(Won) 3,877,525 million (US$ 3,714,816 thousand)] are issued and outstanding as of December 31, 2004 and 2003, respectively.

(2)	The changes in the capital stock of the Company for the period from its incorporation to December 31, 2004 are as follows (Unit: Korean won in millions):

Date of issuance	Description	Number of shares issued	Capital stock		Paid-in capital in excess of par value
March 27, 2001	Establishment	727,458,609	(Won)	3,637,293	(Won)	—
June 12, 2002	Issuance of new shares	36,000,000		180,000		58,645
In 2002	Exercise of warrants	4,356,188		21,781		—

2002.12.31		767,814,797		3,839,074		58,645

In 2003	Exercise of warrants	7,690,113		38,451		(574)

2003.12.31		775,504,910		3,877,525		58,071

In 2004	Issuance of new shares(*1)	8,571,262		42,856		14,126
	Exercise of convertible bond(*2)	12,379,386		61,897		12,118

2004.12.31		796,455,558	(Won)	3,982,278	(Won)	84,315

(*1)	On June 18, 2004, the Company issued new common shares to Woori Securities, a wholly owned subsidiary. Those new common shares were offered to exchange for 15,584,113 common shares of Woori Securities.

(*2)	On November 4, December 2 and December 21, 2004, convertible bonds were converted (Note 9).

(3)	As of December 31, 2004 and 2003, other capital surplus is recorded for consideration of conversion rights relating to convertible bonds issued in 2003, of which details are as follows (Unit: Korean won in millions):

	2004		2003
Convertible bond in foreign currency issued on March 26, 2003	(Won)	—	2,215
Convertible bond in local currency issued on March 26, 2003		—	997
Convertible bond in foreign currency issued on July 10, 2003		41	41

	(Won)	41	3,253

35

(4)	Pursuant to the Financial Holding Company Act Article 53, legal reserves are appropriated at no less than one tenth of net income until reaching to an amount equal to the Company’s contributed capital, whenever dividends are declared.

(5)	As of December 31, 2004, the Company held 2,547 shares of treasury stock amounting to (Won) 18 million.

(6)	Dividends to net income ratio for the years ended December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions, except for par value)				(In thousands, except for par value)
The number of issued shares		796,455,558		775,504,910		796,455,558		775,504,910
Par value	(Won)	5,000	(Won)	5,000	US$	4.79	US$	4.79
Contributed capital	(Won)	3,982,278	(Won)	3,877,525	US$	3,815,173	US$	3,714,816
Dividend ratio per share		3.0%		2.0%		3.0%		2.0%
Dividend	(Won)	119,468	(Won)	77,550	US$	114,455	US$	74,296
Net income	(Won)	1,292,493	(Won)	202,565	US$	1,238,257	US$	194,065

Dividend ratio by net income		9.24%		38.28%		9.24%		38.28%

14.	STOCK OPTIONS

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. The exercise price of 60 percent of the total number of stock options granted will be determined depending on the Korean banking industry stock index (at minimum (Won) 6,800 per share). In addition, for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won) 6,800 per share, the number of stock options to be vested will be dependent on the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15%, and 10%, respectively. The stock options are exercisable during a three-year period beginning after three years from the grant date. If the stock options are exercised, the Company has the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stock.

(2)	The stock options (300,000 shares) granted to 10 directors of the Company and its subsidiaries, who subsequently retired, were cancelled based on the resolutions of the Company’s board of directors in 2003 and 2004.

(3)	The summary of stock options granted as of December 31, 2004 is summarized as follows:

Description	The Company	Subsidiaries	Total
Exercisable number of shares	405,000 shares	855,000 shares	1,260,000 shares
Type	Share issue or balance compensation	Share issue or balance compensation
Valuation method	Fair value approach	Fair value approach

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(4)	The Company estimated stock option costs using the Black-Scholes Option Pricing Model and the details are summarized as follows:

Description	Application
Risk free rate	Yield (5.70%) of treasury bond, which has the same residual maturity as the expected exercise period, as of December 4, 2002
Expected exercising period	4.5 year (average holding period)
Expected dividend income ratio	0%
Expected lapse ratio	0%
Expected volatility of stock price	56.72%, that is the annualized standard deviation of expected stock investment yield based on the continuous compounded method
Exercise price	(Won) 6,800 per share
Fair value	(Won) 2,081 per share

(5)	The summary of stock option costs over the exercisable period is summarized as follows (Unit: Korean won in millions):

Description	The Company		Subsidiaries		Total
Total stock option costs	(Won)	780	(Won)	1,842	(Won)	2,622
Recorded in 2002 and 2003		507		1,015		1,522
Recorded in 2004		273		827		1,100

(6)	Each subsidiary is responsible for absorbing the respective stock option cost for its management. The subsidiaries recorded the related cost as stock compensation expense and other payables, and the Company recorded the same amount as other receivables and capital adjustments.

15.	INCOME TAX EXPENSE

(1)	Differences between financial accounting income and taxable income for year ended December 31, 2004 are as follows:

	Korean won		U.S. dollars (Note 2)
	(In millions)		(In thousands)
Net income	(Won)	1,292,493	US$	1,238,257

Permanent differences
Additions:
Gain on valuation of investment securities		633,139		606,571
Deemed interest income		12,275		11,760
Paid-in capital in excess of par value		10,674		10,226
Other		1,355		1,298

		657,443		629,855

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	Korean won	U.S. dollars (Note 2)
	(In millions)	(In thousands)
Deductions:
Dividend	(646,259)	(619,140)
Investment securities	(138,387)	(132,580)
Deferred tax income	(33,743)	(32,327)

	(818,389)	(784,047)

	(160,946)	(154,192)

Temporary differences
Additions:
Investment securities	33,744	32,328
Other	24,522	23,493

	58,266	55,821
Deductions:
Investment securities	(1,226,729)	(1,175,253)
Other	(19,420)	(18,605)

	(1,246,149)	(1,193,858)

	(1,187,883)	(1,138,037)

Taxable loss after tax adjustments	(56,336)	(53,972)

(2)	The changes in cumulative temporary differences and tax loss carry-forwards for the year ended December 31, 2004 are as follows (Unit: Korean won in millions):

	Jan. 1, 2004 (*1)		Increase		Decrease		Dec. 31, 2004		Deferred tax assets (liabilities) (*2)
Investment securities	(Won)	(1,426,634)	(Won)	(1,226,729)	(Won)	—	(Won)	(2,653,363)	(Won)	(6,945)
Swap contracts		1,935		13,969		1,935		13,969		3,841
Accrued income		(461)		(296)		(461)		(296)		(81)
Accrued severance benefits		950		207		418		739		203
Depreciation		19		21		12		28		8
Accrued expenses		2,200		1,466		2,200		1,466		403
Accounts receivable		(1,014)		(827)		—		(1,841)		(506)
Employee retirement deposits		(950)		(207)		(418)		(739)		(203)
Long-term accrued interest payables		2,154		1,344		—		3,498		962
Long-term accrued interest income		(30,232)		(8,018)		(33,744)		(4,506)		(1,239)
Premiums on debentures		5,572		—		5,507		65		18
Adjustment of conversion rights		(6,688)		—		(6,636)		(52)		(15)

		(1,453,149)		(1,219,070)		(31,187)		(2,641,032)		(3,554)
Tax loss carry-forwards		196,702		56,336		—		253,038		69,585

	(Won)	(1,256,447)	(Won)	(1,162,734)	(Won)	(31,187)	(Won)	(2,387,994)	(Won)	66,031

(*1)	Reflected the additional adjustment based on the reported tax returns.

(*2)	The Company did not recognize deferred tax assets due to the uncertainty of its future realization.

38

(3)	Remaining tax loss carry-forwards and their expirations are as follows (Unit: Korean won in millions):

Year incurred	Amount (*1)		Utilized		Remaining		Expiration
2001	(Won)	25,288	(Won)	—	(Won)	25,288	Dec. 31, 2006
2002		13,899		—		13,899	Dec. 31, 2007
2003		157,515		—		157,515	Dec. 31, 2008
2004		56,336		—		56,336	Dec. 31, 2009

	(Won)	253,038	(Won)	—	(Won)	253,038

(*1)	Reflected the additional adjustment based on the reported tax returns.

(4)	For the year ended December 31, 2004, there is no income tax expense reflected in the statement of income as there is no tax currently payable under the Corporate Tax Act and there are no changes in net deferred tax assets or liabilities.

16.	STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004 and 2003, the transactions without cash flows are as follows:

	Korean won				U.S. dollars (Note 2)
Transactions	2004		2003		2004		2003
	(In millions)				(In thousands)
Changes in capital adjustments due to the equity method of accounting	(Won)	633,139	(Won)	353,902	US$	606,571	US$	339,052
Changes in retained earnings due to the equity method of accounting		138,387		7,955		132,580		7,621
Decrease in loans		—		127,400		—		122,054
Increase in other receivables and stock options		827		918		792		879
Increase in dividend receivables		18,140		—		17,379		—
Increase in consideration for conversion rights		—		3,253		—		3,116
Capital increase due to conversion of convertible bonds in local currency		21,861		—		20,944		—
Capital increase due to conversion of convertible bonds in foreign currencies		53,071		—		50,844		—
Increase in investment securities and capital		56,983		—		54,592		—
Increase in payables by acquisition of treasury stock		36		—		34		—

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17.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended December 31, 2004 and 2003 are summarized as follows:

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
Salaries, wages and bonuses	(Won)	8,296	(Won)	8,068	US$	7,948	US$	7,730
Provision for severance benefits		215		626		206		600
Fringe benefits		708		422		678		404
Rent		2,293		2,318		2,197		2,221
Expenditure for business purpose		255		524		244		502
Depreciation		165		153		158		147
Amortization on intangible assets		19		14		18		13
Taxes and dues		51		68		49		65
Advertising		3,285		12,181		3,147		11,670
Travel		132		218		126		209
Telecommunications		58		66		56		63
Service fees		4,472		1,854		4,284		1,776
Suppliers		112		103		107		99
Stock compensation (Note 14)		273		468		262		448
Other		1,654		1,466		1,585		1,404

	(Won)	21,988	(Won)	28,549	US$	21,065	US$	27,351

18.	FINANCIAL INFORMATION OF SUBSIDIARIES

(1)	The condensed balance sheets of subsidiaries as of December 31, 2004 are as follows (Unit: Korean won in millions):

Company	Total assets		Total liabilities		Total shareholders’ equity (capital deficiency)
Woori Bank	(Won)	108,509,370	(Won)	100,898,665	(Won)	7,610,705
Kyongnam Bank		12,042,684		11,433,903		608,781
Kwangju Bank		9,890,728		9,470,293		420,435
Woori Finance Information System		322,234		314,129		8,105
Woori F&I		239,504		177,394		62,110
Woori Second Asset Securitization Specialty		1,624		7,354		(5,730)
Woori Third Asset Securitization Specialty		34,784		77,877		(43,093)
Woori Investment Trust Management		35,611		538		35,073
Woori Securities		580,337		214,915		365,422
LG Securities		5,386,281		3,790,082		1,596,199

	(Won)	137,043,157	(Won)	126,385,150	(Won)	10,658,007

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(2)	The condensed statements of operations of subsidiaries for the year ended December 31, 2004 are as follows (Unit: Korean won in millions):

Company	Operating revenue		Operating expenses		Net operating income (loss)		Ordinary income (loss)		Net income (loss)
Woori Bank	(Won)	11,600,790	(Won)	10,125,914	(Won)	1,474,876	(Won)	1,603,289	(Won)	1,996,043
Kyongnam Bank		767,171		641,718		125,453		111,930		109,334
Kwangju Bank		585,830		495,409		90,421		99,946		72,271
Woori Credit Card (*1)		220,798		609,694		(388,896)		(465,879)		(465,879)
Woori Finance Information System		312,629		312,536		93		941		401
Woori F&I		23,057		18,537		4,520		31,230		19,965
Woori Second Asset Securitization Specialty		14,535		6,398		8,137		8,098		8,098
Woori Third Asset Securitization Specialty		10,802		3,021		7,781		7,790		7,790
Woori Investment Trust Management		5,853		5,124		729		3,640		2,495
Woori Securities		164,429		169,131		(4,702)		(11,757)		(12,611)

	(Won)	13,705,894	(Won)	12,387,482	(Won)	1,318,412	(Won)	1,389,228	(Won)	1,737,907

(*1)	The condensed statement of operations of Woori Credit Card was prepared for the three-month period ended March 31, 2004 prior to the merger with Woori Bank.

(3)	Major debt and assets of the Company and its subsidiaries as of December 31, 2004 are summarized as follows (Unit: Korean won in millions):

1)	Major debt

Company	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(Won)	—	(Won)	120,000	(Won)	2,154,637	(Won)	2,274,637
Woori Bank		73,977,556		9,417,318		10,741,551		94,136,425
Kyongnam Bank		9,073,049		1,611,539		307,053		10,991,641
Kwangju Bank		7,092,771		1,590,173		346,837		9,029,781
Woori Finance Information System		—		210,000		—		210,000
Woori F&I		—		167,550		—		167,550
Woori Second Asset Securitization Specialty		—		100		—		100
Woori Third Asset Securitization Specialty		—		17,790		—		17,790
Woori Securities		151,236		7,022		—		158,258
LG Securities		2,110,677		418,489		196,902		2,726,068

	(Won)	92,405,289	(Won)	13,559,981	(Won)	13,746,980	(Won)	119,712,250

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2)	Major assets

Company	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(Won)	56,099	(Won)	9,425,381	(Won)	218,641	(Won)	9,700,121
Woori Bank		3,763,789		19,871,503		77,455,499		101,090,791
Kyongnam Bank		746,428		3,315,201		7,441,191		11,502,820
Kwangju Bank		558,296		2,915,638		5,945,160		9,419,094
Woori Finance Information System		11,609		519		—		12,128
Woori F&I		43,467		64,405		121,801		229,673
Woori Second Asset Securitization Specialty		940		—		—		940
Woori Third Asset Securitization Specialty		4,754		30,025		—		34,779
Woori Investment Trust Management		28,588		338		—		28,926
Woori Securities		213,421		254,377		35,254		503,052
LG Securities		1,659,525		2,114,744		864,795		4,639,064

	(Won)	7,086,916	(Won)	37,992,131	(Won)	92,082,341	(Won)	137,161,388

(4)	Allowances for possible loan losses of each subsidiary as of December 31, 2004 are summarized as follows (Unit: Korean won in millions):

Company	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	79,074,540	(Won)	1,619,041	2.05
Kyongnam Bank		7,565,018		123,827	1.64
Kwangju Bank		6,034,719		89,559	1.48
Woori F&I		122,413		612	0.50
Woori Securities		42,581		7,327	17.21
LG Securities		1,052,061		187,266	17.80

	(Won)	93,891,332	(Won)	2,027,632	2.16

Allowances for possible loan losses of each subsidiary as of December 31, 2003 are summarized as follows (Unit: Korean won in millions):

Company	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	74,343,819	(Won)	1,550,988	2.09
Kyongnam Bank		6,550,115		103,556	1.58
Kwangju Bank		5,409,972		72,042	1.33
Woori Credit Card		1,809,395		379,651	20.98
Woori F&I		115,237		501	0.43
Woori Second Asset Securitization Specialty		17,980		11,675	64.93
Woori Third Asset Securitization Specialty		445		19	4.27
Woori Securities		59,582		21,034	35.30

	(Won)	88,306,545	(Won)	2,139,466	2.42

42

19.	CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES

Contributions to net income of the Company by subsidiaries after elimination of unrealized inter-company incomes or losses for the year ended December 31, 2004 are as follows:

Companies	Korean won		U.S. dollars (Note 2)		Ratio (%)
	(In millions)		(In thousands)
Woori Bank	(Won)	1,708,094	US$	1,636,419	119.5
Kyongnam Bank		101,751		97,481	7.1
Kwangju Bank		55,728		53,390	3.9
Woori Credit Card		(466,410)		(446,838)	(32.6)
Woori Finance Information System		329		315	0.0
Woori F&I		19,935		19,099	1.4
Woori Second Asset Securitization Specialty		8,098		7,758	0.6
Woori Third Asset Securitization Specialty		7,740		7,415	0.5
Woori Investment Trust Management		2,498		2,393	0.2
Woori Securities		(8,106)		(7,766)	(0.6)

Gain on valuation using the equity method of accounting		1,429,657		1,369,666	100.0

Other income		51,404		49,247
Other expenses		(188,568)		(180,656)

Net income	(Won)	1,292,493	US$	1,238,257

43

20.	TRANSACTIONS AND ACCOUNT BALANCES WITH RELATED PARTIES

(1)	Account balances with the subsidiaries as of December 31, 2004 and 2003 are as follows:

	Companies	Korean won				US dollars (Note 2)				Account
		2004		2003		2004		2003
		(In millions)				(In thousands)
<Assets>	Woori Bank	(Won)	35,852	(Won)	322,145	US$	34,348	US$	308,627	Cash and bank deposits
	"		—		600,000		—		574,823	Loans
	"		4,153		3,846		3,979		3,685	Guarantee deposits
	"		1,591		652		1,524		624	Other receivables
	"		118		28,379		113		27,188	Accrued income
	"		—		16,463		—		15,772	Currency swaps (assets)
	Kyongnam Bank		9,938		16,204		9,521		15,524	Cash and bank deposits
	"		11		14		11		13	Accrued income
	Kwangju Bank		10,309		11,236		9,876		10,765	Cash and bank deposits
	"		50,000		50,000		47,902		47,902	Loans
	"		4,511		2,253		4,322		2,158	Accrued income
	Woori Credit Card		—		8		—		8	Other receivables
	Woori Finance Information System		30,000		30,000		28,741		28,741	Loans
	"		230		101		220		97	Other receivables
	"		366		363		351		348	Accrued income
	Woori F&I		121,850		126,850		116,737		121,527	Loans
	Woori Second Asset Securitization Specialty		100		100		96		96	Loans
	"		2		2		2		2	Accrued income
	Woori Third Asset Securitization Specialty		17,790		27,790		17,043		26,624	Loans
	"		294		459		282		440	Accrued income
	Woori Investment Trust Management		73		39		70		37	Other receivables
	Woori Credit Information		166		90		159		86	Other receivables
	Woori CA Asset Management		229		124		219		119	Other receivables
	Principal guaranteed trust accounts of Woori Bank		1,230		954		1,178		914	Deposits with employee retirement trust

		(Won)	288,813	(Won)	1,238,072	US$	276,694	US$	1,186,120

<Liabilities>	Woori Bank	(Won)	58	(Won)	—	US$	56	US$	—	Accounts payable
	"		1,498		—		1,435		—	Accrued expenses
	"		13,969		18,398		13,383		17,626	Currency swaps (liabilities)
	Woori Credit Card		—		93		—		89	Other payables
	Woori Finance Information System		443		—		424		—	Accrued expenses

		(Won)	15,968	(Won)	18,491	US$	15,298	US$	17,715

44

(2)	Transactions with the subsidiaries for the years ended December 31, 2004 and 2003 are as follows:

	Companies	Korean won				US dollars (Note 2)				Account
		2004		2003		2004		2003
		(In millions)				(In thousands)
<Revenues>	Woori Bank	(Won)	9,231	(Won)	4,162	US$	8,844	US$	3,987	Interest income
	"		5,762		24,153		5,520		23,140	Interest income
	"		—		17,078		—		16,361	Gain on valuation of swap contracts
	"		405		—		388		—	Other non-operating revenue
	Kyongnam Bank		781		507		748		486	Interest income
	Kwangju Bank		2,811		2,642		2,693		2,531	Interest income
	Woori Credit Card		—		3,163		—		3,030	Interest income
	Woori Finance Information System		2,199		11,028		2,107		10,565	Interest income
	"		42		—		40		—	Other income
	Woori F&I		9,163		7,746		8,779		7,421	Interest income
	Woori Second Asset Securitization Specialty		8		1,121		8		1,074	Interest income
	Woori Third Asset Securitization Specialty		2,028		2,537		1,943		2,431	Interest income
	Principal guaranteed trust accounts of Woori Bank		39		—		37		—	Interest income

		(Won)	32,469	(Won)	74,137	(Won)	31,107	(Won)	71,026

<Expenses>	Woori Bank	(Won)	10,994	(Won)	3,410	(Won)	10,533	(Won)	3,267	Loss on valuation of swap contracts
	"		2,018		1,984		1,933		1,901	Rent
	"		1,362		—		1,305		—	Other administrative expenses
	Woori Finance Information System		1,438		882		1,378		845	Other administrative expenses
	"		1,255		1,058		1,202		1,013	Fees

		(Won)	17,067	(Won)	7,334	US$	16,351	US$	7,026

45

21.	EARNINGS PER COMMON SHARE

(1)	Basic ordinary income per common share and basic net income per common share for the years ended December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions, except for earning per share data)				(In thousands, except for earning per share data)
Net income on common shares	(Won)	1,292,493	(Won)	202,565	US$	1,238,257	US$	194,065
Extraordinary gain		—		—		—		—
Income tax effect on extraordinary gain		—		—		—		—

Ordinary income on common shares	(Won)	1,292,493	(Won)	202,565	US$	1,238,257	US$	194,065

Weighted average number of common shares outstanding		780,946,131		771,723,994		780,946,131		771,723,994

Basic ordinary income per common shares	(Won)	1,655	(Won)	262	US$	1.586	US$	0.251

Basic net income per common shares	(Won)	1,655	(Won)	262	US$	1.586	US$	0.251

(2)	Diluted ordinary income per common share and diluted net income per common share for the years ended December 31, 2004 and 2003 are as follows:

	Korean won				US dollars (Note2)
	2004		2003		2004		2003
	(In millions, except for earning per share data)				(In thousands, except for earning per share data)
Diluted net income on common shares	(Won)	1,298,338	(Won)	204,230	US$	1,243,857	US$	195,660
Extraordinary gain		—		—		—		—
Income tax effect on extraordinary gain		—		—		—		—

Diluted ordinary income on common shares	(Won)	1,298,338	(Won)	204,230	US$	1,243,857	US$	195,660

Weighted average number of common and dilutive common shares outstanding		798,428,507		783,760,412		798,428,507		783,760,412

Diluted ordinary income per common shares	(Won)	1,626	(Won)	261	US$	1.558	US$	0.250

Diluted net income per common shares	(Won)	1,626	(Won)	261	US$	1.558	US$	0.250

46

(3)	All common stock equivalents as of December 31, 2004 are as follows (Unit: Korean won in millions and U.S. dollars in thousands):

Item	Face value		Exercise period	Common stock to be issued (shares)	Remarks
Convertible bonds	US$	36,000	Sep. 28, 2003 ~ Aug. 27, 2005	5,914,180	Using exchange rate of (Won)1,201.4, convert 1 share at (Won)7,313
Convertible bonds	US$	16,000	Dec. 21, 2003 ~ Nov. 20, 2005	3,481,173	Using exchange rate of (Won)1,215.8, convert 1 share at (Won)5,588
Convertible bonds	US$	1,000	Jul. 10, 2004 ~ Jun. 10, 2006	164,429	Using exchange rate of (Won)1,188.5, convert 1 share at (Won)7,228
Stock options		—	Dec. 5, 2005 ~ Dec. 4, 2008	1,260,000	(Note 14)

22.	INSURANCE

As of December 31, 2004, the Company has insurance for liability of reparation of directors with Dongbu Insurance Co., Ltd. The insurance coverage is (Won) 30,000 million (US$ 28,741 thousand).

23.	OPERATIONAL RESULTS FOR THE THREE-MONTH PERIODS ENDED DECEMBER 31, 2004 and 2003

	Korean won				U.S. dollars (Note 2)
	Three months ended Dec. 31, 2004		Three months ended Dec. 31, 2003		Three months ended Dec. 31, 2004		Three months ended Dec. 31, 2003
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
	(In millions, except for earning per share data)				(In thousands, except for earning per share data)
Operating revenue	(Won)	1,371,013	(Won)	12,028	US$	1,313,482	US$	11,523
Operating expenses		519,085		179,387		497,303		171,860

Operating income (loss)		851,928		(167,359)		816,179		(160,337)

Net income (loss)	(Won)	852,336	(Won)	(167,526)	US$	816,570	US$	(160,496)

Basic net income (loss) per common share	(Won)	1,082	(Won)	(216)	US$	1,037	US$	(207)

47

24.	CREDITS TO LG CARD

Woori Bank, Kyongnam Bank and Kwangju Bank, subsidiaries of the Company, have loans receivable, equity securities and debt securities from LG Card in the total amount of (Won) 193.1 billion (US$ 185.0 million), (Won) 351.8 billion (US$ 337.0 million) and (Won) 179.4 billion (US$ 171.9 million), respectively, as of December 31, 2004. In connection therewith, the banks provided (Won) 350.4 billion (US$ 335.7 million) as allowances for credit losses and cumulative impairment losses on securities, and recorded (Won) 145.5 billion (US$ 139.4 million) of gains on valuation of available-for-sale securities as capital adjustments. In addition, Woori Bank recorded (Won) 15.0 billion (US$ 14.4 million) of related losses on trust accounts, for which repayment of principal or interest is guaranteed by Woori Bank. Such trust accounts have Commercial Paper in total amount of (Won) 69.7 billion (US$ 66.8 million) as of December 31, 2004. However, the Company’s bank subsidiaries’ actual losses on LG Card credit may differ from the current estimate.

25.	WOORI BANK’S MERGER WITH WOORI CREDIT CARD

Woori Bank, a subsidiary of the Company, merged with WCC, also a subsidiary of the Company, on March 31, 2004. Woori Bank took over substantially all of the assets and liabilities of WCC by exchanging one common share of WCC with 0.3581 share of Woori Bank and (Won) 330,394 million (US$ 316,530 thousand) of the difference between (Won) 657,339 million (US$ 629,756 thousand) of net assets acquired from WCC and (Won) 326,945 million (US$ 313,226 thousand) of consideration for the merger was recorded as capital surplus of Woori Bank. As a result, the number of issued common shares and contributed capital of Woori Bank increased from 570.6 million and (Won) 2,852.8 billion (US$ 2,733.1 million) to 636.0 million and (Won) 3,179.8 billion (US$ 3,046.4 million).

26.	ACQUISITION OF WOORI SECURITIES’ STOCK

On June 18, 2004, the Company issued 8.6 million new common shares in exchange for 15.6 million common shares of Woori Securities, a subsidiary of the Company, in order to wholly own the subsidiary. As a result, the number of issued common shares and contributed capital of the Company increased from 775.5 million and (Won) 3,877.5 billion (US$ 3,714.8 million) to 784.1 million and (Won) 3,920.4 billion (US$ 3,755.9 million).

27.	ACQUISITION OF LG INVESTMENT SECURITIES CO., LTD.

On October 26 and December 24, 2004, the Company acquired 7,000,000 and 25,877,487 shares of LG Securities’ common stock for (Won) 54,980 million (US$ 52,672.9 thousand) and (Won) 297,591

48

million (US$ 285,103.5 thousand), respectively. As a result, the Company has 26.92% of voting rights of LG Securities.

28.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN

Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to sell non-performing loans and fixed assets, close certain branches and subsidiaries, improve financial ratios including the capital adequacy ratio, and reinforce their risk management systems. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.

Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.

In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

29.	SUBSEQUENT EVENT

a.	Approval of financial statements

The non-consolidated balance sheet of the Company as of December 31, 2004 and the related non-consolidated income statements, appropriations of retained earnings and cash flows for the year ended December 31, 2004 are subject to approval by the board of directors.

b.	Capital Reduction of Woori Securities

49

Woori Securities, a subsidiary of the Company, reduced its common stock by 14 million shares for (Won) 11,000 par value on January 20, 2005. As a result, the number of common share and contributed capital of Woori Securities decreased from 32,956,413 shares and (Won) 164,782 million (US$ 157,867 thousand) to 18,956,413 shares and (Won) 94,782 million (US$ 90,805 thousand).

c.	Resolution of merger LG Securities and Woori Securities

On February 2, 2005, Woori Securities and LG Securities approved a “resolution of merger”, which provides that LG Securities will merge with Woori Securities by exchanging one common share of Woori Securities for 0.654 share of LG Securities.

50

Independent Auditors’ Report

To the Board of Directors and Shareholders of

Woori Finance Holdings Co., Ltd.

We have audited the accompanying consolidated balance sheets of Woori Finance Holdings Co., Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2004 and 2003, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of LG Investment Securities Co., Ltd., a consolidated subsidiary of the Company, which statements reflect total assets constituting 3.9% ((Won) 5,386 billion) of consolidated total assets as of December 31, 2004. The financial statements of LG Investment Securities Co., Ltd. were audited by the other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for LG Investment Securities Co., Ltd., is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations, changes in shareholders’ equity and their cash flows for the years then ended, in conformity with financial accounting standards generally accepted in the Republic of Korea.

Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.

Without qualifying our opinion, we draw attention to the following:

As explained in Notes 1 and 35, Woori Bank, a subsidiary of the Company, merged with Woori Credit Card Co., Ltd. (“WCC”), also a subsidiary of the Company, on March 31, 2004. Woori Bank took over substantially all of the assets and liabilities of WCC by exchanging one common share of WCC with 0.3581 share of Woori Bank and (Won) 330.4 billion (US$ 316.5 million) of the difference between (Won) 657.3 billion (US$ 629.8 million) of net assets acquired from WCC and (Won) 326.9 billion (US$ 313.2 million) of consideration for the merger was recorded as capital surplus of Woori Bank. As a result, the number of issued common shares and contributed capital of Woori Bank increased from 570.6 million and (Won) 2,852.8 billion (US$ 2,733.1 million) to 636.0 million and (Won) 3,179.8 billion (US$ 3,046.4 million).

As explained in Notes 1 and 36, on June 18, 2004 the Company issued 8.6 million new common shares in exchange for 15.6 million common shares of Woori Securities, a subsidiary of the Company, in order to wholly own the subsidiary. As a result, the number of issued common shares and contributed capital of the Company increased from 775.5 million and (Won) 3,877.5 billion (US$ 3,714.8 million) to 784.1 million and (Won) 3,920.4 billion (US$ 3,755.9 million).

As explained in Notes 1 and 37, on October 26, and December 24, 2004, the Company acquired 7,000,000 and 25,877,487 shares of LG Investment Securities Co., Ltd. (“LG Securities”)’s common stock for (Won) 55.0 billion (US$ 52.7 million) and (Won) 297.6 billion (US$ 285.1 million), respectively. As a result, the Company has 26.92% of the voting rights of LG Securities and is able to govern LG Securities; therefore, the Company includes it as a consolidated subsidiary. LG Securities was established in January 1969 to engage in trading, agency, brokerage and underwriting of securities, and on September 30, 1975, listed its shares on the stock market opened by the Korea Exchange (formerly known as the Korea Stock Exchange). On October 1, 1999, LG Securities merged with LG Merchant Banking Co., Ltd. As of December 31, 2004, its common stock amounts to (Won) 625,458 million (US$ 599,212 thousand) consisting of 122,116,369 issued shares and its preferred stock amounts to (Won) 99,354 million (US$ 95,185 thousand) consisting of 19,870,968 issued shares.

As explained in Note 34, Woori Bank, Kyongnam Bank and Kwangju Bank, subsidiaries of the Company, have loans receivable, equity securities and debt securities from LG Card Co., Ltd. (“LG Card”) in the total amount of (Won) 193.1 billion (US$ 185.0 million), (Won) 351.8 billion (US$ 337.0 million) and (Won) 179.4 billion (US$ 171.9 million), respectively as of December 31, 2004. In connection therewith, the banks provided (Won) 350.4 billion (US$ 335.7 million) as allowances for credit losses and cumulative impairment losses on securities, and recorded (Won) 145.5 billion (US$ 139.4 million) of gains on valuation of available-for-sale securities as capital adjustments. In addition, Woori Bank recorded (Won) 15.0 billion (US$ 14.4 million) in related losses on trust accounts, for which repayment of principal or interest is guaranteed by Woori Bank. Such trust accounts have Commercial

Paper amounting to (Won) 69.7 billion (US$ 66.8 million) as of December 31, 2004. However, the actual losses on LG Card credit may differ from the current estimate.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

February 25, 2005

Notice to Readers

This report is effective as of February 25, 2005, the auditors’ report date. Certain subsequent events or circumstances may have occurred between this audit report date and the time the audit report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2003

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
ASSETS
Cash and due from banks (Notes 3, 17, 30 and 31)	(Won)	6,850,115	(Won)	6,471,855	US$	6,562,670	US$	6,200,283
Trading securities (Notes 4, 9, 17 and 31)		6,701,173		2,727,843		6,419,978		2,613,377
Available-for-sale securities (Notes 5, 9, 10, 11, 17 and 31)		12,571,618		14,144,478		12,044,087		13,550,947
Held-to-maturity securities (Notes 6, 10, 11, 17 and 31)		8,485,280		9,991,914		8,129,220		9,572,633
Equity linked securities (Notes 7 and 9)		609,557		—		583,979		—
Investments accounted for using the equity method of accounting (Notes 8 and 9)		185,540		142,442		177,754		136,465
Loans, net of allowances for possible loan losses and present value discounts (Notes 12, 13, 17, 30 and 31)		91,768,615		86,077,297		87,917,815		82,465,316
Fixed assets (Notes 14, 16, 17 and 31)		2,646,979		2,734,616		2,535,906		2,619,866
Other assets, net of present value discounts (Notes 15, 30 and 31)		6,811,684		6,477,275		6,525,852		6,205,474

	(Won)	136,630,561	(Won)	128,767,720	US$	130,897,261	US$	123,364,361

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposits (Notes 18, 30 and 31)	(Won)	92,148,907	(Won)	89,049,625	US$	88,282,149	US$	85,312,919
Borrowings (Notes 19, 30 and 31)		13,285,773		12,813,104		12,728,275		12,275,440
Debentures, net of discounts and reconciliation for conversion rights, and added redemption premium and long-term accrued interest (Notes 20 and 31)		13,687,295		12,195,159		13,112,948		11,683,425
Other liabilities (Notes 21, 30 and 31)		8,814,901		9,011,532		8,445,009		8,633,389

		127,936,876		123,069,420		122,568,381		117,905,173

SHAREHOLDERS’ EQUITY
Capital stock (Note 23)		3,982,278		3,877,525		3,815,173		3,714,816
Capital surplus		170,960		57,844		163,786		55,417
Retained earnings (Net income of (Won)1,292,493 million in 2004 and (Won) 56,279 million in 2003)		2,363,713		1,152,053		2,264,527		1,103,710
Capital adjustments		923,794		414,969		885,030		397,556
Minority interests		1,252,940		195,909		1,200,364		187,689

		8,693,685		5,698,300		8,328,880		5,459,188

	(Won)	136,630,561	(Won)	128,767,720	US$	130,897,261	US$	123,364,361

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions, except for income per common share data)				(In thousands, except for income per common share data)
OPERATING REVENUE INTEREST INCOME (Note 30):
Interest on due from banks	(Won)	28,008	(Won)	49,573	US$	26,833	US$	47,493
Interest and dividends on trading securities		136,964		139,429		131,217		133,578
Interest and dividends on available-for-sale securities		515,916		1,288,420		494,267		1,234,355
Interest and dividends on held-to-maturity securities		781,545		806,734		748,750		772,882
Interest on loans		5,454,631		5,190,680		5,225,743		4,972,868
Other		68,737		89,115		65,852		85,376

		6,985,801		7,563,951		6,692,662		7,246,552

FEES (Note 30):
Commissions		629,222		631,608		602,819		605,104
Commissions received on credit cards		543,551		466,281		520,742		446,715
Guarantee fees		40,344		26,286		38,651		25,183
Other		24,299		25,512		23,279		24,442

		1,237,416		1,149,687		1,185,491		1,101,444

OTHER OPERATING REVENUE (Note 30):
Gain on trading securities		130,480		154,185		125,005		147,715
Gain on redemption of available-for-sales securities		67,504		77,151		64,671		73,914
Gain on equity linked securities		685		—		656		—
Gain on securitized assets		25,006		19,227		23,957		18,420
Gain on foreign exchange		1,612,212		469,900		1,544,560		450,182
Gain on derivatives (Note 33)		3,022,767		826,405		2,895,925		791,727
Trust management fees		40,583		50,359		38,880		48,246
Reversal of allowance for possible losses		144,380		66,950		138,322		64,141
Other		92,381		25,630		88,506		24,554

		5,135,998		1,689,807		4,920,482		1,618,899

		13,359,215		10,403,445		12,798,635		9,966,895

OPERATING EXPENSES INTEREST EXPENSE (Note 30):
Interest on deposits		(2,553,214)		(2,744,776)		(2,446,076)		(2,629,600)
Interest on borrowings		(342,268)		(387,098)		(327,906)		(370,855)
Interest on debentures		(698,060)		(641,968)		(668,768)		(615,030)
Interest on others		(53,290)		(68,560)		(51,053)		(65,682)

		(3,646,832)		(3,842,402)		(3,493,803)		(3,681,167)

OTHER OPERATING EXPENSES (Note 30):
Commissions		(201,605)		(250,750)		(193,145)		(240,228)
Loss on trading securities		(65,666)		(96,406)		(62,911)		(92,361)
Loss on redemption of available-for-sales securities		(1,301)		(31,866)		(1,246)		(30,529)
Loss on equity linked securities		(1,078)		—		(1,033)		—
Loss on foreign exchange		(1,451,908)		(259,573)		(1,390,983)		(248,681)
Loss on derivatives (Note 33)		(3,021,310)		(876,823)		(2,894,530)		(840,030)
Subsidy for trust accounts adjustment		(1,583)		(17)		(1,517)		(16)
Loss on securitized assets		(4,625)		(1,515)		(4,431)		(1,451)
Provision for possible losses		(1,408,949)		(2,478,209)		(1,349,827)		(2,374,218)

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions, except for income per common share data)				(In thousands, except for income per common share data)
Salaries, employee benefits and provision for severance benefits	(Won)	(1,307,721)	(Won)	(1,176,158)	US$	(1,252,846)	US$	(1,126,804)
Rent		(72,478)		(83,471)		(69,437)		(79,968)
Entertainment expense		(10,803)		(11,957)		(10,350)		(11,455)
Depreciation and amortization		(247,969)		(212,408)		(237,564)		(203,495)
Taxes and dues		(101,790)		(92,465)		(97,519)		(88,585)
Advertising		(33,945)		(52,046)		(32,521)		(49,862)
Telecommunications		(51,520)		(41,868)		(49,358)		(40,111)
Service fees		(119,306)		(68,783)		(114,300)		(65,897)
IT operating expenses		(82,688)		(76,080)		(79,217)		(72,888)
Stock compensation (Note 24)		(1,100)		(1,460)		(1,054)		(1,399)
Other administrative expenses		(100,944)		(157,224)		(96,708)		(150,627)
Deposit insurance fee		(129,898)		(129,484)		(124,447)		(124,050)
Other expenses		(126,933)		(119,244)		(121,606)		(114,240)

		(8,545,120)		(6,217,807)		(8,186,550)		(5,956,895)

		(12,191,952)		(10,060,209)		(11,680,353)		(9,638,062)

OPERATING INCOME		1,167,263		343,236		1,118,282		328,833
NON-OPERATING INCOME (Note 25)		458,277		639,883		439,047		613,032
NON-OPERATING EXPENSES (Note 25)		(390,804)		(752,057)		(374,405)		(720,499)

ORDINARY INCOME		1,234,736		231,062		1,182,924		221,366
EXTRAORDINARY ITEM		—		—		—		—

INCOME BEFORE INCOME TAX EXPENSE AND MINORITY INTERESTS		1,234,736		231,062		1,182,924		221,366
INCOME TAX EXPENSE (BENEFITS)(Note 26)		(56,884)		178,688		(54,497)		171,190

INCOME BEFORE MINORITY INTERESTS		1,291,620		52,374		1,237,421		50,176
MINORITY INTERESTS LOSS		873		3,905		836		3,741

NET INCOME	(Won)	1,292,493	(Won)	56,279	US$	1,238,257	US$	53,917

BASIC ORDINARY INCOME PER COMMON SHARE (Note 27)	(Won)	1,655	(Won)	73	US$	1.586	US$	0.070

BASIC NET INCOME PER COMMON SHARE (Note 27)	(Won)	1,655	(Won)	73	US$	1.586	US$	0.070

DILUTED ORDINARY INCOME PER COMMON SHARE (Note 27)	(Won)	1,612	(Won)	72	US$	1.544	US$	0.069

DILUTED NET INCOME PER COMMON SHARE (Note 27)	(Won)	1,612	(Won)	72	US$	1.544	US$	0.069

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Capital stock		Capital surplus		Retained earnings		Capital adjustments		Minority interests		Total
	(In millions)
January 1, 2003	(Won)	3,839,074	(Won)	25,029	(Won)	1,151,113	(Won)	54,506	(Won)	245,045	(Won)	5,314,767

Net income		—		—		56,279		—		—		56,279
Dividend		—		—		(57,262)		—		—		(57,262)
Issuance of new shares		38,451		(574)		—		—		—		37,877
Reconciliation of convertible rights		—		3,253		—		—		—		3,253
Additional acquisition of subsidiaries’ stocks		—		30,223		—		—		—		30,223
Disposal of subsidiaries’ treasury stocks		—		—		—		9,673		—		9,673
Valuation of available-for-sale securities		—		—		—		351,479		—		351,479
Gain (Loss) on valuation using the equity method on subsidiaries		—		—		(1,517)		9,642		—		8,125
Stock options		—		—		—		1,460		—		1,460
Valuation on derivative instruments		—		—		—		3,495		—		3,495
Discounts on stock issuance		—		—		—		(4,050)		—		(4,050)
Changes in minority interests		—		211		—		(10,884)		(49,136)		(59,809)
Others		—		(298)		3,440		(352)		—		2,790

December 31, 2003		3,877,525		57,844		1,152,053		414,969		195,909		5,698,300

January 1, 2004		3,877,525		57,844		1,152,053		414,969		195,909		5,698,300
Net income		—		—		1,292,493		—		—		1,292,493
Dividend		—		—		(77,550)		—		—		(77,550)
Issuance of new shares		104,753		23,032		—		—		—		127,785
Additional acquisition of subsidiaries’ stocks		—		90,544		—		—		(155,575)		(65,031)
Disposal of subsidiaries’ treasury stocks		—		—		—		16,787		—		16,787
Gain on valuation of available-for-sale securities		—		—		—		474,325		—		474,325
Valuation using the equity method on subsidiaries		—		—		(1,698)		(1,820)		—		(3,518)
Stock options		—		73		—		1,027		—		1,100
Valuation on derivative instruments		—		—		—		2,055		—		2,055
Acquisition of treasury stock		—		—		—		(3,077)		—		(3,077)
Discounts on stock issuance		—		—		—		(3,849)		—		(3,849)
Amortization of discount on stock issuance		—		—		(40)		40		—		—
Changes in scope of consolidation		—		—		—		—		1,245,693		1,245,693
Changes in minority interests		—		—		—		23,337		(33,094)		(9,757)
Others		—		(533)		(1,545)		—		7		(2,071)

December 31, 2004	(Won)	3,982,278	(Won)	170,960	(Won)	2,363,713	(Won)	923,794	(Won)	1,252,940	(Won)	8,693,685

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	1,292,493	(Won)	56,279	US$	1,238,257	US$	53,917

Adjustments to reconcile net income to net cash provided by operating activities:
Loss on trading securities		65,666		96,406		62,911		92,361
Loss on redemption of available-for-sale securities		1,301		31,866		1,246		30,529
Loss on derivatives		3,021,310		876,823		2,894,530		840,030
Provision for possible losses		1,408,949		2,478,209		1,349,827		2,374,218
Interest expense (without cash outflows)		2,289		3,937		2,192		3,771
Provision for severance benefits		110,151		98,535		105,529		94,400
Depreciation and amortization		247,969		212,408		237,564		203,495
Stock compensation cost		1,100		1,460		1,054		1,399
Loss on disposal of tangible assets		4,748		1,661		4,549		1,591
Loss on valuation using the equity method of accounting		351		—		336		—
Loss on disposal of available-for-sale securities		8,272		26,502		7,924		25,390
Loss on impairment of available-for-sale securities		32,995		270,390		31,610		259,044
Loss on impairment of held-to-maturity securities		23,291		63,762		22,314		61,086
Loss on sale of loans		179,994		271,418		172,441		260,029
Loss on valuation of the Stock Market Stabilization Fund		—		1,250		—		1,198
Loss on impairment of intangible assets		5,247		37,052		5,027		35,497
Gain on trading securities		(130,480)		(154,185)		(125,005)		(147,715)
Gain on redemption of available-for-sale securities		(67,504)		(77,151)		(64,671)		(73,914)
Gain on derivatives		(3,022,767)		(826,405)		(2,895,925)		(791,727)
Reversal of allowance for possible losses		(144,380)		(66,950)		(138,322)		(64,141)
Gain on disposal of tangible assets		(17,934)		(17,718)		(17,181)		(16,975)
Gain on valuation using the equity method of accounting		(34,683)		(33,980)		(33,228)		(32,554)
Gain on disposal of available-for-sale securities		(171,184)		(76,323)		(164,001)		(73,120)
Reversal of loss on impairment of available-for-sale securities		(73,125)		(212,873)		(70,057)		(203,940)
Reversal of loss on impairment of held-to-maturity securities		—		(2,620)		—		(2,510)
Gain on sale of loans		(33,837)		(54,601)		(32,417)		(52,310)
Minority interests loss		(873)		(3,905)		(836)		(3,741)

		1,416,866		2,944,968		1,357,411		2,821,391

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
Changes in operating assets and liabilities:
Decrease in present value discounts	(Won)	(44,230)	(Won)	(80,203)	US$	(42,374)	US$	(76,838)
Decrease in guarantee deposits		10,600		294,277		10,155		281,929
Decrease (increase) in other accounts receivable		1,429,656		(1,716,418)		1,369,665		(1,644,394)
Decrease (increase) in accrued income		170,022		(50,218)		162,888		(48,111)
Decrease (increase) in prepaid expenses		(3,135)		23,035		(3,003)		22,068
Decrease (increase) in deferred income tax assets		(467,949)		150,563		(448,313)		144,245
Decrease in accounts receivable—other		1,245		3,486		1,193		3,340
Decrease in domestic exchange settlements debits		84,943		457,858		81,378		438,646
Decrease (increase) in sundry assets		(103,945)		12,744		(99,583)		12,209
Payment of accrued severance benefits		(21,416)		(12,859)		(20,517)		(12,319)
Increase in deposits in employee retirement trust		(57,750)		(51,902)		(55,327)		(49,724)
Decrease in transfers to the National Pension Fund		77		38		74		36
Decrease in allowance for possible losses on confirmed acceptances and guarantees		—		(6,356)		—		(6,089)
Decrease in other allowances		(36,887)		(231,384)		(35,339)		(221,675)
Increase (decrease) in foreign exchange remittance pending		(116,389)		44,408		(111,505)		42,545
Decrease in domestic exchange remittance pending		(165,520)		(89,109)		(158,575)		(85,370)
Increase (decrease) in borrowings from trust accounts		(1,373,990)		1,438,630		(1,316,335)		1,378,262
Increase (decrease) in accounts payable		(1,000,658)		1,715,093		(958,668)		1,643,124
Increase (decrease) in accrued expenses		78,816		(56,366)		75,509		(54,001)
Decrease in income tax payable		(689)		(2,893)		(660)		(2,772)
Decrease in unearned revenue		(5,547)		(34,952)		(5,314)		(33,485)
Increase (decrease) in deposits for letter of guarantees and others		(28,698)		6,688		(27,494)		6,407
Increase in deferred income tax liabilities		2,250		1,930		2,156		1,849
Decrease in accounts for agency businesses		(55,594)		(16,720)		(53,262)		(16,017)
Increase in liabilities incurred by agency relationship		112,169		203,073		107,462		194,552
Increase (decrease) in sundry liabilities		115,795		(78,811)		110,936		(75,504)

		(1,476,824)		1,923,632		(1,414,853)		1,842,913

Net cash provided by operating activities		1,232,535		4,924,879		1,180,815		4,718,221

(continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease (increase) in trading securities	(Won)	(2,650,602)	(Won)	273,736	US$	(2,539,378)	US$	262,250
Net decrease (increase) in available-for-sale securities		2,533,222		(756,668)		2,426,923		(724,917)
Net decrease in held-to-maturity securities		1,483,343		357,485		1,421,099		342,484
Net decrease (increase) in investments accounted for using the equity method		(314,705)		982		(301,499)		941
Net increase in equity linked securities		(592)		—		(567)		—
Net increase in loans		(6,292,404)		(15,089,082)		(6,028,362)		(14,455,913)
Net increase in tangible assets		(112,891)		(58,006)		(108,154)		(55,572)
Net increase in leased assets		(29,988)		(4,252)		(28,730)		(4,074)
Net decrease (increase) in intangible assets		174,381		(110,383)		167,064		(105,751)
Net decrease in non-operating assets		178		805		171		771
Net decrease in operating lease assets		221		5,219		212		5,000
Net decrease in sold equity linked securities		42,601		—		40,813		—
Net decrease in derivative instruments assets		2,151,280		629,029		2,061,008		602,634
Net decrease in derivative instruments liabilities		(1,806,996)		(719,235)		(1,731,171)		(689,054)

Net cash used in investing activities		(4,822,952)		(15,470,370)		(4,620,571)		(14,821,201)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits		988,605		10,113,271		947,121		9,688,897
Net increase (decrease) in borrowings		54,180		(1,026,510)		51,906		(983,436)
Net increase in debentures in local currency		1,381,770		35,792		1,323,788		34,290
Net increase (decrease) in debentures in foreign currencies		(26,263)		1,365,751		(25,161)		1,308,441
Issuance of new shares		—		37,877		—		36,288
Disposal of treasury stocks by subsidiaries		58,509		16,788		56,054		16,084
Payment of dividends		(77,550)		(57,262)		(74,296)		(54,859)
Issuance cost of new shares		(934)		—		(895)		—
Increase in discount on stock issuance		(3,849)		(4,050)		(3,687)		(3,880)
Acquisition of treasury stocks by a subsidiary		(44,799)		(7,468)		(42,919)		(7,155)
Net decrease in minority interests		(20,727)		(25,681)		(19,857)		(24,603)

Net cash provided by financing activities		2,308,942		10,448,508		2,212,054		10,010,067

INCREASE (DECREASE) IN CASH DUE TO CHANGE IN THE SCOPE OF CONSOLIDATION		1,659,735		(14)		1,590,089		(13)

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS		378,260		(96,997)		362,387		(92,926)
CASH AND DUE FROM BANKS, BEGINNING OF THE YEAR		6,471,855		6,568,852		6,200,283		6,293,209

CASH AND DUE FROM BANKS, END OF THE YEAR	(Won)	6,850,115	(Won)	6,471,855	US$	6,562,670	US$	6,200,283

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions, Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 11 subsidiaries and 13 2nd-tier subsidiaries as of December 31, 2004.

Upon incorporation, the Company’s stock amounted to (Won) 3,637,293 million (US$ 3,484,665 thousand), consisting of 727,458,609 common shares ((Won) 5,000 per share) issued and outstanding. As a result of several capital increase and exercise of warrants and conversion rights since incorporation, as of December 31, 2004, the Company’s stock amounted to (Won) 3,982,278 million (US$ 3,815,173 thousand), consisting of 796,455,558 common shares issued and outstanding of which the KDIC owns 628,458,609 shares (78.91%).

On June 24, 2002, the Company listed its common shares on the stock market opened by the Korea Exchange (formerly known as the Korea Stock Exchange) through a public offering at a price of (Won) 6,800 per share with 36,000,000 new shares and 54,000,000 issued shares.

The Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange on September 29, 2003.

(2)	The structure of the Company and its subsidiaries as of December 31, 2004 and 2003 is as follows;

		2004		2003
Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
Woori Finance Holdings Co., Ltd.	Woori Bank (*1)	635,956,580	100.0	570,567,520	100.0	Dec. 31
	Kyongnam Bank	51,800,000	99.9	51,800,000	99.9	Dec. 31
	Kwangju Bank	34,080,000	99.9	34,080,000	99.9	Dec. 31
"	Woori Credit Card Co., Ltd. (*1)	—	—	22,600,000	100.0	Dec. 31
"	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Dec. 31
"	Woori F&I Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Dec. 31
"	Woori Second Asset Securitization Specialty Co., Ltd.	1,900	95.0	1,900	95.0	Dec. 31
"	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	2,000	100.0	Dec. 31
"	Woori Investment Trust Management Co., Ltd.	6,000,000	100.0	6,000,000	100.0	Dec. 31
"	Woori Securities Co., Ltd. (*2)	32,956,413	100.0	17,372,300	52.7	Dec. 31
"	LG Investment Securities Co., Ltd. (*3)	32,877,487	26.92	—	—	Dec. 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Dec. 31
"	Woori America Bank	8,500,000	100.0	8,500,000	100.0	Dec. 31
"	PT. Bank Woori Indonesia (*4)	1,618	95.2	1,387	81.6	Dec. 31
"	Woori First Private Equity Fund (*5)	—	52.38	—	—	Dec. 31
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd.	408,000	51.0	408,000	51.0	Dec. 31
LG Investment Securities Co., Ltd.	LG Futures Co., Ltd. (*6)	5,000,000	100.0	—	—	Dec. 31
	LG Investment Trust Management Co., Ltd. (*6)	5,400,000	90.0	—	—	Dec. 31
"	LG Securities Int’l Ltd. (*6)	5,788,000	100.0	—	—	Dec. 31
"	LG Securities (H.K.) Limited (*6)	22,500,000	100.0	—	—	Dec. 31
"	LG Securities America, Inc. (*6)	300	100.0	—	—	Dec. 31
"	LG Investment Holding B.V. (Amsterdam) GG (*6)	1,642,398,242	100.0	—	—	Dec. 31
"	High Technology Venture Investment (*6)	1,500,000	42.86	—	—	Dec. 31
"	Global Technology Investment (*6)	1,500,000	50.00	—	—	Dec. 31

(*1)	Woori Bank, a subsidiary of the Company, merged with WCC, also a subsidiary of the Company, on March 31, 2004. Woori Bank issued 0.3581 new common shares per one common share of WCC. Accordingly, the number of issued common shares and contributed capital of Woori Bank increased from 570.6 million and (Won) 2,852.8 billion (US$2,733.1 million) to 636 million and (Won) 3,179.8 billion (US$ 3,046.4 million).

(*2)	On June 18, 2004, the Company acquired Woori Securities Co., Ltd.’s 15,584,113 shares of common stock, which represent 47.3% ownership. As a result, the number of issued common shares and contributed capital of the Company increased from 775.5 million and (Won) 3,877.5 billion (US$ 3,714.8 million) to 784.1 million (Won) 3,920.4 billion (US$ 3,755.9 million) and Woori Securities Co., Ltd. became a wholly owned subsidiary.

(*3)	On October 26, and December 24, 2004, the Company acquired 7,000,000 and 25,877,487 shares of LG Investment Securities Co., Ltd. (“LG Securities”)’s common stock for (Won) 54,980 million (US$ 52,673 thousand) and (Won) 297,591 million (US$ 285,103 thousand), respectively. As a result, the Company owns 26.92% of the voting rights of LG Securities and is able to govern LG Securities; therefore, the Company includes it as a consolidated subsidiary.

(*4)	In 2004, Woori Bank acquired PT. Bank Woori Indonesia’s 231 shares of common stock, which represent 13.6% ownership interest.

(*5)	On December 28, 2004, Woori Bank acquired 52.38% ownership interest in Woori First Private Equity Fund for (Won) 22,110 million (US$ 21,182 thousand).

(*6)	As a result of the consolidation of LG Securities, the subsidiaries of LG Securities are included as 2nd-tier subsidiaries of the Company.

(3)	General information pertaining to the Company’s subsidiaries as of December 31, 2004 is set forth below.

a.	Woori Bank

Woori Bank (formerly Hanvit Bank) was established in 1899 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, merchant bank services under the Merchant Bank Act and foreign exchange business with approval from the Bank of Korea (the “BOK”) and the Ministry of Finance and Economy (the “MOFE”). In connection with the infusion of public funds, Woori Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. Hanvit Bank changed its name to Woori Bank on May 20, 2002. Its common stock amounts to (Won) 3,179,783 million (US$ 3,046,353 thousand) consisting of 635,956,580 common shares issued and outstanding as of December 31, 2004. Woori Bank is wholly owned by the Company. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 698 branches and offices in Korea and 12 branches and offices in overseas.

b.	Kyongnam Bank

Kyongnam Bank was incorporated on April 18, 1970 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kyongnam Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2004, Kyongnam Bank’s common stock amounts to (Won) 259,000 million (US$248,132 thousand) consisting of 51,800,043 shares of common stock issued and outstanding of which the Company owns 99.99%. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 120 branches and offices in Korea.

c.	Kwangju Bank

Kwangju Bank was established on October 7, 1968 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kwangju Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2004, its common stock amounts to (Won) 170,403 million (US$163,253 thousand) consisting of 34,080,517 common shares issued and outstanding of which the Company owns 99.99%. Kwangju Bank’s head office is located in Kwangju City, Korea and has 116 domestic branches and offices in Korea.

d.	Woori Finance Information System Co., Ltd.

Woori Finance Information System Co., Ltd. (“WFIS”, formerly Hanviteun System) was established on April 17, 1989 and is engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all of the common stock of WFIS from Woori Bank in accordance with the group’s functional restructuring, making WFIS a subsidiary of the Company. On October 15, 2001, Hanviteun System changed its name to Woori Finance Information System Co., Ltd. As of December 31, 2004, its common stock amounts to (Won) 4,500 million (US$4,311 thousand) consisting of 900,000 shares issued and outstanding, all of which are owned by the Company. The office of WFIS is located in Seoul, Korea.

e.	Woori F&I Co., Ltd.

Woori F&I Co., Ltd. [“WF&I”, formerly Woori Asset Management Co., Ltd. (“WAMC”)] was established on November 16, 2001 to engage in the business of management, operation and disposition of securitization assets. On September 13, 2002, WF&I split off the asset management business segment and established Woori CA Asset Management Co., Ltd. (“WCAAMC”). As a result, WF&I is engaged in the business of acquisition and disposition of securities issued by asset securitization specialty corporations, which are established based on the Act on Asset-Backed Securitization for the purpose of non-performing assets securitization, and in the business of acquisition and disposition of equity of asset management corporations, which are established for the purpose of non-performing assets management. On September 16, 2002, WAMC changed its name to Woori F&I Co., Ltd. As of

December 31, 2004, its common stock amounts to (Won)10,000 million (US$9,580 thousand) consisting of 2,000,000 shares issued and outstanding, all of which are owned by the Company. The office of WF&I is located in Seoul, Korea.

f.	Woori Second Asset Securitization Specialty Co., Ltd.

Woori Second Asset Securitization Specialty Co., Ltd. (“WASS2”) was established on December 22, 2001 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. WASS2 is engaged in the business of management, operation and disposition of the securitization assets and issuance of asset-backed securities based on the securitization assets acquired from WCC. WASS2 changed its contractor in connection with the asset management and other activities from WF&I to WCAAMC as of September 14, 2002 due to the split off of WCAAMC from WAMC as explained above. As of December 31, 2004, its common stock amounts to (Won)10 million (US$10 thousand) consisting of 2,000 shares issued and outstanding of which the Company owns 95%.

g.	Woori Third Asset Securitization Specialty Co., Ltd.

Woori Third Asset Securitization Specialty Co., Ltd. (“WASS3”) was established on March 15, 2002 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. WASS3 is engaged in the business of management, operation and disposition of the securitization assets and issuance of asset-backed securities based on the securitization assets acquired from Woori Bank, Kyongnam Bank and WCC. WASS3 changed its contractor in connection with the asset management and other activities from WF&I to WCAAMC as of September 14, 2002 due to the split off of WCAAMC from WAMC as explained above. As of December 31, 2004, its common stock amounts to (Won)10 million (US$10 thousand) consisting of 2,000 shares issued and outstanding, all of which are owned by the Company.

h.	Woori Investment Trust Management Co., Ltd.

Woori Investment Trust Management Co., Ltd. (“WITM”, formerly Hanvit Investment Trust Management Co., Ltd.) was established on June 24, 1988 and is engaged in the investment trust business under the Investment Trust Business Law with approval from the MOFE. In connection with the functional restructuring, on March 29, 2002, the Company purchased the entire common stock of WITM from Woori Bank, making WITM a subsidiary of the Company. On May 17, 2002, Hanvit Investment Trust Management Co., Ltd. changed its name to Woori Investment Trust Management Co., Ltd. As of December 31, 2004, its common stock amounts to (Won)30,000 million (US$28,741 thousand) consisting of 6,000,000 shares issued and outstanding, all of which are owned by the Company. The office of WITM is located in Seoul, Korea.

i.	Woori Securities Co., Ltd.

Woori Securities Co., Ltd. (“Woori Securities”, formerly Hanvit Securities Co., Ltd.) was established on August 26, 1954 to engage in trading, agency, brokerage, and underwriting of securities and listed its shares on the stock market opened by the Korea Exchange (formerly known as the Korea Stock Exchange) on July 26, 1988. As the Company wholly owns it, Woori Securities delisted its shares on June 24, 2004. In connection with the functional restructuring, as of July 29, 2002, the Company acquired 40.2% (13,250,570 shares) of common stock of Woori Securities from Woori Bank, making Woori Securities a subsidiary of the Company. On June 1, 2002, Hanvit Securities Co., Ltd. changed its name to Woori Securities Co., Ltd. As of December 31, 2004, its common stock amounts to (Won)164,782 million (US$157,867 thousand) consisting of 32,956,413 shares issued and outstanding of which the Company owns 100%. The head office of Woori Securities is located in Seoul, Korea. Woori Securities has 38 branches and 32 offices in Korea and one overseas office.

j.	LG Investment Securities Co., Ltd.

LG Investment Securities Co., Ltd. (“LG Securities”) was established in January 1969 to engage in trading, agency, brokerage, and underwriting of securities, on September 30, 1975, listed its shares on the stock market opened by the Korea Exchange (formerly known as the Korea Stock Exchange). On October 1, 1999, LG Securities merged with LG Merchant Banking Co., Ltd. LG Securities became a subsidiary of the Company as of December 24, 2004 as Woori Finance Holdings Co., Ltd acquired 26.92% of the voting rights of LG Securities and is able to govern LG Securities. As of December 31, 2004, its common stock amounts to (Won) 625,458 million (US$ 599,212 thousand) consisting of 122,116,369 issued shares and its preferred stock amounts (Won)99,354 million (US$ 95,185 thousand) consisting of 19,870,968 issued shares. The head office of LG Securities is located in Seoul, Korea. LG Securities has 117 branches and 2 offices in Korea and one overseas office.

k.	Woori Credit Information Co., Ltd.

Woori Credit Information Co., Ltd. (“WCI”, formerly Hanvit Credit Information Co., Ltd.) was established on March 15, 1991 and is engaged in the credit investigation business and credit collection business under the Act on Use and Protection of Credit Information of the Republic of Korea. On June 1, 2002, Hanvit Credit Information Co., Ltd. changed its name to Woori Credit Information Co., Ltd. As of December 31, 2004, the common stock of WCI amounts to (Won)5,040 million (US$ 4,829 thousand) consisting of 1,008,000 shares issued and outstanding, and is wholly owned by Woori Bank. The head office of WCI is located in Seoul, Korea. WCI has 5 branches or 14 offices in Korea.

l.	Woori America Bank

Woori America Bank (“WAB”, formerly Hanvit America Bank) was established on January 7, 1984 and is engaged in the banking business in New York, U.S.A. On May 20, 2002, Hanvit America Bank changed its name to Woori America Bank. WAB merged with Panasia Bank N.A. on September 11, 2003. As of December 31, 2004, its common stock amounts to US$42,500 thousand consisting of 8,500,000 shares issued and outstanding, and is wholly owned by Woori Bank.

m.	P.T. Bank Woori Indonesia

PT. Bank Woori Indonesia (“BWI”, formerly P.T. Bank Hanvit Indonesia) was established on June 18, 1992 and is engaged in the banking business in Indonesia. P.T. Bank Hanvit Indonesia changed its name to PT. Bank Woori Indonesia on May 20, 2002. As of December 31, 2004, its common stock amounts to IDR 170,000 million consisting of 1,700 shares issued and outstanding of which Woori Bank owns 95.2%.

n.	Woori CA Asset Management Co., Ltd.

Woori CA Asset Management Co., Ltd. (“WCAAMC”) was established on September 14, 2002 as an asset management company for asset securitization specialty companies established based on the Act on Asset-Backed Securitization and is engaged in the business of management, operation, and disposition of securitization assets. WCAAMC was established through split-off from WF&I in accordance with the Joint Venture Agreement entered into by the Company and Lehman Brothers Luxembourg Investment S.a.r.l. (“LB Luxembourg”). In addition, it took over the asset management and operation contracts from WAMC and therefore, is engaged in managing and operating the assets of WASS2, WASS3 and Woori LB First • Second • Third • Fourth • Fifth • Sixth • Seventh • Eighth and Woori F&I First • Second • Fourth Asset Securitization Specialty Co., Ltd. As of December 31, 2004, WCAAMC’s common stock amounts to (Won)4,000 million (US$3,832 thousand) consisting of 800,000 shares issued and outstanding of which WF&I and LB Luxembourg own 51% and 49%, respectively. The office of WCAAMC is located in Seoul, Korea.

o.	The information of the other subsidiaries is as follows (unit: Korean won in millions, U.S. dollar in thousands and EURO in thousands):

Subsidiaries	Main business	Capital		Number of issued shares	Date of establishment	Location
Woori First Private Equity Fund	Securities investments	(Won)	42,210	—	2004.12.20	Seoul, Korea
LG Futures Co., Ltd.	Futures trading	(Won)	25,000	5,000,000	1992.7.10	Seoul, Korea
LG Investment Trust Management Co., Ltd.	Investment advisory service	(Won)	30,000	6,000,000	1988.3.26	Seoul, Korea
LG Securities Int’l Ltd.	Securities		USD 5,788	5,788,000	1991.8.15	London, UK
LG Securities (H.K.) Limited	Securities		USD 22,500	22,500,000	1995.3.6	Hong Kong, China
LG Securities America, Inc.	Securities		USD 3 dollar	300	1992.6.18	New York, United States
High Technology Venture Investment	Securities investments		USD 35	3,500,000	2000.2.28	Malaysia
Global Technology Investment	Securities investments		USD 30	3,000,000	1999.6.28	Malaysia
LG Investment Holding B.V. (Amsterdam) GG	Securities investments		EURO 16,424	1,642,398,242	1996.10.18	Amsterdam, Holland

(4)	The structure of affiliates accounted for using the equity method of accounting of the Company and its subsidiaries as of December 31, 2004 and 2003 is as follows:

		2004		2003
Investors	Investees	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
Woori Bank & Kyongnam Bank	BC Card Co., Ltd.	1,303,920	29.6	1,303,920	29.6	Dec. 31
	Byucksan E&C Co., Ltd. (*1)	—	—	11,552,500	30.6	Dec. 31
	Kyongeun Mutual Saving Bank	685,268	15.3	—	—	Sep. 30	(*6)
Woori Bank	Korea Finance Security Co., Ltd.	233,070	16.7	233,070	16.7	Dec. 31	(*6)
Woori First Private Equity Fund	Woo Bang Housing Co., Ltd.	8,400,000	30.9	—	—	Dec. 31	(*6)
LG Securities	Connacht Capital Market Investment (*2)	15,000,000	100.0	—	—	Dec. 31	(*6)
High Technology Venture Investment	Athena Fund I (*3)	—	65.1	—	—	Dec. 31	(*6)
Global Technology Venture Investment	Athena Fund II (*3)	—	69.0	—	—	Dec. 31	(*6)
Woori F&I	Woori LB First Asset Securitization Specialty	15,000	30.0	480,000	30.0	Dec. 31
"	Woori LB Second Asset Securitization Specialty	66,000	30.0	138,000	30.0	Dec. 31
"	Woori LB Third Asset Securitization Specialty	264,000	30.0	414,000	30.0	Dec. 31
"	Woori LB Fourth Asset Securitization Specialty	432,000	30.0	432,000	30.0	Dec. 31
"	Woori LB Fifth Asset Securitization Specialty	2,340,000	30.0	2,340,000	30.0	Dec. 31
"	Woori LB Sixth Asset Securitization Specialty	234,000	30.0	234,000	30.0	Dec. 31

		2004		2003
Investors	Investees	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
Woori F&I	Woori LB Eighth Asset Securitization Specialty	12,000	30.0	120,000	30.0	Dec. 31
"	Woori F&I First Asset Securitization Specialty	12,768	30.0	12,768	30.0	Dec. 31
"	Woori F&I Second Asset Securitization Specialty	10,824	30.0	10,824	30.0	Dec. 31
"	Woori F&I Fourth Asset Securitization Specialty	360	30.0	2,070	30.0	Dec. 31
"	Woori SB First Asset Securitization Specialty (*4)	1,867,800	30.0	—	—	Dec. 31
"	Woori SB Second Asset Securitization Specialty (*4)	210,912	30.0	—	—	Dec. 31
"	Woori BC Pegasus Asset Securitization Specialty (*5)	581,580	30.0	—	—	Dec. 31

(*1)	In 2004, Woori Bank sold 8,708,751 shares of Byucksan E&C Co., Ltd. and thereby, Woori Bank and Kyongnam Bank’s ownership interest in Byucksan E&C Co., Ltd. decreased from 30.6% to 7.5%. As a result, Woori Bank and Kyongnam Bank discontinued applying the equity of method of accounting on this investee and reclassified it as available-for-sale securities.

(*2)	Since it is due for liquidation within one year, it is accounted for using the equity method of accounting and excluded from consolidation.

(*3)	Due to restriction of the voting rights on the investee, it is accounted for using equity method of accounting and excluded from consolidation.

(*4)	Woori F&I acquired Woori SB First Asset Securitization Specialty and Woori SB Second Asset Securitization Specialty on March 31, 2004 and November 15, 2004, respectively.

(*5)	Woori F&I acquired Woori BC Pegasus Securitization Specialty on September 10, 2004.

(*6)	In preparing the consolidated financial statements, unaudited financial statements of these investees were used.

(5)	General information pertaining to the Company’s affiliates accounted for using equity method of accounting is as follows:

a.	BC Card Co., Ltd.

BC Card Co., Ltd. (“BC Card”) was established on September 7, 1983 to engage in the agency business such as managing card members for BC Card member banks, credit card business and other related businesses. As of December 31, 2004, its common stock amounts to (Won)44,000 million ($42,154 thousand) consisting of 4,400,000 shares issued and outstanding. Woori Bank and Kyongnam Bank own 27.6% and 2.0%, respectively, of the common stock of BC Card. The head office of BC Card is located in Seoul, Korea, and BC Card has 21 branches or offices in Korea.

b.	Korea Finance Security Co., Ltd.

Korea Finance Security Co., Ltd. (“KFS”) was established on December 7, 1990 to engage in the business of protecting the cash, securities and important documents entrusted by financial institutions. As of December 31, 2004, its common stock amounts to (Won) 7,000 million ($6,706 thousand) consisting of 1,400,000 shares issued and outstanding. Woori Bank owns 16.7% of KFS. The head office of KFS is located in Seoul, Korea.

c.	The information of other affiliates are as follows (unit: Korean won in millions, U.S. dollar and EURO in thousands):

Affiliates	Main business	Capital	Number of issued shares	Date of foundation	Location
Kyongeun Mutual Saving Bank	Mutual saving	22,400	4,480,000	Dec. 20, 1974	Kyongnam, Korea
Woo Bang Housing Co., Ltd.	Construction	42,000	26,300,870	Apr. 8, 1978	Seoul, Korea
Connacht Capital Market Investment (*2)	Securities investment	USD 100	15,000,000	May 8, 1996	Malaysia
Athena Fund I (*3)	"	USD 50,000	—	Sep. 22, 1997	United States
Athena Fund II (*3)	"	USD 50,000	—	Mar. 31, 2000	United States
Woori LB First Asset Securitization Specialty	Securitization	250	50,000	Sep. 16, 2002	Seoul, Korea
Woori LB Second Asset Securitization Specialty	"	1,100	220,000	Dec. 9, 2002	Seoul, Korea
Woori LB Third Asset Securitization Specialty	"	4,400	880,000	Dec. 9, 2002	Seoul, Korea
Woori LB Fourth Asset Securitization Specialty	"	7,200	1,440,000	Dec. 9, 2002	Seoul, Korea
Woori LB Fifth Asset Securitization Specialty	"	39,000	7,800,000	Mar. 11, 2003	Seoul, Korea
Woori LB Sixth Asset Securitization Specialty	"	3,900	780,000	Mar. 11, 2003	Seoul, Korea
Woori LB Eighth Asset Securitization Specialty	"	200	40,000	Jul. 1, 2003	Seoul, Korea
Woori F&I First Asset Securitization Specialty	"	426	42,560	Jun. 18, 2003	Seoul, Korea
Woori F&I Second Asset Securitization Specialty	"	361	36,080	Jun. 18, 2003	Seoul, Korea
Woori F&I Fourth Asset Securitization Specialty	"	12	1,200	Jul. 15, 2003	Seoul, Korea
Woori SB First Asset Securitization Specialty (*4)	"	31,130	6,226,000	Mar. 18, 2004	Seoul, Korea
Woori SB Second Asset Securitization Specialty (*4)	"	3,515	703,040	Oct. 28, 2004	Seoul, Korea
Woori BC Pegasus Asset Securitization Specialty (*5)	"	9,639	1,938,600	Aug. 20, 2004	Seoul, Korea

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidated Financial Statement Presentation

The Company and its subsidiaries (excluding foreign subsidiaries) maintain its official accounting records in Korean won and prepare statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea, consisting of the Financial Accounting Standards, Banking Accounting Standards, the Rules for Preparation of Consolidated Financial Statements, banking regulations promulgated by the Financial Supervisory Commission in the Republic of Korea and the Trust Business Law. Certain accounting principles applied by the Company and its subsidiaries that conform with the accounting principles generally accepted in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, the accompanying financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English from the Korean language financial statements.

The U.S. dollar amounts presented in the accompanying financial statements were computed by translating Korean won into U.S. dollars using the Base Rate announced by Seoul Money Brokerage Service, Ltd. of (Won) 1,043.8 to US$1.00 at December 31, 2004, solely for the convenience of the readers outside of the Republic of Korea. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies which the Company and its subsidiaries adopt are set forth below.

(1)	Consolidation accounting

a.	Investment and equity account elimination and inter-company transaction elimination

The Company’s investments in subsidiaries and equity accounts of subsidiaries were eliminated as of the date the Company obtained control of the subsidiaries. The differences between acquisition costs and proportionate net assets value on the acquisition date are recorded either in goodwill or negative goodwill. Goodwill is amortized using the straight-line method over 20 years or less. Negative goodwill arising with respect to identifiable non-monetary assets is recognized as income, as economic benefit embodied therein flow to the acquirer (when the assets are amortized or disposed). Negative goodwill in excess of the fair value of non-monetary assets, which is deemed arising from purchasing monetary assets at lower price, is immediately recognized as a gain.

If additional shares are purchased after control of the subsidiaries having been obtained, the differences between acquisition costs and net assets acquired are credited or charged to capital surplus. If the acquisition date is not the year-end balance sheet date of subsidiaries, the nearest accounting closing date to the actual acquisition date is deemed as the acquisition date.

All significant inter-company transactions are eliminated in the consolidated financial statements.

b.	Overseas consolidated subsidiaries’ financial statements’ conversion rate

The Korean won amounts presented in the financial statements of the overseas consolidated subsidiaries were computed by translating U.S. dollar into Korean won based on the Base rate ($1.00 to (Won) 1,043.80 and (Won) 1,197.80 at December 31, 2004 and 2003, respectively) published by Seoul Money Brokerage Service, Ltd. and cross rates.

c.	Investment securities accounted for using the equity method of accounting – Statement of Korean Accounting Standards No. 15

The Company early adopted Statement of Korea Accounting Standards No. 15 ‘The Equity Method of Accounting’ in 2004 prospectively in order to improve the disclosures and accounting of investment securities using the equity method. There is no effect on net income and net equity in 2004 and 2003 resulting from this adoption.

Investment equity securities are initially stated at their acquisition costs including incidental costs incurred in connection with acquisition of the related securities.

The excess of the acquisition cost over the proportionate net asset value on the acquisition date is amortized using the straight-line method over 20 years or less. The excess of the proportionate net asset value over the acquisition cost arising with respect to identifiable non-monetary assets are recognized as income, as economic benefits embodied therein flow to the acquirer (when the assets are amortized or disposed). The amount of the excess of the proportionate net asset value over the acquisition cost in excess of the fair value of non-monetary assets, which is deemed arising from purchasing monetary assets at lower prices, is immediately recognized as a gain.

The Company and its subsidiaries’ interest in net assets of investees is added to or deducted from the investment securities. The Company and its subsidiaries’ interest in net income or net loss of investees are reflected in current operations. Changes in retained earnings of the investees are reflected in the retained earnings account and changes in capital surplus or other capital accounts of the investees are reflected in the capital adjustment account of the Company and its subsidiaries.

d.	Date of the consolidated financial statements

The accompanying financial statements are stated as of December 31, 2004 and 2003, the balance sheets date of the Company. In case the balance sheet dates of affiliates differ from the Company’s, the Company used the consolidated balance sheets of affiliates as of December 31, 2004 and 2003, and the related consolidated statements of income for the years ended December 31, 2004 and 2003.

e.	Minority interests

Minority interests of consolidated subsidiaries’ gain or loss, net are deducted from or added to consolidated net income.

(2)	Securities (excluding investment securities accounted for using the equity method of accounting)

Debt and equity securities are initially stated at their acquisition costs (fair value of considerations paid) including incidental costs incurred in connection with acquisition of the related securities using the moving average method and classified into trading, available-for-sale or held-to-maturity securities, based on the intent with respect to those securities. The Company and its subsidiaries classify securities as trading securities when those securities are held principally for the purpose of selling them in the near term. When the Company and its subsidiaries have the positive intent to hold such securities to maturity and the ability to do so, the debt securities are classified as held-to-maturity securities. All other securities are classified as available-for-sales securities.

The Company’s accounting for securities, except for the equity securities accounted for using the equity method of accounting, are as follows:

a.	Trading securities

Trading securities are stated at fair value with gains or losses on valuation charged to current operations.

b.	Available-for-sale securities

Securities classified as available-for-sale are stated at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the accumulated unrealized gains or losses are reflected to net income when the securities are sold or written down. Equity securities without readily determinable fair value can be stated at acquisition cost on the financial statement if the fair value of the securities is not credibly determinable.

The declines in the fair value (or recoverable value) of individual available-for-sale securities below their acquisition or amortized cost that are other than temporary, result in write-downs of the individual securities to their fair value. Factors in determining whether such declines in value are other than temporary are considered on each balance sheet date. The Company and its subsidiaries recognize the write-downs, estimating the recoverable value of individual available-for-sale securities unless there is a clear evidence to indicate that such write-downs are not deemed necessary. The related write-downs are recorded in current operations as loss on impairment of available-for-sale securities.

c.	Held-to-maturity securities

Held-to-maturity securities are presented at acquisition cost after premiums or discounts for debt securities are amortized or accreted, respectively. The Company and its subsidiaries recognize write-downs resulting from the declines in the fair value, which is computed by discounting expected cash flows (recoverable cash flows) using the effective interest rate on the acquisition date, below their book value on balance sheet date and states those securities at the fair value. The related write-downs are recorded in current operations as loss on impairment of securities held-to-maturity.

d.	Reversal of loss on impairment of available-for-sale and held-to-maturity securities

For available-for-sale securities, the reversal is recorded in current operations up to the previously recognized impairment loss as a reversal of loss on impairment of available-for-sale securities, and any excess is included in capital adjustment as a gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as a reversal of the impairment, the increases in the fair value are recorded in capital adjustments. For equity securities without readily determinable fair value, which were impaired based on the net asset value, the reversal is recorded up to their acquisition cost. For held-to-maturity securities, the reversal is recorded in current operations up to the amount previously recognized impairment loss as a reversal of loss on impairment of held-to-maturity securities.

e.	Reclassification of securities

If the objective and ability to hold securities of the Company and its subsidiaries change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Company and its subsidiaries sell held-to-maturity securities, exercise a right to prepay or reclassify held-to-maturity securities to available-for-sale securities within the three fiscal years, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be reclassified to available-for-sale securities or held-to-maturity securities and securities in the other categories cannot be reclassified to trading securities. Nevertheless, trading securities can be reclassified to available-for-sale securities only when the fair value of the trading securities cannot be readily determinable.

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are stated at the fair value on the reclassification date and the difference between the fair value and book value are recorded in capital adjustment as gains or losses on valuation of available-for-sale securities. For available-for-sale securities reclassified to held-to-maturity securities, gains or losses on valuation of available-for-sales securities, which had been accumulated until the reclassification, continue to be stated on capital adjustment and will be amortized using the effective interest method and be charged to interest income on maturity. The difference between the fair value on the reclassification date and the face value of the securities reclassified to held-to-maturity securities is amortized using the effective interest method and charged to interest income. In case the fair value of trading securities cannot be readily determinable, the securities are reclassified to available-for-sale securities at the latest fair value.

(3)	Convertible securities

The Company and its subsidiaries recognized the consideration for conversion rights by computing the issuance price of the convertible bonds less the market price of straight bonds as of the issuance date of the convertible bonds. The consideration for conversion rights is recorded in other capital surplus when the bonds are issued and it will be credited to additional paid-in capital if the right is exercised. Reconciliation for conversion rights is presented as a deduction from the bonds and the redemption premium, if any, is added to the debentures. In accordance with SKAS No. 9, the convertible bonds issued before December 31, 2002 are reported in accordance with the previous accounting standards for convertible bonds.

(4)	Interest income recognition

The Company and its subsidiaries recognize interest income on loans on the accrual basis, except for interest income on loans having overdue interest and principal, and loans to customers who are bankrupt. When a loan is reclassified as a non-interest-accrued loan, accrued interest income recorded in prior periods is reversed and future interest income is recognized on a cash basis.

(5)	Allowance for possible losses on credits

a.	Financial Supervisory Service regulatory criteria.

The Company and its subsidiaries record the allowance for possible loan losses in accordance with Practice Statement in Financial Reporting 2004-2, ‘Accounting of allowance for possible losses on credits for financial institutions’ issued by the Financial Supervisory Service.

The Company and its subsidiaries classify corporate credits based on the borrowers’ capacity to repay in consideration of the borrowers’ business operations, financial position and future cash flows, past due period and status of any bankruptcy proceedings. Credits to small companies and households, however, are classified by past due period and status of bankruptcy proceedings and not by evaluating the debt repayment capability of a borrower or customer. The Company and its subsidiaries classify all credits to a single borrower in the same category of classification, but credits guaranteed or credits collateralized by bank deposits, real estate and other assets may be classified differently based on the borrowers’ guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.

The classifications of the loans pursuant to the policies of the Company and its subsidiaries, and the minimum allowance ratio of possible loan losses in accordance with the Banking Regulations in the Republic of Korea as of December 31, 2004 are as follows:

Classification	Loans to corporate	Loans to households	Credit card accounts
Normal	Not less than 0.5%	Not less than 0.75%	Not less than 1%
Precautionary	Not less than 2%	Not less than 8%	Not less than 12%
Substandard	Not less than 20%	Not less than 20%	Not less than 20%
Doubtful	Not less than 50%	Not less than 55%	Not less than 60%
Loss	100%	100%	100%

b.	Criteria of allowance for possible losses on confirmed acceptances and guarantees

Confirmed acceptances and guarantees are classified using the same criteria for loan classification and provided more than 20% of allowance for confirmed acceptance and guarantees classified substandard, more than 50% for doubtful amounts and 100% for loss amounts. The allowance for possible losses on confirmed acceptances and guarantees is presented in other liabilities.

(6)	Restructuring of loans

In accordance with SKAS No. 13 ‘Troubled Debt Restructurings’, a loan whose contractual terms are modified in a troubled debt restructuring program is accounted for at present value of future cash flows in the revised contract discounted using the effective interest rate in the original contract. If the present value differs from the face value of the loan, it is recorded as an allowance for possible loan loss. In addition, the allowance for possible loan loss is recorded based on the observable market value of the loan, if available, or the fair value of collateral of the loan, if the collection of the loan is likely to be made through a disposition of collateral.

A loan to be exchanged with an equity security, of which the number of shares is determined, is recorded at the lower of fair value of the shares to be exchanged or net book value of the loan until it is actually converted. The valuation losses are recorded as an allowance for possible loan losses.

In accordance with the transitional provision of SKAS No. 13, the unamortized present value discount of loans, which was reported as a discount in conformity with the previous accounting standards in 2003, is reclassified to allowance for possible loan losses in the accompanying balance sheet as of December 31, 2003. However, there is no effect on the total assets and net assets as of December 31, 2003.

(7)	Change in the accounting practice for gain (loss) on disposition of loan receivables

Prior to 2004???, as the Company and its subsidiaries sold loans at fair value based on independent appraisals, the gain (loss) on disposition was charged to the allowance for possible losses on loans and recorded in operating income. In accordance with the new accounting practice for gain (loss) on disposition of loan receivables, the Company and its subsidiaries record the gain (loss) in non-operating income (expense). As the result of retroactive adoption of this practice, the reclassification is summarized as follows (unit: Korean won in millions). There is no effect on net consolidated income and net equity in 2004 and 2003.

	Before	After
	Provision for possible loan losses	Loss on disposition of loans	Gain on disposition of loans
2004	135,104	167,337	32,233
2003	200,902	254,518	53,616

(8)	Valuation of receivables and payables at present value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at present value of expected future cash flows with the gain or loss on disposition of related receivables and payables reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method with the amortization recorded as interest income or interest expense.

(9)	Tangible assets and depreciation

Tangible assets included in fixed assets are recorded at acquisition cost, except for assets revalued upward in accordance with the Asset Revaluation Law. Routine maintenance and repairs are expensed as incurred. Expenditures that result in enhancement of the value or extension of the useful lives of the facilities involved are capitalized as additions to tangible assets. The estimated useful lives and depreciation methodology applied by the Company and its subsidiaries are as follows:

Assets	Depreciation methodology	Estimated useful lives
Buildings	Straight line method	20~50 years
Structure in leased office	Straight line method	4~5, 40 years
Other operating assets	Declining method or straight line method	4~20 years
Leased assets	Declining method	5 year

(10)	Intangible assets and amortization

Intangible assets included in fixed assets are recorded at the production cost or acquisition cost, plus incidental expenses. Expenditures incurred in conjunction with development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits are probably expected, are capitalized as development costs under intangible assets. If the Company or its subsidiaries donate assets such as buildings to the national government or to the local government and is given a right to use or benefit from the assets, the donated assets are recorded as beneficial donated assets under intangible assets. Intangible assets are amortized using the straight-line method over the estimated useful lives or contractual benefit period.

(11)	Valuation allowance for non-business use property

Non-business use property included in fixed assets is recorded when the Company acquires collateral by foreclosure. If the auction-bidding price is lower than book value, the difference is provided as a valuation allowance with the valuation loss charged to current operations.

(12)	Amortization of discount (premium) on debentures

Discounts or premiums on debentures issued are accreted or amortized over the period from issuance to maturity using the effective interest rate method. Accretion or amortization of discounts or premiums is recognized as interest expense or interest income on the debentures.

(13)	Recognition of asset impairment

When the book value of assets (except for trading securities, investment securities and assets valued at present value) exceeds the recoverable value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, those assets are adjusted to recoverable value in the balance sheet with the resulting impairment loss charged to current operations. If the recoverable value of assets increases in subsequent years, the increase in value is credited to operations as a gain until the recoverable value equals the book value of the assets before the impairment loss was recognized.

(14)	Accrued severance benefits

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company and its subsidiaries. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate as of December 31, 2004 and 2003 amount to (Won) 365,154 million (US$ 349,831 thousand) and (Won) 219,672 million (US$210,454 thousand), respectively (Note 22).

(15)	Bonds under resale or repurchase agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Company’s subsidiaries purchase or sell securities under resale or repurchase agreements.

(16)	Accounting for derivative instruments

Derivative instruments are classified as either trading or hedging depending on their transaction purpose. Derivative instruments are accounted for at fair value with the valuation gain or loss recorded as assets or liabilities. The accounting for derivative transactions that are part of a qualified hedge, which is determined based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting, differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations.

Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

(17)	Income tax expense

Income tax expense consists of the amount currently payable and changes for the year in deferred income tax assets and liabilities. However, deferred income tax assets are recognized only if the future tax benefits from accumulated temporary differences and tax loss carry forwards are realizable. Deferred income tax assets or liabilities are to be offset against income tax assets and liabilities in next periods. The deferred income tax assets and liabilities from the individual financial statements of consolidated subsidiaries are not netted against each other in the accompanying balance sheets.

(18)	Accounting for foreign currency translation

The Korean won equivalent of assets and liabilities denominated in foreign currencies are translated in these consolidated financial statements based on Base Rate announced by Seoul Money Brokerage Service Ltd. ((Won) 1,043.80 and (Won) 1,197.80 to $1.00 at December 31, 2004 and 2003, respectively) or cross rates as of the balance sheets date. Translation gains and losses on foreign currencies denominated assets and liabilities are credited or charged to operations.

(19)	Stock options

The Company and its subsidiaries value the stock options at fair value. The fair value of stock options is charged to compensation expense (included in administration expense) in the consolidated statement of income and credited to capital adjustment in the consolidated balance sheet over the contract term of the services provided.

(20)	Earnings per common share

Basic ordinary income per common share and basic net income per common share are computed by dividing the ordinary income (after deducting the tax effect) and net income, respectively, by the weighted average number of common shares outstanding during the year.

Diluted ordinary income per common share and diluted earnings per common share are computed by dividing the ordinary income and net income including the effects of expenses related to diluted securities on net income by the weighted average number of common shares plus the number of dilutive potential common shares.

3.	CASH AND DUE FROM BANKS

(1)	Cash and due from banks as of December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollars (Note 2)
	Dec. 31, 2004		Dec. 31, 2003		Dec. 31, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Cash	(Won)	2,080,827	(Won)	2,140,506	US$	1,993,511	US$	2,050,686

Foreign currencies		168,289		153,004		161,227		146,584

Due from banks in local currency
Due from Bank of Korea		1,900,388		2,634,748		1,820,644		2,524,189
Due from depository institutions		816,815		718,245		782,540		688,106
Due from non-depository financial institutions		60,000		19,950		57,482		19,113
Due from the Korea Stock Exchange		1,261,198		146,450		1,208,276		140,305
Others		44,772		52,410		42,893		50,210

		4,083,173		3,571,803		3,911,835		3,421,923

Due from banks in foreign currencies
Due from banks on demand		199,829		372,607		191,444		356,972
Due from banks on time		206,336		97,281		197,678		93,199
Off-shore due from financial institutions		106,130		130,737		101,677		125,251
Others		5,531		5,917		5,298		5,668

		517,826		606,542		496,097		581,090

	(Won)	6,850,115	(Won)	6,471,855	US$	6,562,670	US$	6,200,283

(2)	Restricted due from banks as of December 31, 2004 and 2003 are as follows (unit: Korean won in millions):

Financial institution	Dec. 31, 2004		Dec. 31, 2003		Reason of restriction
Due from banks in local currency
Bank of Korea	(Won)	1,900,388	(Won)	2,634,748	Banking law
Korea Stock Exchange and others		5,845		400	Indemnity fund and others
Korea Securities Finance Corporation and others		1,260,881		146,450	Regulation of securities supervision
Korea Securities Depository		315		190	Indemnity fund and others
Samsung Securities and others		23,166		—	Subscription for futures
ING Bank		39,798		—	Collateral for borrowing
Others		565		48	Collateral for guarantees and others

		3,230,958		2,781,836

Due from banks in foreign currencies
Bank of Korea		68,621		209,230	Banking law
Bank of Japan		316		970	Reserve deposits on overseas banks
Lehman Brothers		25,217		47,912	Collateral for credit derivatives
Bangladesh Bank and others		17,471		17,966	Reserve deposits on overseas banks
Bank of Indonesia and others		7,689		6,964	Reserve deposits on overseas banks
Federal Reserve Bank (FRB)		—		3,593	Guarantee for FRB discount window
Industrial & Commercial Bank of China and others		16,792		17,841	Reserve deposits on overseas banks
Federal Tennessee National Bank		—		11,978	Line of credit
HSBC		913		—	Collateral for guarantees
Broadcorf Capital		2,402		—	Collateral for overdraft

		139,421		316,454

	(Won)	3,370,379	(Won)	3,098,290

(3)	The maturity structure of due from bank as of December 31, 2004 is as follows (unit: Korean won in billions):

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Due from banks in local currency	(Won)	1,991	(Won)	261	(Won)	209	(Won)	2	(Won)	1,620	(Won)	4,083
Due from banks in foreign currencies		443		31		3		25		16		518

	(Won)	2,434	(Won)	292	(Won)	212	(Won)	27	(Won)	1,636	(Won)	4,601

4.	TRADING SECURITIES

(1)	Trading securities as of December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollars (Note 2)
	Dec. 31, 2004		Dec. 31, 2003		Dec. 31, 2004		Dec. 31, 2003
<In local currency>	(In millions)				(In thousands)
Equity securities	(Won)	252,206	(Won)	108,091	US$	241,622	US$	103,555
Government bonds		2,652,352		684,432		2,541,055		655,712
Financial debentures		1,947,298		626,851		1,865,586		600,547
Corporate bonds		768,316		580,765		736,075		556,395
Beneficiary certificates		316,444		600,471		303,165		575,274
Others		705,487		103,017		675,884		98,694

		6,642,103		2,703,627		6,363,387		2,590,177

<In foreign currencies>
Equity securities		11,534		—		11,050		—
Bonds and others		47,536		24,216		45,541		23,200

		59,070		24,216		56,591		23,200

	(Won)	6,701,173	(Won)	2,727,843	US$	6,419,978	US$	2,613,377

(2)	The details of trading securities as of December 31, 2004 and 2003 are as follows (unit: Korean won in millions):

<2004>	Face value		Acquisition cost		Fair value
<In local currency>
Equity securities			(Won)	232,624	(Won)	252,206
Government bonds	(Won)	2,450,090		2,642,818		2,652,352
Financial debentures		1,939,805		1,939,818		1,947,298
Corporate bonds		815,467		813,921		768,316
Beneficiary certificates				386,945		316,444
Others				707,385		705,487

				6,723,511		6,642,103

<In foreign currencies>
Equity securities				11,534		11,534
Bonds and others		47,411		50,044		47,536

				61,578		59,070

			(Won)	6,785,089	(Won)	6,701,173

<2003>	Face value		Acquisition cost		Fair value
<In local currency>
Equity securities			(Won)	99,136	(Won)	108,091
Government bonds	(Won)	692,270		686,287		684,432
Financial debentures		652,012		640,267		626,851
Corporate bonds		583,273		581,104		580,765
Beneficiary certificates				574,147		600,471
Others				102,137		103,017

				2,683,078		2,703,627

<In foreign currencies>
Bonds		24,332		24,245		24,216

			(Won)	2,707,323	(Won)	2,727,843

5.	AVAILABLE-FOR-SALE SECURITIES

(1)	Available-for-sale securities as of December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollars (Note 2)
	Dec. 31, 2004		Dec. 31, 2003		Dec. 31, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
<In local currency>
Equity securities	(Won)	1,856,397	(Won)	1,149,975	US$	1,778,499	US$	1,101,720
Capital contributions		36,835		58,905		35,289		56,433
Government bonds		898,020		728,525		860,337		697,955
Financial debentures		4,641,735		4,626,482		4,446,958		4,432,345
Corporate bonds		3,919,329		4,004,416		3,754,866		3,836,382
Beneficiary certificates		122,378		2,097,998		117,243		2,009,962
Other		59,255		140,317		56,768		134,429

		11,533,949		12,806,618		11,049,960		12,269,226

<In foreign currencies>
Equity securities		536		7,297		514		6,991
Bonds		1,037,133		1,330,563		993,613		1,274,730

		1,037,669		1,337,860		994,127		1,281,721

	(Won)	12,571,618	(Won)	14,144,478	US$	12,044,087	US$	13,550,947

(2)	Details of equity securities in available-for-sale securities as of December 31, 2004 and 2003 are as follows (unit: Korean won in millions):

<2004>	No. of shares owned	Percentage of ownership (%)	Acquisition cost		Net asset value/market value		Book value
<Marketable equity Securities>
Kia Motors Corporation	201,301	0.06	(Won)	2,852	(Won)	2,194	(Won)	2,194
Daerim Corporation (*1)	5,217	20.52		14,022		35,632		35,632
Daewoo Engineering & Construction Co., Ltd.	19,022	5.61		73,371		120,029		120,029
Daewoo International Corporation	1,875	1.97		4,602		19,497		19,497
Ssangyong Engineering & Construction Co., Ltd.	192	0.65		5,907		1,281		1,281
Ssangyong Cement Industrial Co., Ltd.	885,917	0.24		1,707		1,432		1,432
Ssangyong Motor Company	39,833	6.06		32,601		43,915		43,915
LG Insurance Co., Ltd.	1,665	2.78		11,098		9,491		9,491
KP Chemical Corporation	8,383	8.63		17,256		41,497		41,497
Kocref-Cr-Reit 1 (*2)	403,700	15.41		20,500		26,855		26,855
Hynix Semiconductor Inc.	3,327,374	11.25		182,643		475,802		474,821
Hyundai Eng. & Const. Co., Ltd.	15,952	14.61		232,204		248,061		248,061
Hyundai Corporation (*1)	3,923	17.09		10,015		13,495		13,495
LG Card Co., Ltd.	53,146	10.28		65,925		211,415		211,415
SK Networks Co., Ltd.	11,009	3.10		47,265		74,155		74,155
Others	—	—		117,770		79,920		79,830

				839,738		1,404,671		1,403,600

<Non-marketable securities>
Stocks subject to fair value valuation;
The Kyongnam Shinmun	300,000	12.63		1,070		1,054		1,054
Korea Housing Guarantee Co., Ltd.	5,006,940	0.82		5,753		11,771		11,771
Renault Samsung Motors Co., Ltd.	142,103	0.16		524		922		922
Moogoonghwa Restructuring Fund	5,400	8.10		12,611		9,509		9,509
Seoul Debt Restructuring Fund	9,800	8.18		12,010		8,510		8,510
Shinwoo Corporate Restructuring Vehicles	25	4.44		1,266		435		435
Arirang Restructuring Fund	5,400	8.10		14,806		10,757		10,757
Korea Securities Finance Corporation	8,818	12.97		44,781		55,136		47,985
Korea Aerospace Industries Ltd.	4,468	4.83		22,338		16,539		16,539
SK Networks Co., Ltd. (preferred stock)	920	0.27		33,957		50,865		50,865
Others	—	—		59,901		84,662		84,662
Stocks excluded from fair value valuation;
Kwangju Information Center	42	10.00		210		210		210
Realty Advisor Korea	200,000	14.29		1,000		728		1,000
ChonNam Corporation Co., Ltd.	60	9.77		300		300		300

<2004>	No. of shares owned	Percentage of ownership (%)	Acquisition cost		Net asset value/market value		Book Value
KOSDAQ Stock MKT	112	2.66	(Won)	560	(Won)	3,812	(Won)	3,812
The Korea Economics	540	4.33		2,709		1,439		1,439
Kyongnam Trading Inc.	60,000	10.00		300		450		300
Kohap Corp.	574,200	1.54		—		—		—
Kyobo Investment Trust Management	300	5.00		1,500		2,553		2,553
Kookmin Asset Invest Trust Co., Ltd.	24	1.32		236		1,563		1,563
KiHyup Technology Banking Corp.	400	6.90		2,000		2,295		2,295
My Asset Invest Management Advisory Co., Ltd.	230,000	7.45		1,150		650		1,150
Samsung Life Insurance Co., Ltd.	59,601	2.78		159,262		278,604		159,262
I Venture Capital	140,000	7.00		700		642		700
I Investment Trust Management	100,000	3.16		500		408		500
Eagon Floor Co., Ltd.	80	8.00		1,360		1,212		1,212
Taekwang Investment Trust Management Co., Ltd.	100,000	5.00		500		598		500
Korea Securities Depository	124	2.07		1,094		7,161		7,161
Korea Securities Computer Corporation	218	4.07		1,097		4,925		4,925
Korea ECN Securities Co., Ltd.	159,999	3.12		800		416		800
Badbank Harmony (preferred stock)	219	—		219		—		219
Capital Partner	100,000	7.1		500		555		500
CJ Investment Securities Co., Ltd.	317,777	0.61		407		133		133
KIDB Bonds Brokerage Corp.	100,000	12.50		500		589		500
MVP Capital	200,000	10.00		1,000		1,075		1,000
Others	—	—		255,089		24,830		17,754

				642,010		585,308		452,797

			(Won)	1,481,748	(Won)	1,989,979	(Won)	1,856,397

(*1)	Not accounted for using the equity method of accounting since these investees are under corporate restructuring and the Company and its subsidiaries do not have significant influence over the investees.

(*2)	Not accounted for using the equity method of accounting since the Company and its subsidiaries have no voting rights.

<2003>	No. of shares owned	Percentage of ownership (%)	Acquisition cost		Net asset value/market value		Book value
<Marketable equity securities>
Kia Motors Corporation	201	0.05	(Won)	2,852	(Won)	2,194	(Won)	2,194
Kia Steel Co., Ltd.	16	0.04		209		158		158
Nam-Kwang Engineering & Construction Co., Ltd.	642	2.53		3,212		1,522		1,522
Daerim Corporation (*1)	2,669	23.20		6,981		10,675		10,675
Daewoo Engineering & Construction Co., Ltd.	19,022	5.80		73,371		105,953		105,953
Daewoo International Corporation	1,875	2.00		4,602		13,685		13,685
Daewoo Precision Industries Co., Ltd.	736	7.60		3,057		11,410		11,410
Daewoo Securities Co. Ltd.	3,130	1.50		55,215		13,303		13,303
Ssangyong Corporation (*1)	2,831	16.30		38,821		11,040		11,040
Ssangyong Engineering & Construction Co., Ltd.	74	0.25		202		176		176
Ssangyong Cement Industrial Co., Ltd.	886	0.41		1,084		1,302		1,302
Ssangyong Motor Company	3,433	3.10		9,512		35,355		35,355
Woobang Housing & Construction Co., Ltd.	515	3.96		2,474		598		598
KP Chemical Corporation (*1)	15,819	16.72		25,412		32,350		32,350
Kocref –Cr- Reit 1	4,100	15.40		20,500		21,197		21,197
Kocref –Cr- Reit 2	1,400	12.50		7,000		6,958		6,958
Kocref –Cr- Reit 3	2,000	14.70		10,000		10,200		10,200
Hynix Semiconductor Inc.	64,529	13.60		248,060		361,360		361,360
HanKang Restructuring Fund	4,160	3.30		7,392		7,571		7,571
Hyundai Eng & Const Co., Ltd.	14,235	9.56		130,943		52,572		52,572
Hyundai Corporation (*1)	3,923	17.10		10,015		11,847		11,847
INI Steel Co., Ltd.	175	0.20		628		1,839		1,839
SK Networks Co., Ltd.	13,691	4.10		27,383		46,784		46,784
YTN	3,190	7.60		15,950		4,594		4,594
Others	—	—		44,188		18,341		18,341

				749,063		782,984		782,984

<2003>	No. of shares owned	Percentage of ownership (%)	Acquisition cost		Net asset value/market value		Book value
<Non-marketable equity securities>
The Kyongnam Shinmun	200	14.07		970		1,072		970
Korea Housing Guarantee Co., Ltd.	5,007	0.86		5,053		8,782		3,504
DongWon Capital Co., Ltd.	1,200	9.23		6,000		4,687		4,687
Renault Samsung Motors Co., Ltd.	142	0.16		524		792		524
Realty Advisors	200	14.28		1,000		798		1,000
My Asset Investment Management Advisory Co., Ltd.	230	7.45		1,150		689		1,150
Moogoonghwa Restructuring Fund	5,400	8.13		17,156		13,443		13,443
Samsung Life Insurance Co., Ltd.	555	2.80		159,262		216,688		159,262
Seoul Debt Restructuring Fund	9,800	8.23		15,248		13,974		13,974
Arirang Restructuring Fund	5,400	8.13		17,372		15,216		15,216
CJ Investment Trust & Securities Co., Ltd.	318	0.61		1,189		407		407
K-WON	200	2.00	(Won)	1,000	(Won)	1,298	(Won)	1,298
Kiwoon.com Securities Co., Ltd.	180	1.80		900		1,000		900
Korea Securities Corporation	5,908	8.68		30,356		39,833		30,356
Korea Aerospace Industries, Ltd. (Preferred stocks)	4,468	4.80		22,338		14,842		14,842
Korea ECN Securities Co., Ltd.	160	3.12		800		603		800
Capital Partner	100	7.10		500		456		900
MVP capital	200	10.00		1,000		1,078		1,000
SK Networks Co., Ltd. (Preferred stocks)	1,433	0.40		28,663		42,575		42,575
Others	—	—		105,523		69,372		60,183

				416,004		447,605		366,991

			(Won)	1,165,067	(Won)	1,230,589	(Won)	1,149,975

(*1)	Not accounted for using the equity method of accounting since these investees are under corporate restructuring and the Company and its subsidiaries do not have significant influence over the investees.

(*2)	Not accounted for using the equity method of accounting since the Company and its subsidiaries have no voting rights.

(3)	Details of capital contribution in available-for-sale securities as of December 31, 2004 and 2003 are as follows (unit: Korean won in millions):

	Dec. 31, 2004			Dec. 31, 2003
	Percentage of ownership(%)	Book value		Percentage of ownership(%)	Book value
Korea Stock Exchange	6.96	(Won)	4,096	3.38	(Won)	2,438
Stock Market Stabilization Fund	6.89		11,777	12.05		35,736
Korea Futures Exchange	0.4		3,000	—		—
Korea Asset Management Corp.	4.29		6,923	4.33		6,473
LG Investment Seventh Fund	8		1,000	—		—
Others	—		10,039	—		14,258

		(Won)	36,835		(Won)	58,905

(4)	Details of debt securities in available-for-sale securities as of December 31, 2004 and 2003 are as follows (unit: Korean won in millions):

<2004>	Face value		Acquisition cost		Fair value
Government bonds	(Won)	874,903	(Won)	894,999	(Won)	898,020
Financial debentures		4,650,524		4,594,179		4,641,735
Corporate bonds		3,969,373		3,949,263		3,919,329

	(Won)	9,494,800	(Won)	9,438,441	(Won)	9,459,084

<2003>	Face value		Acquisition cost		Fair value
Government bonds	(Won)	721,846	(Won)	733,431	(Won)	728,525
Financial debentures		4,778,739		4,631,486		4,626,482
Corporate bonds		4,331,049		4,229,712		4,004,416

	(Won)	9,831,634	(Won)	9,594,629	(Won)	9,359,423

(5)	Details of beneficial certificates in available-for-sale securities as of December 31, 2004 and 2003 are as follows (unit: Korean won in millions):

	Dec. 31, 2004				Dec. 31, 2003
Management	Acquisition cost		Fair value		Fair value
Kyobo Investment Trust Management	(Won)	770	(Won)	845	(Won)	61,482
Daehan Investment Trust Management		—		—		20,483
Deutsche Securities Korea Co.		—		—		61,771
Dongbu Securities		138		180		—
Dongwon Investment Trust Management		—		—		77,687
Landmark Investment Trust Management		2,794		2,794		—
Korea Development Bank		54,011		49,691		—
KDB Asset Management		4,219		4,643		—
LG Investment Trust Management		222		335		—
Korea Foreign Exchange Bank		6,015		5,635		—
Woori Investment Trust Management		37,506		43,157		1,386,716
I Investment Trust Management		—		—		60,141
Korea Investment Trust Management		—		—		649
Hanil Investment Trust Management		9,193		8,083		—
Hyundai Investment Trust Management		—		—		176
CJ Investment Trust Management		2,051		4,765		—
Others		2,789		2,250		428,893

	(Won)	119,708	(Won)	122,378	(Won)	2,097,998

(6)	Details of other available-for-sale securities as of December 31, 2004 are as follows (unit: Korean won in millions):

	Acquisition cost		Fair value
Bills bought in local currency	(Won)	41,971	(Won)	41,525
Commercial paper		2,356		1,944
Corporate restructuring vehicle		19,226		15,786

	(Won)	63,553	(Won)	59,255

(7)	Details of available-for-sales securities in foreign currencies as of December 31, 2004 and 2003 are as follows (unit: Korean won in millions):

<2004>	Face value		Acquisition cost		Fair value
Equity securities			(Won)	1,899	(Won)	536
Bonds	(Won)	1,229,648		1,126,751		1,037,133

			(Won)	1,128,650	(Won)	1,037,669

<2003>	Face value		Acquisition cost		Fair value
Equity securities			(Won)	39,957	(Won)	7,297
Bonds	(Won)	1,366,521		1,332,061		1,330,563

			(Won)	1,372,018	(Won)	1,337,860

6.	HELD-TO-MATURITY SECURITIES

(1)	Held-to-maturity securities as of December 31, 2004 and 2003 and are as follows:

	Korean won				U.S. dollars (Note 2)
	Dec 31, 2004		Dec. 31, 2003		Dec. 31, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
<Bonds in local currency>
Government bonds	(Won)	2,189,077	(Won)	1,728,484	US$	2,097,219	US$	1,655,953
Financial debentures		786,127		1,067,045		753,139		1,022,270
Corporate bonds		5,159,687		6,830,143		4,943,176		6,543,536
Other		16,200		—		15,520		—
<Bonds in foreign currencies>		313,611		263,061		300,451		252,022
<Loaned securities>		20,578		103,181		19,715		98,852

	(Won)	8,485,280	(Won)	9,991,914	US$	8,129,220	US$	9,572,633

(2)	Details of held-to-maturity securities as of December 31, 2004 and 2003 are as follows (unit: Korean won in millions):

<2004>	Face value		Acquisition cost		Amortized cost (book value)		Fair value
<Bonds in local currency>
Government bonds	(Won)	2,290,565	(Won)	2,139,126	(Won)	2,189,077	(Won)	2,429,709
Financial debentures		787,000		776,279		786,127		796,795
Corporate bonds		5,151,652		5,166,938		5,159,687		5,334,265
Other		20,000		16,200		16,200		16,200

		8,249,217		8,098,543		8,151,091		8,576,969
<Bonds in foreign currencies>
Foreign government bonds		25,453		27,201		25,489		25,489
Other		314,274		314,953		288,122		288,122

		339,727		342,154		313,611		313,611
<Loaned securities>		20,578		20,578		20,578		20,578

	(Won)	8,609,522	(Won)	8,461,275	(Won)	8,485,280	(Won)	8,911,158

<2003>	Face value		Acquisition cost		Amortized cost (book value)		Fair value
<Bonds in local currency>
Government bonds	(Won)	1,823,300	(Won)	1,707,436	(Won)	1,728,484	(Won)	1,794,580
Financial debentures		1,094,500		1,065,463		1,067,045		1,068,320
Corporate bonds		6,899,162		6,900,729		6,830,143		7,085,274

		9,816,962		9,673,628		9,625,672		9,948,174
<Bonds in foreign currencies>		291,153		290,522		263,061		263,061
<Loaned securities>		103,181		103,181		103,181		108,353

	(Won)	10,211,296	(Won)	10,067,331	(Won)	9,991,914	(Won)	10,319,588

7.	EQUITY LINKED SECURITIES

The equity linked securities as of December 31, 2004 are as follows (unit: Korean won in millions):

	Acquisition cost		Fair value
Equity linked securities	(Won)	594,048	(Won)	609,557

8.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

(1)	Details of valuation of investment equity securities accounted for using the equity method of accounting for the year ended December 31, 2004 are as follows (unit: Korean won in millions):

	Acquisition cost		Jan. 1, 2004		Gain (loss) on valuation		Other increase (decrease)		Dec. 31, 2004
BC Card	(Won)	12,472	(Won)	43,238	(Won)	2,555	(Won)	(191)	(Won)	45,602
Korea Finance Security		1,452		1,656		346		(70)		1,932
Byucksan E&C		39,078		54,383		4,747		(59,130)		—
Kyongeun Mutual Saving Bank		599		—		(351)		738		387
Woo Bang Housing Co., Ltd.		42,000		—		142		42,000		42,142
Connacht Capital		17,897		—		—		17,897		17,897
Athena Fund I		9,543		—		—		9,543		9,543
Athena Fund II		3,632		—		—		3,632		3,632
Woori LB First Asset Securitization Specialty		2,400		12,189		8,286		(9,193)		11,282
Woori LB Second Asset Securitization Specialty		690		2,698		335		(2,394)		639
Woori LB Third Asset Securitization Specialty		2,070		2,086		129		(932)		1,283
Woori LB Fourth Asset Securitization Specialty		2,160		2,659		2,361		(2,417)		2,603
Woori LB Fifth Asset Securitization Specialty		11,700		11,582		6,008		(2,630)		14,960
Woori LB Sixth Asset Securitization Specialty		1,170		464		11,613		(1,098)		10,979
Woori LB Eighth Asset Securitization Specialty		600		848		668		(1,163)		353
Woori F&I First Asset Securitization Specialty		6,237		5,579		(2,719)		—		2,860
Woori F&I Second Asset Securitization Specialty		5,265		2,833		(1,812)		—		1,021
Woori F&I Fourth Asset Securitization Specialty		888		2,227		2,591		(4,780)		38
Woori SB First Asset Securitization Specialty		9,339		—		(691)		9,204		8,513
Woori SB Second Asset Securitization Specialty		6,901		—		(521)		6,885		6,364
Woori BC Pegasus Asset Securitization Specialty		2,908		—		645		2,865		3,510

	(Won)	179,001	(Won)	142,442	(Won)	34,332	(Won)	8,766	(Won)	185,540

(2)	Details of other increases or decreases for the year ended December 31, 2004 are as follows (unit: Korean won in millions):

	Acquisition (disposal)		Reclassification		Capital adjustment		Retained earnings		Dividends		Capital reduction		Total
BC Card	(Won)	—	(Won)	—	(Won)	(191)	(Won)	—	(Won)	—	(Won)	—	(Won)	(191)
Korea Finance Security		—		—		—		—		(70)		—		(70)
Byucksan E&C		(36,307)		(13,759)		(5,663)		(1,698)		(1,703)		—		(59,130)
Kyongeun Mutual Saving Bank				604		134		—		—		—		738
Woo Bang Housing Co., Ltd.		42,000		—		—		—		—		—		42,000
Connacht Capital		17,897		—		—		—		—		—		17,897
Athena Fund (Won)		9,543		—		—		—		—		—		9,543
Athena Fund (Won)		3,632		—		—		—		—		—		3,632
Woori LB First Asset Securitization Specialty		—		—		4,155		—		(11,023)		(2,325)		(9,193)
Woori LB Second Asset Securitization Specialty		—		—		—		—		(2,034)		(360)		(2,394)
Woori LB Third Asset Securitization Specialty		—		—		—		—		(182)		(750)		(932)
Woori LB Fourth Asset Securitization Specialty		—		—		(61)		—		(2,356)		—		(2,417)
Woori LB Fifth Asset Securitization Specialty		—		—		—		—		(2,630)		—		(2,630)
Woori LB Sixth Asset Securitization Specialty		—		—		—		—		(1,098)		—		(1,098)
Woori LB Eighth Asset Securitization Specialty		—		—		—		—		(623)		(540)		(1,163)
Woori F&I Fourth Asset Securitization Specialty		—		—		—		—		(3,925)		(855)		(4,780)
Woori SB First Asset Securitization Specialty		9,339		—		(135)		—		—		—		9,204
Woori SB Second Asset Securitization Specialty		6,901		—		(16)		—		—		—		6,885
Woori BC Pegasus Asset Securitization Specialty		2,908		—		(43)		—		—		—		2,865

	(Won)	55,913	(Won)	(13,155)	(Won)	(1,820)	(Won)	(1,698)	(Won)	(25,644)	(Won)	(4,830)	(Won)	8,766

(3)	Changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the year ended December 31, 2004 are as follows (unit: Korean won in millions):

	Jan. 1, 2004		Increase		Amortization		Dec. 31, 2004
BC Card	(Won)	208	(Won)	—	(Won)	208	(Won)	—
Byucksan E&C		(36,096)		—		(36,096)		—
Woo Bang Housing Co., Ltd.		—		(52,874)		142		(52,732)

	(Won)	(35,888)	(Won)	(52,874)	(Won)	(35,746)	(Won)	(52,732)

(4)	Details of valuation of investment equity securities accounted for using the equity method of accounting for the year ended December 31, 2003 are as follows (unit: Korean won in millions):

	Acquisition cost		Balance of Jan. 1, 2003		Gain (loss) on valuation		Other increase (decrease)		Balance of Dec. 31, 2003
BC Card	(Won)	12,472	(Won)	42,613	(Won)	2,214	(Won)	(1,589)	(Won)	43,238
Korea Finance Security		1,452		2,600		178		(1,122)		1,656
Byucksan E&C		39,078		38,202		12,769		3,412		54,383
Woori LB First Asset Securitization Specialty		2,400		10,019		11,967		(9,797)		12,189
Woori LB Second Asset Securitization Specialty		690		658		2,198		(158)		2,698
Woori LB Third Asset Securitization Specialty		2,070		2,003		2,530		(2,447)		2,086
Woori LB Fourth Asset Securitization Specialty		2,160		2,081		1,213		(635)		2,659
Woori LB Fifth Asset Securitization Specialty		11,700		—		3,120		8,462		11,582
Woori LB Sixth Asset Securitization Specialty		1,170		—		(706)		1,170		464
Woori LB Eighth Asset Securitization Specialty		600		—		248		600		848
Woori F&I First Asset Securitization Specialty		6,237		—		(658)		6,237		5,579
Woori F&I Second Asset Securitization Specialty		5,265		—		(2,432)		5,265		2,833
Woori F&I Fourth Asset Securitization Specialty		888		—		1,339		888		2,227

Total	(Won)	86,182	(Won)	98,176	(Won)	33,980	(Won)	10,286	(Won)	142,442

9.	CLASSIFICATION OF SECURITIES

(1)	Securities in foreign currencies by countries as of December 31, 2004 (unit: Korean won in millions):

	Dec. 31, 2004		Ratio (%)
<Trading securities>
Korea	(Won)	34,908	59.09
United States		3	0.01
Other		24,159	40.90

		59,070

<Available-for-sales securities>
Korea		667,622	64.34
United States		259,085	24.97
Japan		25,051	2.41
China		15,987	1.54
Hong Kong		39,258	3.78
United Kingdom		3,163	0.31
Malaysia		5,236	0.50
Mexico		5,871	0.57
Thailand		8,350	0.80
Philippines		1,566	0.15
Egypt		275	0.03
Indonesia		104	0.01
Other		6,101	0.59

		1,037,669

<Held-to-maturity securities>
Korea		200,313	63.87
United States		20,574	6.56
China		3,783	1.21
Singapore		2,099	0.67
Indonesia		86,842	27.69

		313,611

<Securities accounted for using equity method of accounting>
United States		31,072	100.00

	(Won)	1,441,422

(2)	Securities by classes as of December 31, 2004 (unit: Korean won in millions):

	In local currency			In foreign currencies			Total
	Dec.31, 2004		Ratio(%)	Dec.31, 2004		Ratio(%)	Dec.31, 2004		Ratio(%)
<Trading securities>
Securities	(Won)	252,206	3.80	(Won)	11,534	19.53	(Won)	263,740	3.94
Floating rate bonds		166,582	2.51		—	—		166,582	2.49
Fixed rate bonds		5,301,785	79.82		44,754	75.76		5,346,539	79.78
Beneficiary certificates		316,444	4.76		—	—		316,444	4.72
Other		605,086	9.11		2,782	4.71		607,868	9.07

	(Won)	6,642,103		(Won)	59,070		(Won)	6,701,173

<Available-for-sales securities>
Securities	(Won)	1,856,397	16.09	(Won)	536	0.05	(Won)	1,856,933	14.77
Capital contribution		36,835	0.32		—	—		36,835	0.29
Floating rate bonds		2,136,845	18.53		517,652	49.89		2,654,496	21.12
Fixed rate bonds		7,278,947	63.11		428,980	41.34		7,707,927	61.31
Convertible bonds		43,292	0.38		13,120	1.26		56,412	0.45
Exchangeable bonds		—	—		67,132	6.47		67,132	0.54
Certificate beneficial		122,378	1.06		—	—		122,378	0.97
Other		59,255	0.51		10,249	0.99		69,504	0.55

	(Won)	11,533,949		(Won)	1,037,669		(Won)	12,571,618

<Held-to-maturity securities>
Floating rate bonds	(Won)	4,049,636	49.56	(Won)	108,303	34.53	(Won)	4,157,939	49
Fixed rate bonds		4,122,033	50.44		144,827	46.18		4,266,860	50.29
Other		—			60,481	19.29		60,481	0.71

	(Won)	8,171,669		(Won)	313,611		(Won)	8,485,280

(3)	Bonds by issuer and others by industry as of December 31, 2004 (unit: Korean won in millions):

	In local currency			In foreign currencies			Total
	Dec.31, 2004		Ratio(%)	Dec.31, 2004		Ratio(%)	Dec.31, 2004		Ratio(%)
<Trading securities>
Others excluding bonds:
Manufacturing	(Won)	59,696	4.74	(Won)	14,313	99.98	(Won)	74,009	5.82
Construction		4,481	0.36		—	—		4,481	0.35
Retail		1,841	0.15		—	—		1,841	0.14
Finance & Insurance		947,732	75.32		3	0.02		947,735	74.48
Others		244,458	19.43		—	—		244,458	19.21

	(Won)	1,258,208		(Won)	14,316		(Won)	1,272,524

Bonds:
Government & Government owned corporate	(Won)	3,310,276	61.49	(Won)	5,204	11.63	(Won)	3,315,480	61.07
Financial institutions		1,355,654	25.18		39,550	88.37		1,395,204	25.7
Corporations		581,646	10.8		—	—		581,646	10.72
Others		136,319	2.53		—	—		136,319	2.51

	(Won)	5,383,895		(Won)	44,754		(Won)	5,428,649

	In local currency			In foreign currencies			Total
	Dec.31, 2004		Ratio(%)	Dec.31, 2004		Ratio(%)	Dec.31, 2004		Ratio(%)
<Available-for-sales securities>
Others excluding bonds:
Manufacturing	(Won)	692,072	33.36	(Won)	—	—	(Won)	692,072	33.35
Construction		392,581	18.92		—	—		392,581	18.91
Retail		740	0.04		—	—		740	0.04
Finance & Insurance		688,526	33.18		536	100		689,062	33.2
Others		300,946	14.5		—	—		300,946	14.5

	(Won)	2,074,865		(Won)	536		(Won)	2,075,401

Bonds:
Government & Government owned corporate	(Won)	6,069,443	64.17	(Won)	180,138	17.37	(Won)	6,249,581	59.54
Financial institutions		1,957,431	20.69		310,949	29.98		2,268,380	21.61
Corporations		373,349	3.95		329,364	31.76		702,713	6.7
Others		1,058,861	11.19		216,682	20.89		1,275,543	12.15

	(Won)	9,459,084		(Won)	1,037,133		(Won)	10,496,217

<Held-to-maturity securities>
Government & Government owned corporate	(Won)	7,589,701	92.88	(Won)	93,809	29.91	(Won)	7,683,510	90.55
Financial institutions		461,977	5.65		31,529	10.06		493,506	5.82
Corporations		110,000	1.35		35,226	11.23		145,226	1.71
Others		9,991	0.12		153,047	48.8		163,038	1.92

	(Won)	8,171,669		(Won)	313,611		(Won)	8,485,280

<Equity linked securities>
	(Won)	609,557	100	(Won)	—	—	(Won)	609,557	100

(4)	Securities in foreign currencies by currencies as of December 31, 2004 (unit: Korean won in millions, U.S. dollar in thousands, Japanese yen in millions, Chinese yuan in thousands, Indonesia Rupiah in millions and Singapore dollar in thousands):

	Currencies	Amounts in currencies	Translation to USD		Korean won equivalent
<Available-for-sales securities>
Equity securities	USD	514	US$	514	(Won)	536
Bonds	USD	978,547		978,547		1,021,407
"	JPY	1,180		11,441		11,942
"	CNY	30,000		3,625		3,784

			US$	994,127	(Won)	1,037,669

<Held-to-maturity securities>
Bonds	USD	211,617	US$	211,617	(Won)	220,886
"	IDR	775,371		83,198		86,842
"	SGD	3,250		2,011		2,099
"	CNY	30,000		3,625		3,784

			US$	300,451	(Won)	313,611

10. MATURITY STRUCTURE OF DEBT SECURITIES

Maturity structures of debt securities as of December 31, 2004 are as follows (unit: Korean won in billions):

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 5 years		Less than 10 years		More than 10 years		Total
<Available-for-sales securities>
Book value	(Won)	646	(Won)	312	(Won)	2,705	(Won)	6,402	(Won)	321	(Won)	110	(Won)	10,496
<Held-to-maturity securities>
Book value		750		150		4,111		3,364		108		2		8,485
Fair value		759		152		4,255		3,519		224		2		8,911

11. LOSS ON IMPAIRMENT OF SECURITIES AND RECOVERY OF IMPAIRMENT

The details of losses on impairment and recovery of impairment of available-for-sale and held-to-maturity securities by subsidiaries for the year ended December 31, 2004 are as follows (unit: Korean won in millions):

	Before		Loss		Recovery		After
<Available-for-sales securities>
Equity securities in local currency:
Ssangyong Corporation	(Won)	11,040	(Won)	1,359	(Won)	—	(Won)	9,681
Hyundai Eng. & Const Co., Ltd.		124,000		5,414		—		118,586
Nano & Giga		510		384		—		126
Seahan Industries Inc.		91		28		—		63
Ssangyong Dement Industrial Co., Ltd.		1,302		248		—		1,054
CJ Investment Securities		407		274		—		133
Korea Housing Guarantee Co., Ltd.		5,053		—		1,868		6,921
Dongwon Capital		4,687		4,143		—		544
Daewon Culture Industry Inc.		700		633		—		67
Seah Besteel Corporation		986		851		—		135
Others		3,105		3,387		—		102
Debt securities in local currency:
LG Card 1022		9,556		1,162		—		6,860
LG Card 1023		2,300		4,602		—		1,863
LG Card 928		—		5,200		—		—
Daewoo Motors 135		—		—		588		—
Hanvit 7th Securitization		—		—		10,830		—
Hanvit 11th Securitization		—		—		52,688		—
Hynix Semiconductor Inc.		—		—		894		—
Credipia 37th Securitization		—		—		3,798		—
Shinwoo Corporate Restructuring Vehicles		19,023		3,334		—		15,689
Hyundai Eng. & Const. 253-4	(Won)	2,886	(Won)	549	(Won)	—	(Won)	2,337
Other		6,871		111		195		—
Equity securities in foreign currencies:
Han-ea Joint Bank		1,591		1,316		—		275
Debt securities in foreign currencies:
Hycon Tech Co., Ltd.		—		—		199		—
S.P.I.C		1,132		—		952		—
Laisun Development		1,251		—		1,113		—

	(Won)	196,491	(Won)	32,995	(Won)	73,125	(Won)	164,436

<Held-to-maturity securities>
Debt securities in local currency:
Kyongeun 2nd Securitization1-5	(Won)	7,650	(Won)	7,650	(Won)	—	(Won)	—
Kyongeun 2nd Securitization1-6		15,641		15,641		—		—

	(Won)	23,291	(Won)	23,291		—		—

	(Won)	219,782	(Won)	56,286	(Won)	73,125	(Won)	164,436

12. LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

(1)	Loans as of December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollars (Note 2)
	Dec. 31, 2004		Dec. 31, 2003		Dec. 31, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Loans in local currency	(Won)	77,687,482	(Won)	72,907,422	US$	74,427,555	US$	69,848,076
Loans in foreign currencies		7,091,255		7,129,394		6,793,691		6,830,230
Bills bought in local currency		228,075		490,386		218,505		469,808
Bills bought in foreign currencies		3,927,547		3,798,134		3,762,739		3,638,756
Advances for customers on guarantees		67,875		98,769		65,027		94,624
Credit card accounts		2,127,976		1,919,060		2,038,682		1,838,532
Bonds purchased under resale agreements		82,513		154,000		79,051		147,539
Call loans		1,553,382		897,963		1,488,199		860,283
Privately placed bonds		457,264		586,257		438,076		561,656
Loans to be converted to equity securities		80,960		31,232		77,563		29,921
Financing leases		156,273		189,788		149,715		181,824
Other		335,646		139,269		321,561		133,426

		93,796,248		88,341,674		89,860,364		84,634,675
Allowance for possible loan losses		(2,027,633)		(2,264,377)		(1,942,549)		(2,169,359)

	(Won)	91,768,615	(Won)	86,077,297	US$	87,917,815	US$	82,465,316

(2)	Details of loans subject to allowance for possible loan losses as of December 31, 2004 are as follows (unit: Korean won in billions):

	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Loans in local currency	(Won)	73,324	(Won)	2,075	(Won)	966	(Won)	291	(Won)	344	(Won)	77,000
Loans in foreign currencies		4,120		247		77		14		13		4,471
Usance		2,081		20		22		—		—		2,123
Bills bought in local currency		103		125		—		—		—		228
Bills bought in foreign currencies		3,750		36		58		—		94		3,938
Advances for customers on guarantees		2		5		10		4		47		68
Credit card accounts		1,809		193		—		68		58		2,128
Privately placed bonds		453		3		1		—		—		457
Loans to be converted to equity securities		—		—		—		72		9		81
Financing leases		95		22		3		35		1		156
Suspense receivable as credit		—		1		3		6		11		21
Others		323		—		—		—		13		336

	(Won)	86,060	(Won)	2,727	(Won)	1,140	(Won)	490	(Won)	590	(Won)	91,007

(3)	Reconciliation of the loans subject to allowance for the possible loan losses with total loans as of December 31, 2004 are as follows (unit: Korean won in billions):

Total loans	(Won)	93,796
Reconciliation items:
(–) Inter-bank loans		(1,185)
(–) Bonds purchased under resale agreements		(83)
(–) Call loans		(1,553)
(+) Suspense receivable as credit		21
(+) Receivables related to non-performing bills bought		11

		(2,789)

The loans subject to allowance for possible loan losses	(Won)	91,007

(4)	Allowances for possible loan losses as of December 31, 2004 and 2003 are as follows (unit: Korean won in billions):

	Dec. 31, 2004		Dec. 31, 2003
Loans in local currency	(Won)	1,399	(Won)	1,179
Loans in foreign currencies		138		235
Bills bought in local currency		26		—
Bills bought in foreign currencies		148		132
Advances for customers on guarantees		65		51
Credit card accounts		140		392
Privately placed bonds		4		45
Loans to be converted to equity securities		76		—
Financing leases		30		2
Other		2		213

		2,028		2,249

Present value discount		—		15

	(Won)	2,028	(Won)	2,264

(5)	Allowances for possible loan losses compared to the loans subject to allowance for possible loan losses as of December 31, 2004, 2003 and 2002 are as follows (unit: Korean won in billions):

	Loans subject to allowance for possible loan losses		Allowance			Ratio (%)
Dec. 31, 2004	(Won)	91,007	(Won)	2,028		2.23
Dec. 31, 2003		87,290		2,264		2.59
Dec. 31, 2002		75,743		2,712	(*1)	3.58

(*1)	Present value discount is excluded.

(6)	The changes in allowances for possible loan losses for the year ended December 31, 2004 are as follows (unit: Korean won in billions):

January 1, 2004	(Won)	2,264
Reconciliation items:
Provision for possible loan losses		1,331
Increases due to repurchase non-performing loans		124
Reversal due to recovery of write-off loans		203
Write-off of loans		(1,883)
Other		(198)
Increase due to changes in the scope of consolidation		187

December 31, 2004	(Won)	2,028

(7)	Classification of loans in local currency by industries is as follows (unit: Korean won in billions):

	Dec. 31, 2004		Ratio (%)
<Loans for corporate>
Manufacturing	(Won)	14,379	31.98
Dealing with real estate & leasing		8,541	18.99
Retail		6,935	15.42
Construction		4,227	9.40
Hotel & Food		3,068	6.82
Transportation, warehouse & telecommunication		1,081	2.40
Finance & Insurance		1,324	2.95
Others		5,411	12.04

		44,966
<Loans for household>		32,721

	(Won)	77,687

(8)	Classification of loans in foreign currencies by industries is as follows (unit: Korean won in billions):

	Dec. 31, 2004		Ratio (%)
Korea	(Won)	5,048	71.19
United States		910	12.83
Indonesia		286	4.03
Japan		177	2.50
Russia		15	0.21
China		54	0.76
Holland		10	0.14
Thailand		2	0.03
Others		589	8.31

	(Won)	7,091

(9)	The details of disposal of loans for the year ended December 31, 2004 are as follows (unit: Korean won in billions):

Seller	Buyers	Nominal amount		Allowance at disposition date		Consideration		Gain on sales of loans
Woori Bank & Kwangju Bank	Korea Asset Management Corporation	(Won)	767	(Won)	86	(Won)	512	(Won)	(169)
Woori Bank	Woori SB First Asset Securitization Specialty		296		97		207		8
"	Woori SB Second Asset Securitization Specialty		200		90		124		14
"	ABN— AMRO		62		11		59		8
"	Lippo Securities Ltd.		39		8		34		3
"	Deutsche Bank		5		2		3		—

	Total	(Won)	1,369	(Won)	294	(Won)	939	(Won)	(136)

13.	RESTRUCTURING OF LOANS

(1)	Restructuring of loans made for the year ended December 31, 2004 is as follows (unit: Korean won in millions):

		Restructuring
Companies		Nominal amount		Discharge		Loan to be swapped to equity securities		Equity securities		Modification of terms
Hanil Synthetic Fiber Co., Ltd.	Court receivership	(Won)	284,027	(Won)	—	(Won)	—	(Won)	111,046	(Won)	172,981
New Core Co., Ltd.	Court receivership		13,815		—		—		12,621		1,194
Dureme Tech Co., Ltd.	Court receivership		3,474		—		—		3,474
Woobo Telecom co., Ltd.	Mediation		814		—		—		—		814
Seyong Ind. Co. Ltd.	Mediation		506		—		—		—		506
Dong Sung Co., Ltd.	Mediation		12,573		—		—		12,573		—
LG Card Co., Ltd.	Workout		351,800		—		—		351,800		—
Daerim Corporation, Ltd.	Workout		12,741		—		—		12,741		—
SK Networks Co., Ltd.	Workout		8,880		—		—		8,880		—
Others	Court receivership or mediation		2,082		—		—		501		1,581

		(Won)	690,712	(Won)	—	(Won)	—	(Won)	513,636	(Won)	177,076

(2)	Loans to be converted to equity securities as of December 31, 2004 are as follows (unit: Korean won in millions):

	Nominal amount		Allowance		Fair value of equity securities		Book value
Ssangyong Cement Industrial Co., Ltd.	(Won)	21,094	(Won)	16,444	(Won)	5,020	(Won)	4,650
Dongkook Corp.		51,327		51,255		5,133		72
Kookmin Asset Investment Trust		1,837		1,837		(*1)		—
Kohap Corp.		3,200		3,200		(*2)		—
Daewoo Precision Industries Co., Ltd.		105		94		(*1)		11
Daewoo Telecom Ltd.		3,397		3,397		(*2)		—

	(Won)	80,960	(Won)	76,227			(Won)	4,733

(*1)	The number of shares to be converted is not decided.

(*2)	To be liquidated

14.	FIXED ASSETS INCLUDING INTANGIBLE ASSETS

(1)	Fixed assets as of December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollar (Note 2)
	Dec. 31, 2004		Dec. 31, 2003		Dec. 31, 2004		Dec. 31, 2003
	(in millions)				(in thousands)
Tangible assets	(Won)	2,369,351	(Won)	2,242,965	US$	2,269,928	US$	2,148,846
Leased assets		40,755		10,749		39,045		10,298
Intangible assets		236,690		480,498		226,758		460,335
Non-operating assets		183		404		175		387

	(Won)	2,646,979	(Won)	2,734,616	US$	2,535,906	US$	2,619,866

(2)	Tangible assets and leased assets as of December 31, 2004 and 2003 are as follows (unit: Korean won in millions):

<2004>	Acquisition cost		Accumulated depreciation		Accumulated impairment		Book value
Fixed assets:
Land	(Won)	1,308,422	(Won)	—	(Won)	874	(Won)	1,307,548
Buildings		995,795		216,271		128		779,396
Structures in leased office		148,649		99,323		—		49,326
Equipment and furniture		950,075		718,871		—		231,204
Construction in process		1,877		—		—		1,877

	(Won)	3,404,818	(Won)	1,034,465	(Won)	1,002	(Won)	2,369,351

Leased assets	(Won)	56,404	(Won)	15,649	(Won)	—	(Won)	40,755

<2003>	Acquisition cost		Accumulated depreciation		Accumulated impairment		Book value
Fixed assets:
Land	(Won)	1,219,222	(Won)	—	(Won)	992	(Won)	1,218,230
Buildings		915,158		172,245		146		742,767
Structures in leased office		113,155		82,077		—		31,078
Equipment and furniture		712,488		466,264		—		246,224
Construction in process		4,666		—		—		4,666

	(Won)	2,964,689	(Won)	720,586	(Won)	1,138	(Won)	2,242,965

Leased assets	(Won)	16,908	(Won)	6,159	(Won)	—	(Won)	10,749

(3)	Changes of tangible assets for the year ended December 31, 2004 are as follows (unit: Korean won in millions):

	Jan. 1, 2004		Acquisition		Consolidation of LG Securities		Disposition		Depreciation		Translation		Others		Dec. 31, 2004
Land	(Won)	1,218,230	(Won)	1,365	(Won)	112,286	(Won)	(24,085)	(Won)	—	(Won)	(87)	(Won)	(161)	(Won)	1,307,548
Buildings		742,767		51,030		61,257		(46,896)		(27,908)		(152)		(702)		779,396
Structures in leased office		31,078		37,122		—		(1,046)		(19,689)		(442)		2,303		49,326
Equipment and furniture		246,224		105,049		21,984		(5,163)		(132,799)		(655)		(3,436)		231,204
Construction in process		4,666		3,360		—		(5,189)		—		—		(960)		1,877
Leased assets		10,749		47,428		12		(2,618)		(14,816)		—		—		40,755

	(Won)	2,253,714	(Won)	245,354	(Won)	195,539	(Won)	(84,997)	(Won)	(195,212)	(Won)	(1,336)	(Won)	(2,956)	(Won)	2,410,106

(4)	Intangible assets as of December 31, 2004 and 2003 are as follows (unit: Korean won in millions):

	Dec. 31, 2004		Dec. 31, 2003
Goodwill:
The Company	(Won)	80	(Won)	312,531
Woori Bank		21,426		24,600
LG Securities		3,369		—

		24,875		337,131
Negative goodwill:
The Company		(15,405)		—
Deferred development cost		145,892		105,314
Software		36,293		25,745
Other intangible assets		45,035		12,308

	(Won)	236,690	(Won)	480,498

(5)	Goodwill and negative goodwill of the Company are recognized at the acquisition date and the changes in goodwill and negative goodwill during the period from acquisition to December 31, 2004 are as follows (unit: Korean won in millions):

	Acquisition date		Amortiza- tion		Jan. 1, 2004		Increase		Amortiza- tion		Adjusted in tax expense (*1)		Dec. 31, 2004
Woori Bank	(Won)	363,023	(Won)	(74,583)	(Won)	288,440	(Won)	—	(Won)	(16,963)	(Won)	(271,477)	(Won)	—
Kyongnam Bank		8,900		(1,335)		7,565		—		(445)		(7,120)		—
Kwangju Bank		19,343		(2,901)		16,442		—		(967)		(15,475)		—
WFIS		(110)		110		—		—		—		—		—
WF&I		94		(10)		84		—		(4)		—		80
Woori Securities		473		(473)		—		—		—		—		—
WITM		(5)		5		—		—		—		—		—
LG Securities (*2)		—		—		—		(15,405)		—		—		(15,405)

	(Won)	391,718	(Won)	(79,187)	(Won)	312,531	(Won)	(15,405)	(Won)	(18,379)	(Won)	(294,072)	(Won)	(15,325)

(*1)	When the Company acquired Woori Bank, Kyongnam Bank and Kwanju Bank, it was unable to recognize certain deferred tax assets related to deductible timing differences. In 2004, the Company was able to recognize a portion of these deferred tax assets which resulted in a reduction of goodwill and tax expense.

(*2)	The Company recognized identifiable assets and liabilities of LG Securities at fair value on the acquisition date applying purchase accounting for business combinations and recorded negative goodwill based on the difference between (Won)355,201 million of acquisition cost and (Won)370,606 million of proportionate net asset fair value of LG Securities.

(6)	The changes in intangible assets for the year ended December 31, 2004 are as follows: (unit: Korean won in millions):

	Jan. 1, 2004		Acquisi- tion		Consolida- tion of LG Securities		Disposi- tion		Amortiza- tion		Impair- ment		Transla- tion		Others		Dec. 31, 2004
Goodwill	(Won)	337,131	(Won)	—	(Won)	3,369	(Won)	—	(Won)	(18,384)	(Won)	—	(Won)	(3,159)	(Won)	(294,082)	(Won)	24,875
Negative goodwill		—		(15,405)		—		—		—		—		—		—		(15,405)
Deferred Dev. cost		105,314		64,406		—		(66)		(16,487)		(5,247)		—		(2,028)		145,892
Software		25,745		18,920		—		(57)		(8,488)		—		—		173		36,293
Others		12,308		40,550		175		(25)		(8,891)		—		(250)		1,168		45,035

	(Won)	480,498	(Won)	108,471	(Won)	3,544	(Won)	(148)	(Won)	(52,250)	(Won)	(5,247)	(Won)	(3,409)	(Won)	(294,769)	(Won)	236,690

15.	OTHER ASSETS

Other assets as of December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollars (Note 2)
	Dec. 31, 2004		Dec. 31, 2003		Dec. 31, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Guarantee deposits	(Won)	1,088,894	(Won)	992,209	US$	1,043,202	US$	950,574
Other accounts receivable		1,879,089		3,225,454		1,800,239		3,090,107
Accrued income		580,545		727,632		556,184		697,099
Prepaid expenses		22,993		17,572		22,028		16,835
Deferred income tax assets (Note 26)		841,533		274,368		806,221		262,855
Accounts receivable on disposal of assets		4,944		6,189		4,737		5,929
Derivative instruments assets		1,452,606		505,224		1,391,652		484,024
Domestic exchange settlements debits		298,377		383,320		285,856		367,235
Operating lease assets		345		844		330		809
Sundry assets		684,024		430,359		655,321		412,300

		6,853,350		6,563,171		6,565,770		6,287,767
Present value discount		(41,666)		(85,896)		(39,918)		(82,293)

	(Won)	6,811,684	(Won)	6,477,275	US$	6,525,852	US$	6,205,474

16.	INSURANCE

Insurance coverage as of December 31, 2004 and 2003 are as follows (unit: Korean won in millions):

	Dec. 31, 2004				Dec. 31, 2003
	Balance of covered assets		Coverage		Balance of covered assets		Coverage
Insurance for losses:
Buildings used for business purposes	(Won)	564,159	(Won)	565,560	(Won)	665,870	(Won)	783,357
Equipment and furniture		221,565		272,474		266,135		267,763
Insurance for fire:
Real estate not used for business purposes		226		226		404		404
Equipment and furniture		19,969		16,930		5,842		5,237
Buildings used for business purposes		286,599		370,295		95,639		95,304
Tangible asset overseas		4,397		14,885		19,003		18,615
Structures in leased assets		2,819		3,131		663,860		646,095
Insurance for liability of:
Reparation of directors		—		134,000		—		30,000
Reparation of professionals		—		1,000		—		—
Insurance for security of Employees		—		2,200		—		—

	(Won)	1,099,734	(Won)	1,380,701	(Won)	1,716,753	(Won)	1,846,775

17.	COLLATERALIZED ASSETS

Collateralized assets as of December 31, 2004 and 2003 are as follows (unit: Korean won in millions):

Financial institution	Collateralized assets	Dec. 31, 2004		Dec. 31, 2003		Reason
Bank of Korea	Securities	(Won)	5,377,042	(Won)	4,803,431	Borrowings, settlement risk and other
Deutsche Bank and others	Securities		—		1,104,800	Borrowings in foreign currencies
Lehman Brothers and others	Securities		129,311		322,036	Trading credit derivatives
Federal Reserve Bank	Securities		3,131		3,593	Guarantee for FRB discount window
HSBC and other	Due from banks in foreign currencies		913		1,577	Guarantee for receivables
Dongwon Securities Co., Ltd. and other	Securities		97,966		28,600	Futures maintenance margin
Samsung Futures Trading Co. and other	Securities		—		1,003	Futures maintenance margin
Nova Scotia Bank	Securities		33,033		60,010	Borrowings in foreign currency

Financial institution	Collateralized assets	Dec. 31, 2004		Dec. 31, 2003		Reason
Sumitomo Mitsui Banking Co.	Securities	(Won)	308,576	(Won)	131,923	Borrowings in foreign currency
American Express Bank	Securities		—		15,000	Borrowings in foreign currency
Bank of America	Securities		15,000		15,000	Borrowings in foreign currency
Hana Bank	MMDA & loans		99,909		—	Borrowings
Mizuho Corporate Bank	Securities		130,113		—	Borrowings in foreign currency
Korea Futures Inc.	Securities		3,855		—	Futures maintenance margin
First Tennessee National Bank	Securities		5,219		—	Collateral for credit line
Trust accounts of Kwangju Bank and Kyongnam Bank	Securities		2,470,501		915,468	Repurchase agreed transactions
Citibank	Land and buildings		103,881		—	Leasehold deposits
Others	Securities		39,264		—	Futures maintenance margin

Total		(Won)	8,817,714	(Won)	7,402,441

18.	DEPOSITS

(1)	Deposits as of December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollars (Note 2)
	Dec. 31, 2004		Dec. 31, 2003		Dec. 31, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Deposits in local currency;
Demand deposits	(Won)	6,203,572	(Won)	7,256,065	US$	5,943,257	US$	6,951,586
Time and saving deposits		69,896,775		70,491,971		66,963,762		67,533,983
Installment deposits for the loans granted		270,813		319,019		259,449		305,632
Mutual installment for housing		584,329		568,252		559,810		544,407
Deposit for security customer		1,328,427		145,361		1,272,684		139,261
Other		4,378,904		2,562,457		4,195,156		2,454,931

		82,662,820		81,343,125		79,194,118		77,929,800
Deposits in foreign currencies;		3,429,576		3,855,870		3,285,664		3,694,070
Negotiable certificates of deposits;		6,056,511		3,850,630		5,802,367		3,689,049

	(Won)	92,148,907	(Won)	89,049,625	US$	88,282,149	US$	85,312,919

(2)	Maturities of deposits as of December 31, 2004 and 2003 are as follows (unit: Korean won in billions):

<2004>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Deposits in local currency (*1)	(Won)	26,275	(Won)	10,418	(Won)	17,188	(Won)	3,922	(Won)	25,094	(Won)	82,897
Deposits in foreign currencies (*2)		1,813		158		943		30		488		3,432

	(Won)	28,088	(Won)	10,576	(Won)	18,131	(Won)	3,952	(Won)	25,582	(Won)	86,329

(*1)	Before eliminating (Won) 235 billion of inter-company transactions.

(*2)	Before eliminating (Won) 2 billion of inter-company transactions.

<2003>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Deposits in local currency (*1)	(Won)	28,801	(Won)	9,994	(Won)	15,316	(Won)	4,378	(Won)	22,315	(Won)	80,804
Deposits in foreign currencies		2,511		117		673		49		506		3,856
Negotiable certificates of deposits (*2)		1,303		2,203		370		4		—		3,880

	(Won)	32,615	(Won)	12,314	(Won)	16,359	(Won)	4,431	(Won)	22,821	(Won)	88,540

(*1)	Before eliminating (Won) 523 billion of inter-company transactions and excluding (Won) 1,062 billion of other deposits.

(*2)	Before eliminating (Won) 29 billion of inter-company transactions.

(3)	Deposits from other financial institutions as of December 31, 2004 are as follows (unit: Korean won in millions):

	Banks		Credit specialized financial institutions		Other institutions		Total
Deposits in local currency	(Won)	272,526	(Won)	137,156	(Won)	1,784,338	(Won)	2,194,020
Deposits in foreign currencies		1		26		32,598		32,625
Negotiable certificates of deposits		99,080		15,000		597,551		711,631

	(Won)	371,607	(Won)	152,182	(Won)	2,414,487	(Won)	2,938,276

19.	BORROWINGS

(1)	Borrowings as of December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollars (Note 2)
	Dec. 31, 2004		Dec. 31, 2003		Dec. 31, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Borrowings in local currency:
Bank of Korea	(Won)	1,229,695	(Won)	1,239,424	US$	1,178,094	US$	1,187,415
Borrowings from government funds		1,474,768		1,730,773		1,412,884		1,658,146
Others		2,963,490		2,689,152		2,839,136		2,576,310

		5,667,953		5,659,349		5,430,114		5,421,871

Borrowings in foreign currencies:
Borrowings in foreign currencies		5,149,825		4,926,626		4,933,728		4,719,895
Off-shore borrowings in foreign currencies		76,928		19,405		73,700		18,590

		5,226,753		4,946,031		5,007,428		4,738,485

Bonds sold under repurchase agreements:
In local currency		1,609,173		680,188		1,541,649		651,646
In foreign currencies		78,285		976,752		75,000		935,765

		1,687,458		1,656,940		1,616,649		1,587,411

Bills sold:		55,157		115,678		52,842		110,824

Due to the Bank of Korea in foreign currencies:		120		4,801		115		4,600

Call money:
Local currency		542,000		69,500		519,257		66,584
Foreign currencies		105,610		342,299		101,178		327,935
Inter-bank reconciliation funds		722		18,506		692		17,730

		648,332		430,305		621,127		412,249

	(Won)	13,285,773	(Won)	12,813,104	US$	12,728,275	US$	12,275,440

(2)	Detail of borrowings in local currency as of December 31, 2004 are as follows (unit: Korean won in millions):

	Lender	Interest rate(%)	Korean won
Borrowings from the B.O.K	Bank of Korea	2.0	(Won)	1,229,695

Borrowings from central government funds	Small Business Corporation	3.6~4.9		297,660
	Ministry of Labor	0.0~4.5		254,870
	Ministry of Information and Communication	2.1		198,317
	Ministry of Commerce, Industry and Energy	4.1~4.5		120,399
	Korea Energy Management Corporation	1.5~2.4		91,193
	Environmental Management Corporation etc.	4.0		34,505
	Other	0.0~6.0		477,824

				1,474,768

Others	Seoul City	0.0~4.7		690,504
	Busan City & other	0.0~8.0		353,734
	Kwangju City & other	3.3		307,083
	Ulsan City & other	2.0~4.9		52,215
	others	0.8~8.6		1,559,954

				2,963,490

			(Won)	5,667,953

(3)	Detail of borrowings in foreign currency as of December 31, 2004 are as follows:

	Lender	Interest rate (%)	U.S. dollars		Korean won equivalent
			(In thousands)		(In millions)
Borrowing in foreign currencies	Overdraft	—	US$	426,168	(Won)	444,834
	Foreign financial institution	0.2~7.3		2,172,821		2,267,990
	Local bank	2.0~3.0		993,480		1,036,995
	Others	1.4~3.0		1,341,259		1,400,006

				4,933,728		5,149,825

Off-shore borrowings in foreign currencies	ABU Dhabi Commercial Bank	2.5		60,000		62,628
	Sumitomo Mitsui Banking Co.	2.5		10,000		10,438
	Wachovia, Philadelphia	2.7~2.8		3,700		3,862

				73,700		76,928

			US$	5,007,428	(Won)	5,226,753

(4)	Borrowings from other financial institutions as of December 31, 2004 and 2003 are as follows (unit: Korean won in millions):

<2004>	Bank of Korea		General bank		Other financial institution		Total
Borrowings in local currency	(Won)	1,229,695	(Won)	429,409	(Won)	3,357,012	(Won)	5,016,116
Borrowings in foreign currencies		—		5,114,223		74,158		5,188,381
Bonds sold under repurchase agreements		—		115,932		34,630		150,562
Due to the Bank of Korea in foreign currencies		120		—		—		120
Call money		—		626,350		73,700		700,050

	(Won)	1,229,815	(Won)	6,285,914	(Won)	3,539,500	(Won)	11,055,229

<2003>	Bank of Korea		General bank		Other financial institution		Total
Borrowings in local currency	(Won)	1,239,424	(Won)	989,131	(Won)	2,831,022	(Won)	5,059,577
Borrowings in foreign currencies		—		1,872,566		3,040,475		4,913,041
Bonds sold under repurchase agreements		—		—		110,450		110,450
Due to the Bank of Korea in foreign currencies		4,715		—		86		4,801
Call money		—		191,461		238,844		430,305

	(Won)	1,244,139	(Won)	3,053,158	(Won)	6,220,877	(Won)	10,518,174

(5)	Maturities of borrowings as of December 31, 2004 and 2003 are as follows (unit: Korean won in billions):

<2004>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Borrowings in local currency (*1)	(Won)	1,568	(Won)	131	(Won)	576	(Won)	1,624	(Won)	1,973	(Won)	5,872
Borrowings in foreign currencies		2,552		1,721		534		349		71		5,227
Bonds sold under repurchase agreements		1,019		482		187		—		—		1,688
Due to the Bank of Korea in foreign currencies		34		20		1		—		—		55
Call money		648		—		—		—		—		648

Total	(Won)	5,821	(Won)	2,354	(Won)	1,298	(Won)	1,973	(Won)	2,044	(Won)	13,490

(*1)	Before eliminating (Won) 204 billion of inter-company transactions.

<2003>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Borrowings in local currency (*1)	(Won)	1,664	(Won)	270	(Won)	392	(Won)	1,377	(Won)	2,159	(Won)	5,862
Borrowings in foreign currencies		2,618		1,176		602		476		74		4,946
Bonds sold under repurchase agreements (*2)		853		701		117		1		—		1,672
Due to the Bank of Korea in foreign currencies		92		17		6		—		—		115
Due to the Bank of Korea in foreign currencies		2		—		2		1		—		5
Call money		430		—		—		—		—		430

Total	(Won)	5,659	(Won)	2,164	(Won)	1,119	(Won)	1,855	(Won)	2,233	(Won)	13,030

(*1)	Before eliminating (Won) 227 billion of inter-company transactions and excluding W 25 billion of borrowings, which were transferred from WIB to Woori Bank.

(*2)	Before eliminating (Won) 15 billion of inter-company transactions.

20.	DEBENTURES

(1)	Debentures as of December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollars (Note 2)
	Dec. 31, 2004		Dec. 31, 2003		Dec. 31, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Debentures in local currency	(Won)	10,584,375	(Won)	9,582,428	US$	10,140,233	US$	9,180,330
Add: redemption premium		—		2,314		—		2,217
Less: reconciliation for conversion right		—		(2,509)		—		(2,404)
Less: discounts		(55,387)		(632,729)		(53,063)		(606,179)
Debentures in foreign currencies		3,154,797		3,262,951		3,022,415		3,126,031
Add: long-term accrued interest		3,498		2,154		3,351		2,064
Add: redemption premium		65		3,258		63		3,121
Less: reconciliation for conversion right		(53)		(4,179)		(51)		(4,004)
Less: discounts		—		(18,529)		—		(17,751)

	(Won)	13,687,295	(Won)	12,195,159	US$	13,112,948	US$	11,683,425

(2)	Details of debentures in local currency as of December 31, 2004 and 2003 are as follows (unit: Korean won in millions):

	Dec. 31, 2004			Dec. 31, 2003
	Face value		Interest rate (%)	Face value		Interest rate (%)
Ordinary bonds	(Won)	8,698,025	3.35 ~ 6.70	(Won)	7,787,612	4.18 ~ 9.00
Convertible bonds		—	—		20,000	—
Bonds with warrants		—	—		614,816	15.00
Subordinated bonds		1,886,350	5.40 ~ 13.50		1,160,000	7.20 ~ 13.50

	(Won)	10,584,375		(Won)	9,582,428

(3)	Details of debentures in foreign currencies as of December 31, 2004 and 2003 are as follows (unit: Korean won in millions, U.S. dollars in thousands and Japanese Yen in millions):

<2004>	Currencies	Face value in foreign currencies	Korean won equivalent		Interest rate (%)
Ordinary bonds	USD	1,100,000	(Won)	1,148,180	3.60~ 5.40
	JPY	43,000		435,190	1.20 ~ 1.50
Convertible bonds	USD	53,000		55,322	—
Subordinated bonds	USD	1,450,000		1,513,510	—

				3,152,202

Gains on hedging for fair value				2,595

			(Won)	3,154,797

<2003>	Currencies	Face value in foreign currencies	Korean won equivalent		Interest rate (%)
Ordinary bonds	USD	2,491,855	(Won)	2,984,744	1.2 ~ 12.8
	JPY	150,000		168,009	—
Convertible bonds	USD	92,001		110,198	—
Subordinated bonds	USD	—		—	—

			(Won)	3,262,951

(4)	Details of convertible bond of December 31, 2004 are as follows:

	Convertible bond 6-1	Convertible bond 6-2	Convertible bond 6-5
Issuance date	Sep. 27, 2002	Dec. 20, 2002	Jul. 10, 2003
Maturity date	Sep. 27, 2005	Dec. 20, 2005	Jul. 10, 2006
Face value	USD 36,000	USD 16,000	USD 1,000
Purchaser	Lehman Brothers International Europe	Lehman Brothers International Europe	Lehman Brothers International Europe
Shares to be converted	Common share of the Company	Common share of the Company	Common share of the Company
Conversion price per share	(Won) 7,313	(Won) 5,588	(Won) 7,228
Conversion-exchange rate	(Won) 1,201.4	(Won) 1,215.8	(Won) 1,188.5
Convertible duration	From one year after the issuance date to one month before the maturity date	From one year after the issuance date to one month before the maturity date	From one year after the issuance date to one month before the maturity date
Holding obligation of purchaser	One and half year after issuance date	One and half year after issuance date	Until Jan. 10, 2005
Yield to maturity	2.9245%	2.7335%	2.0340%
Number of convertible shares	5,914,180 shares	3,481,173 shares	164,429 shares

(5)	Maturities of debentures in local currency as of December 31, 2004 and 2003 are as follows (unit: Korean won in billions):

<2004>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Debentures in local currency
Ordinary bonds	(Won)	1,478	(Won)	920	(Won)	1,340	(Won)	3,310	(Won)	1,650	(Won)	8,698
Subordinated bonds		—		300		—		430		1,156		1,886

		1,478		1,220		1,340		3,740		2,806		10,584

Debentures in foreign currencies
Ordinary bonds		—		—		157		389		1,038		1,584
Convertible bonds		—		—		54		1		—		55
Subordinated bonds		—		—		—		—		1,513		1,513

		—		—		211		390		2,551		3,152

	(Won)	1,478	(Won)	1,220	(Won)	1,551	(Won)	4,130	(Won)	5,357	(Won)	13,736

<2003>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Debentures in local currency(*1)	(Won)	1,110	(Won)	640	(Won)	2,245	(Won)	3,178	(Won)	3,097	(Won)	10,270
Debentures in foreign currencies		168		—		179		549		2,367		3,263

	(Won)	1,278	(Won)	640	(Won)	2,424	(Won)	3,727	(Won)	5,464	(Won)	13,533

(*1)	Before eliminating (Won)688 billion of inter-company transactions.

21.	OTHER LIABILITIES

Other liabilities as of December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollars (Note 2)
	Dec. 31, 2004		Dec. 31, 2003		Dec. 31, 2004		Dec. 31, 2003
	(In millions)				(In thousands)
Accrued severance benefits (Note 22)	(Won)	365,154	(Won)	219,672	US$	349,831	US$	210,454
Less: deposits in employee retirement trust		(211,490)		(127,932)		(202,615)		(122,564)
Less: transfers to the National Pension Fund		(371)		(436)		(355)		(418)
Allowances for possible losses on confirmed acceptances and guarantees (Note 32)		11,443		38,641		10,963		37,020
Other allowances (Note 32)		177,114		223,347		169,682		213,975
Foreign exchange remittances pending		277,296		393,685		265,660		377,165
Domestic exchange remittances pending		274,283		439,803		262,774		421,348
Borrowings from trust accounts		841,503		2,215,493		806,192		2,122,526
Sold equity linked securities		920,572		—		881,943		—
Accounts payable		1,414,071		2,375,409		1,354,734		2,275,732
Accrued expenses		1,626,239		1,530,542		1,557,999		1,466,317
Income taxes payable	(Won)	13,955	(Won)	13,384	US$	13,369	US$	12,822
Unearned revenues		96,393		99,993		92,348		95,797
Deposits for letter of guarantees and other		137,357		143,636		131,592		137,609
Derivative liabilities (Note 33)		1,635,804		420,508		1,567,162		402,863
Deferred income tax liabilities (Note 26)		6,613		4,363		6,336		4,180
Accounts for agency businesses		207,865		263,459		199,143		252,404
Liabilities incurred by agency relationship		702,903		590,466		673,407		565,689
Sundry liabilities		318,197		167,499167,499		304,844		160,470

	(Won)	8,814,901	(Won)	9,011,532	US$	8,445,009	US$	8,633,389

22.	ACCRUED SEVERANCE BENEFITS

The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate as of December 31, 2004 and 2003 amount to (Won)365,154 million (US$ 349,831 thousand) and (Won)219,672 million (US$210,454 thousand), respectively. The change in severance benefit payables the year ended December 31, 2004 is as follows (unit: Korean won in millions)

Jan. 1, 2004	(Won)	219,672
Provision for severance benefits		110,151
Payments of accrued severance benefits		(21,416)
Changes in scope of consolidation		56,747

Dec. 31, 2004	(Won)	365,154

23.	SHAREHOLDERS’ EQUITY

(1)	The Company has 2,400,000,000 authorized shares of common stock with (Won) 5,000 par value, of which 796,455,558 shares [(Won) 3,982,278 million (US$ 3,815,173 thousand)] and 775,504,910 shares [(Won) 3,877,525 million (US$ 3,714,816 thousand)] are issued and outstanding as of December 31, 2004 and 2003, respectively.

(2)	The changes in the capital stock of the Company during the period from the incorporation to December 31, 2004 are as follows (unit: Korean won in millions):

Date of issuance	Description	Number of shares issued	Capital stock
March 27, 2001	Establishment	727,458,609	(Won)	3,637,293
June 12, 2002	Issuance of new shares	36,000,000		180,000
In 2002	Exercise of warrants	4,356,188		21,781

2002.12.31		767,814,797		3,839,074

In 2003	Exercise of warrants	7,690,113	(Won)	38,451

2003.12.31		775,504,910		3,877,525

In 2004	Issuance of new shares (*1)	8,571,262		42,856
	Exercise of convertible bond (*2)	12,379,386		61,897

2004.12.31		796,455,558	(Won)	3,982,278

(*1)	On June 18, 2004, the Company issued its new common shares to Woori Securities, one of its subsidiaries. Those new common shares were offered in exchange for 15,584,113 common shares of Woori Securities.

(*2)	On November 4, December 2, and December 21, 2004, convertible bonds were converted. The details are as follows;

Converted on	Nov. 4, 2004	Dec. 2, 2004	Dec. 21, 2004
	Convertible bonds in foreign currencies 6-3	Convertible bonds in foreign currencies 6-3	Convertible bonds in local currency 6-4
Converted by	Lehman Brothers International Europe Limited	Lehman Brothers International Europe Limited	Lehman Brothers International Europe Limited
Issued common share	666,301 shares	7,995,613 shares	3,717,472 shares
Conversion price	(Won) 5,380	(Won) 5,380	(Won) 5,380
Conversion-exchange rate applied	(Won) 1,194.9 : US$ 1	(Won) 1,194.9 : US$ 1	—
Increased capital stock	(Won) 3,332 million	(Won) 39,978 million	(Won) 18,587 million
Increased paid-in capital in excess of par share	(Won) 677 million	(Won) 9,084 million	(Won) 3,273 million

(3)	Dividends to net income ratio for the years ended December 31, 2004 and 2003 is as follows:

	Korean won				US dollars (Note 2)
	2004		2003		2004		2003
	(In millions, except for par value)				(In thousands, except for par value)
The number of issued shares		796,455,558		775,504,910		796,455,558		775,504,910
Par value	(Won)	5,000	(Won)	5,000	US$	4.79	US$	4.79
Contributed capital	(Won)	3,982,278	(Won)	3,877,525	US$	3,815,173	US$	3,714,816
Dividend ratio per share		3.0%		2.0%		3.0%		2.0%
Dividend	(Won)	119,468	(Won)	77,550	US$	114,455	US$	74,296
Net income	(Won)	1,292,493	(Won)	56,279	US$	1,238,257	US$	53,917

Dividend to net income ratio		9.24%		137.80%		9.24%		137.80%

24.	STOCK OPTIONS

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. The exercise price of 60 percent of the total number of stock options granted will be determined depending on the Korean banking industry stock index (at minimum (Won) 6,800 per share). In addition, for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won) 6,800 per share, the number of stock options to be vested will be dependent on the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15%, and 10%, respectively. The stock options are exercisable during a three-year period beginning after three years from the grant date. If the stock options are exercised, the Company has the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stock.

(2)	The stock options (300,000 shares) granted to 10 directors of the Company and its subsidiaries, who subsequently retired, were cancelled by the resolutions of the Company’s board of directors in 2003 and 2004.

(3)	The summary of stock options granted as of December 31, 2004 is summarized as follows:

Description	The Company	Subsidiaries	Total
Exercisable number of shares	405,000 shares	855,000 shares	1,260,000 shares
Type	Share issue or balance compensation	Share issue or balance compensation
Valuation method	Fair value approach	Fair value approach

(4)	The Company estimated stock option costs using the Black-Scholes Option Pricing Model and the details are summarized as follows:

Description	Application
Risk free rate	Yield (5.70%) of treasury bond, which has the same residual maturity as the expected exercise period, as of December 4, 2002
Expected exercise period	4.5 year (average holding period)
Expected dividend income ratio	0%
Expected lapse ratio	0%
Expected volatility of stock price	56.72%, that is the annualized standard deviation of expected stock investment yield based on the continuous compounded method
Exercise price	(Won) 6,800 per share
Fair value	(Won) 2,081 per share

(5)	The summary of stock option costs over the exercise period is summarized as follows (unit: Korean won in millions):

Description	The Company		Subsidiaries		Total
Total stock option costs	(Won)	780	(Won)	1,842	(Won)	2,622
Recorded in 2002 and 2003		507		1,015		1,522
Recorded in 2004		273		827		1,100

25.	NON-OPERATING INCOME AND EXPENSES

(1)	Non-operating income for the years ended December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
Gain on disposal of tangible assets	(Won)	17,934	(Won)	17,718	US$	17,181	US$	16,975
Gain on valuation using the equity method of accounting (Note 8)		34,683		33,980		33,228		32,554
Rental income		6,779		6,664		6,495		6,384
Gain on disposal of available-for-sale securities		171,184		76,323		164,001		73,120
Reversal of loss on impairment of available-for-sale securities (Note 11)		73,125		212,873		70,057		203,940
Reversal of loss on impairment of held-to–maturity securities (Note 11)		—		2,620		—		2,510
Gain on sale of loans (Notes 2 and 12)		33,837		54,601		32,417		52,310
Other		120,735		235,104		115,668		225,239

	(Won)	458,277	(Won)	639,883	US$	439,047	US$	613,032

(2)	Non-operating expenses for the years ended December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollars (note 2)
	2004		2003		2004		2003
	(In millions)				(In thousands)
Loss on disposal of tangible assets	(Won)	4,748	(Won)	1,661	(Won)	4,549	(Won)	1,591
Loss on valuation using the equity method of accounting		351		—		336		—
Loss on disposal of available-for-sale securities		8,272		26,502		7,924		25,390
Loss on impairment of available-for-sale securities (Note 11)		32,995		270,390		31,610		259,044
Loss on impairment of held-to-maturity securities (Note 11)		23,291		63,762		22,314		61,086
Loss on sale of loans (Notes 2 and 12)		179,994		271,418		172,441		260,029
Loss on valuation of investment in funds		—		1,250		—		1,198
Loss on impairment of intangible assets		5,247		37,052		5,027		35,497
Donations		7,107		2,013		6,809		1,929
Loss on impairment of other assets		—		2,193		—		2,101
Others		128,799		75,816		123,395		72,634

	(Won)	390,804	(Won)	752,057	(Won)	374,405	(Won)	720,499

26.	INCOME TAX EXPENSE

Details of income tax as of and for years ended December 31, 2004 and 2003 are as follows (unit: Korean won in millions):

<2004>	Income tax expense (benefits)		Deferred income tax assets		Deferred income tax liabilities
Woori Bank	(Won)	(121,780)	(Won)	707,947	(Won)	—
Kyongnam Bank		9,715		27,898		—
Kwangju Bank		43,151		—		3,165
Woori Securities		854		4,831		—
WFIS		540		1,234		—
WF&I		9,491		77		3,448
WITM		1,145		330		—
LG Securities		—		99,216		—

	(Won)	(56,884)	(Won)	841,533	(Won)	6,613

<2003>	Income tax expense (benefits)		Deferred income tax assets		Deferred income tax liabilities
Woori Bank	(Won)	105,515	(Won)	211,395	(Won)	430
WCC		120,960		—		—
Kyongnam Bank		(30,493)		30,493		—
Kwangju Bank		(24,510)		24,510		—
Woori Securities		(3,997)		6,448		—
WFIS		1,865		310		—
WF&I		8,741		35		3,933
WITM		607		1,177		—

	(Won)	178,688	(Won)	274,368	(Won)	4,363

27.	EARNINGS PER COMMON SHARE

(1)	Basic ordinary income and net income per common share for the years ended December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions, except for per share data)				(In thousands, except for per share data)
Consolidated net income on common shares	(Won)	1,292,493	(Won)	56,279	US$	1,238,257	US$	53,917
Extraordinary gain		—		—		—		—
Income tax effect on extraordinary gain		—		—		—		—

Consolidated ordinary income on common shares	(Won)	1,292,493	(Won)	56,279	US$	1,238,257	US$	53,917

Weighted average number of common shares (in shares)		780,946,131		771,723,994		780,946,131		771,723,994

Basic ordinary income per common share	(Won)	1,655	(Won)	73	US$	1.586	US$	0.070

Basic net income per common share	(Won)	1,655	(Won)	73	US$	1.586	US$	0.070

(2)	Diluted ordinary income and net income per common share for the years ended December 31, 2004 and 2003 are as follows:

	Korean won				U.S. dollars (Note 2)
	2004		2003		2004		2003
	(In millions, except for per share data)				(In thousands, except for per share data)
Diluted consolidated net income on common shares	(Won)	1,287,345	(Won)	56,279	US$	1,233,325	US$	53,917
Extraordinary gain		—		—		—		—
Income tax effect on extraordinary gain		—		—		—		—

Diluted consolidated ordinary income on common shares	(Won)	1,287,345	(Won)	56,279	US$	1,233,325	US$	53,917

Weighted average number of diluted common shares equivalents (in shares)		798,428,507		776,091,925		798,428,507		776,091,925

Diluted ordinary income per common share	(Won)	1,612	(Won)	72	US$	1.544	US$	0.069

Diluted net income per common share	(Won)	1,612	(Won)	72	US$	1.544	US$	0.069

(3)	Common stock equivalents as of December 31, 2004 are as follows (unit: Korean won in millions and U.S. dollars in thousands):

Item	Face value		Exercise period	Common stock to be issued	Remarks
Convertible bonds	US$	36,000	Sep. 28, 2003 ~ Aug. 27, 2005	5,914,180 shares	Using exchange rate of (Won)1,201.4, convert 1 share at (Won)7,313.
Convertible bonds	US$	16,000	Dec. 21, 2003 ~ Nov. 20, 2005	3,481,173 shares	Using exchange rate of (Won)1,215.8, convert 1 share at (Won)5,588.
Convertible bonds	US$	1,000	Jul.10, 2004 ~ Jun.10, 2006	164,429 shares	Using exchange rate of (Won)1,188.5, convert 1 share at (Won)7,228.
Stock options		—	Dec. 5, 2005 ~ Dec. 4, 2008	1,260,000 shares	(Note 24)

28.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Increases and decreases in cash flows from investing activities and financing activities in the consolidated statements of cash flows for the years ended December 31, 2004 and 2003 are presented at net amounts.

29.	CONSOLIDATED OPERATIONAL RESULTS FOR THE THREE-MONTH PERIODS ENDED DECEMBER 31, 2004 AND 2003

	Korean won				U.S. dollars (Note 2)
	Three months ended Dec. 31, 2004		Three months ended Dec. 31, 2003		Three months ended Dec. 31, 2004		Three months ended Dec. 31, 2003
	(In millions, except for income per share data)				(In thousands, except for income per share data)
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Operating revenue	(Won)	4,955,555	(Won)	2,566,674	US$	4,747,610	US$	2,458,971
Operating expense		(4,231,095)		(2,648,954)		(4,053,550)		(2,537,798)

Operating income (loss)		724,460		(82,280)		694,060		(78,827)
Non-operating revenue		152,404		14,526		146,009		13,916
Non-operating expense		(203,008)		(245,607)		(194,489)		(235,301)

Income (loss) before income tax expense and minority interests		673,856		(313,361)		645,580		(300,212)
Tax benefits		192,538		9,827		184,458		9,415

Income before minority interests		866,394		(303,534)		830,038		(290,797)

Minority interests loss (gain) net		(684)		181		(655)		173

Net income (loss)	(Won)	865,710	(Won)	(303,353)	US$	829,383	US$	(290,624)

Net income (loss) per common share	(Won)	1,099	(Won)	(393)	US$	1,053	US$	(377)

30.	INTERCOMPANY TRANSACTIONS

A.	Significant balances as of December 31, 2004 and transactions for the years ended December 31, 2004 with and among the Company, its subsidiaries, equity method investees and related parties, some of which have been eliminated in the consolidation, are as follows (unit: Korean won in millions):

(1)	Assets and liabilities

1)	Due from Banks

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		WF&I		WITM		Woori Securities		WCI		Others
Woori Bank	(Won)	35,852	(Won)	—	(Won)	—	(Won)	7,983	(Won)	8,306	(Won)	20,208	(Won)	2,504	(Won)	24,086	(Won)	4,153	(Won)	30,108
Kyongnam Bank		9,938		5,000		11,657		4		1,864		15,012		5,500		10,043		—		291
Kwangju Bank		10,309		2,593		5		—		1,436		—		9,300		4,958		—		20,053
Others		1,230		13,285		—		—		1,983		—		408		5,274		856		749

	(Won)	57,329	(Won)	20,878	(Won)	11,662	(Won)	7,987	(Won)	13,589	(Won)	35,220	(Won)	17,712	(Won)	44,361	(Won)	5,009	(Won)	51,201

2)	Deposits

	Woori Bank		Kyongnam Bank		Kwangju Bank		Others
The Company	(Won)	35,852	(Won)	9,938	(Won)	10,309	(Won)	1,230
Woori Bank		—		5,000		2,593		13,285
Kyongnam Bank		11,657		—		5		—
Kwangju Bank		7,983		4		—		—
WFIS		8,306		1,864		1,436		1,983
WF&I		20,208		15,012		—		—
WITM		2,504		5,500		9,300		408
Woori Securities		24,086		10,043		4,958		5,274
WCI		4,153		—		—		856
Others		30,108		291		20,053		749

	(Won)	144,857	(Won)	47,652	(Won)	48,654	(Won)	23,785

3)	Loans

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		Others
Woori Bank	(Won)	—	(Won)	—	(Won)	29,736	(Won)	22,542	(Won)	126,195
Kwangju Bank		50,000		—		—		—		—
WFIS		30,000		—		—		—		—
WF&I		121,850		—		—		—		—
Others		17,890		54,270		—		—		12,377

	(Won)	219,740	(Won)	54,270	(Won)	29,736	(Won)	22,542	(Won)	138,572

4)	Borrowings

	Woori Bank		Kwangju Bank		WFIS		WF&I		Others
The Company	(Won)	—	(Won)	50,000	(Won)	30,000	(Won)	121,850	(Won)	17,890
Woori Bank		—		—		—		—		54,270
Kyongnam Bank		29,736		—		—		—		—
Kwangju Bank		22,542		—		—		—		—
Others		126,195		—		—		—		12,377

	(Won)	178,473	(Won)	50,000	(Won)	30,000	(Won)	121,850	(Won)	84,537

5)	Other assets

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		WF&I		WITM		Woori Securities		WCI		Others
The Company	(Won)	—	(Won)	15,525	(Won)	—	(Won)	—	(Won)	443	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Woori Bank		5,862		—		26,781		37		26,275		14		184		4,801		6,046		296,974
Kyongnam Bank		11		79		—		952		1,911		176		74		93		9		23,856
Kwangju Bank		4,511		5,819				—		1,322		—		270		—		2		23,135
WFIS		596		167		—		—		—		—		—		—		—		—
WITM		73		16		—		—		—		—		—		—		—		—
Woori securities		—		—		—		—		127		—		—		—		—		—
WCI		166		22		—		—		—		—		—		—		—		—
Others		525		143,871		426		754		—		123,697		—		—		—		5,509

	(Won)	11,744	(Won)	165,499	(Won)	27,207	(Won)	1,743	(Won)	30,078	(Won)	123,887	(Won)	528	(Won)	4,894	(Won)	6,057	(Won)	349,474

6)	Other liabilities

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		WITM		Woori Securities		WCI		Others
The Company	(Won)	—	(Won)	5,862	(Won)	11	(Won)	4,511	(Won)	596	(Won)	73	(Won)	—	(Won)	166	(Won)	525
Woori Bank		15,525		—		79		5,819		167		16		—		22		143,871
Kyongnam Bank		—		26,781		—		—		—		—		—		—		426
Kwangju Bank		—		37		952		—		—		—		—		—		754
WFIS		443		26,275		1,911		1,322		—		—		127		—		—
WF&I		—		14		176		—		—		—		—		—		123,697
WITM		—		184		74		270		—		—		—		—		—
Woori Securities		—		4,801		93		—		—		—		—		—		—
WCI		—		6,046		9		2		—		—		—		—		—
Others		—		296,974		23,856		23,135		—		—		—		—		5,509

	(Won)	15,968	(Won)	366,974	(Won)	27,161	(Won)	35,059	(Won)	763	(Won)	89	(Won)	127	(Won)	188	(Won)	274,782

(2)	Income and Expenses

1)	Interest income

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		WF&I		WITM		Woori Securities		WCI		Others
Woori Bank	(Won)	14,992	(Won)	—	(Won)	2,026	(Won)	960	(Won)	325	(Won)	520	(Won)	109	(Won)	1,389	(Won)	102	(Won)	12,044
Kyongnam Bank		781		2		—		22		62		176		74		93		—		404
Kwangju Bank		2,811		—		53		—		—		—		290		113		—		629
WFIS		2,199		—		—		—		—		—		—		—		—		—
WF&I		9,163		—		—		—		—		—		—		—		—		—
Woori Securities		—		8		1		—		—		88		—		—		—		—
Others		2,075		3,200		21		60		17		10,332		15		72		38		184

	(Won)	32,021	(Won)	3,210	(Won)	2,101	(Won)	1,042	(Won)	404	(Won)	11,116	(Won)	488	(Won)	1,667	(Won)	140	(Won)	13,261

2)	Interest expense

	Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		WF&I		Woori Securities		Others
The Company	(Won)	14,992	(Won)	781	(Won)	2,811	(Won)	2,199	(Won)	9,163	(Won)	—	(Won)	2,075
Woori Bank		—		2		—		—		—		8		3,200
Kyongnam Bank		2,026		—		53		—		—		1		21
Kwangju Bank		960		22		—		—		—		—		60
WFIS		325		62		—		—		—		—		17
WF&I		520		176		—		—		—		88		10,332
WITM		109		74		290		—		—		—		15
Woori Securities		1,389		93		113		—		—		—		72
WCI		102		—		—		—		—		—		38
Others		12,044		404		629		—		—		—		184

	(Won)	32,467	(Won)	1,614	(Won)	3,896	(Won)	2,199	(Won)	9,163	(Won)	97	(Won)	16,014

3)	Fees (income)

	Woori Bank		Kyongnam Bank		Kwangju Bank		WITM		Woori Securities		WCI		Others
Woori Bank	(Won)	—	(Won)	21	(Won)	—	(Won)	272	(Won)	944	(Won)	11,391	(Won)	—
Kyongnam Bank		—		—		—		—		4		88		—
Kwangju Bank		—		—		—		—		10		32		—
WITM		—		—		—		—		81		—		—
Woori Securities		80		—		—		—		—		10		—
Other		16,923		—		1,029		—		—		1,963		16,883

	(Won)	17,003	(Won)	21	(Won)	1,029	(Won)	272	(Won)	1,039	(Won)	13,484	(Won)	16,883

4)	Fees (expense)

	Woori Bank		Kyongnam Bank		Kwangju Bank		WITM		Woori Securities		Others
Woori Bank	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	80	(Won)	16,923
Kyongnam Bank		21		—		—		—		—		—
Kwangju Bank		—		—		—		—		—		1,029
WITM		272		—		—		—		—		—
Woori Securities		944		4		10		81		—		—
WCI		11,391		88		32		—		10		1,963
Others		—		—		—		—		—		16,883

	(Won)	12,628	(Won)	92	(Won)	42	(Won)	81	(Won)	90	(Won)	36,798

5)	Other income

	The Company		Woori Bank		Kwangju Bank		WFIS		Others
The Company	(Won)	—	(Won)	33,013	(Won)	—	(Won)	2,694	(Won)	—
Woori Bank		405		—		—		226,462		—
Kyongnam Bank		—		77		—		19,874		—
Kwangju Bank		—		—		—		12,984		—
WFIS		42		4,943		—		—		—
WF&I		—		—		—		—		15
WITM		—		—		—		75		—
Woori Securities		—		390		—		3,243		—
WCI		—		252		—		1		—
Others		—		47,608		655		5,806		212

	(Won)	447	(Won)	86,283	(Won)	655	(Won)	271,139	(Won)	227

6)	Other expenses

	The Company		Woori Bank		Kyungnam Bank		Kwangju Bank		WFIT		WF&I		WITM		Woori Securities		WCI		Others
The company	(Won)	—	(Won)	405	(Won)	—	(Won)	—	(Won)	42	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Woori Bank		33,013		—		77		—		4,943		—		—		390		252		47,608
Kwangju Bank		—		—		—		—		—		—		—		—		—		655
WFIS		2,694		226,462		19,874		12,984		—		—		75		3,243		1		5,806
Others		—		—		—		—		—		15		—		—		—		212

	(Won)	35,707	(Won)	226,867	(Won)	19,951	(Won)	12,984	(Won)	4,985	(Won)	15	(Won)	75	(Won)	3,633	(Won)	253	(Won)	54,281

B.	Unrealized gain or loss on transactions among the Company and its subsidiaries, which is excluded from consolidated income for the year ended December 31, 2004, are as follows (unit: Korean won in millions):

	Operating revenue		Operating expenses		Non-operating income		Non-operating expenses		Total
Woori Bank	(Won)	1,069	(Won)	—	(Won)	2,347	(Won)	(145)	(Won)	3,271
Kyongnam Bank		—		—		—		(18)		(18)
Kwangju Bank		6		—		—		(118)		(112)
Woori Credit Card		—		—		—		(173)		(173)
WFIS		(372)		—		—		—		(372)

	(Won)	703	(Won)	—	(Won)	2,347	(Won)	(454)	(Won)	2,596

C.	Kwangju Bank sold its credit card subscriber base to WCC on February 28, 2003. However, due to WCC’s merger into Woori Bank in the first quarter of 2004, Kwangju Bank repurchased such credit card subscriber base including the related card assets and liabilities from WCC on March 29, 2004. The consideration for the transaction was (Won) 73 billion (US$ 70 million) and no gain or loss was recorded.

31.	ASSETS AND LIABILITIES IN FOREIGN CURRENCIES

The assets and liabilities in foreign currencies as of December 31, 2004 and 2003 are as follow (unit: Korean won in millions and U.S. dollars in thousands):

<2004>		U.S. dollars (*1)		Korean won equivalent
Assets;	Cash in foreign currencies	US$	161,227	(Won)	168,289
	Due from bank in foreign currencies		496,097		517,826
	Trading securities		56,591		59,070
	Available-for-sale securities		994,126		1,037,669
	Held-to-maturities securities		300,451		313,611
	Loans in foreign currencies		6,793,691		7,091,255
	Bills bought in foreign currencies		3,762,739		3,927,547
	Call loans		725,610		757,392
	Tangible assets		30,482		31,817
	Other assets		751,351		784,260

		US$	14,072,365	(Won)	14,688,736

Liabilities;	Deposit in foreign currencies	US$	3,285,664	(Won)	3,429,576
	Borrowing in foreign currencies		5,007,428		5,226,753
	Payable in foreign currencies		265,660		277,296
	Deposits for letter of guarantees and others		62,486		65,223
	Bonds sold with repurchase agreements		75,000		78,285
	Call money		101,178		105,610
	Bonds		3,022,415		3,154,797
	Others		939,988		981,159

		US$	12,759,819	(Won)	13,318,699

<2003>		U.S. dollars (*1)		Korean won equivalent
Assets;	Cash in foreign currencies	US$	127,738	(Won)	153,004
	Due from bank in foreign currencies		506,379		606,542
	Trading securities		20,216		24,216
	Available-for-sale securities		1,116,931		1,337,860
	Held-to-maturities securities		219,620		263,061
	Loans in foreign currencies		5,952,074		7,129,394
	Bills bought in foreign currencies		3,170,926		3,798,134
	Call loans		602,922		722,180
	Tangible assets		48,478		58,067
	Other assets		1,742,188		2,086,793

	Total	US$	13,507,472	(Won)	16,179,251

Liabilities;	Deposit in foreign currencies	US$	3,219,127	(Won)	3,855,870
	Borrowing in foreign currencies		4,129,262		4,946,031
	Payable in foreign currencies		328,673		393,685
	Deposits for letter of guarantees and others		2,034		2,436
	Bonds sold with repurchase agreements		815,455		976,752
	Call money		285,773		342,299
	Bonds		2,709,680		3,245,655
	Others		1,101,106		1,318,905

	Total	US$	12,591,110	(Won)	15,081,633

(*1)	Currencies other than U.S. dollars were translated into U.S. dollars based on Base Rate announced by Seoul Money Brokerage Services, Ltd. at December 31, 2004 and 2003, respectively.

32.	CONTINGENCIES AND COMMITMENTS

(1)	As of December 31, 2004 and 2003, confirmed acceptances and guarantees and non-confirmed acceptances and guarantees are as follow (unit: Korean won in millions):

		Dec. 31, 2004		Dec. 31, 2003
Confirmed acceptances and guarantees:
Local currency:	Guarantees for debenture issuance	(Won)	92,918	(Won)	72,273
	Guarantees for loans		91,414		105,620
	Guarantees for bills		18,886		19,121
	Others		468,670		443,842

			671,888		640,856

Foreign currencies:	Acceptance		337,596		422,683
	Guarantee in acceptance of imported goods		75,946		76,972
	Credit derivatives sold		83,504		62,416
	Others		396,425		788,904

			893,471		1,350,975

		(Won)	1,565,359	(Won)	1,991,831

Non-confirmed acceptances and guarantees:
	Local letter of credit in foreign currencies	(Won)	586,609	(Won)	697,476
	Local letter of credit in local currency		333,959		223,624
	Letter of credit		2,032,491		2,242,753
	Others		65,047		150,496

		(Won)	3,018,106	(Won)	3,314,349

(2)	Endorsed bills and the loan commitments as of December 31, 2004 and 2003 are as follows (unit: Korean won in millions):

	Dec. 31, 2004		Dec. 31, 2003
Loan commitments in local currency	(Won)	1,169,924	(Won)	979,932
Loan commitments in foreign currencies		145,121		24,516
Other commitments in foreign currencies		—		59,890

	(Won)	1,315,045	(Won)	1,064,338

Endorsed bills without guarantee	(Won)	130,313	(Won)	3
Endorsed bills with guarantee		43,308		27,923

	(Won)	173,621	(Won)	27,926

(3)	The allowance for confirmed acceptances and guarantees outstanding as of December 31, 2004 and 2003 are as follows (unit: Korean won in billions):

	Dec. 31, 2004					Dec. 31, 2003
	Allowance		Ratio (%)	Outstanding		Allowance		Ratio (%)	Outstanding
Normal	(Won)	—	—	(Won)	1,505.0	(Won)	—	—	(Won)	1,871.0
Precautionary		—	—		36.3		—	—		61.8
Substandard		10.1	47.0%		21.7		3.8	26.8%		14.2
Doubtful		1.0	50.0%		2.0		34.0	77.3%		44.0
Loss		0.3	100.0%		0.3		0.8	100.0%		0.8

	(Won)	11.4		(Won)	1,565.3	(Won)	38.6		(Won)	1,991.8

(4)	As of December 31, 2004, the Company and its subsidiaries had filed 8,968 lawsuits as a plaintiff pleading damages amounting to (Won) 520 billion (US$ 498.2 million) and had been designated as a defendant in 292 lawsuits claiming damages amounting to (Won) 1,105 billion (US$ 1,059 thousand). The Company and its subsidiaries do not anticipate the outcome of these lawsuits would have a significant effect on their financial conditions or results of their operations.

Important lawsuits in which the Company and its subsidiaries are defendants are as follows (unit: Korean won in billions):

Defendant	Plaintiff	Amount		Detail of case
Woori Bank	Stonington & other.	(Won)	512	Claim for damages relating to factoring loans for LNH Korea (US$ 490 million), which is dismissed.
"	Baker & other		230	Claim for damages relating to factoring loans for LNH Korea (US$ 220 million)
"	Garyfiler & other		177	Claim for damages relating to factoring loans for LNH Korea (US$ 170 million)
"	Ilsung Pharmaceuticals Co., Ltd.		30	Legality of reduction of capital of Hanil Bank
"	Ssangyong Corporation		16	Claim for damages relating to fabrication of export-import documents
"	Kyobo Life Insurance Co., Ltd.		10	Claim for damage relating to trusts’ acquiring commercial paper of Seahan Corp.
Kwangju Bank	The Export-Import Bank of Korea		45	Verify export guarantee obligation for Daewoo Corp.

(5)	Details of other allowances as of December 31, 2004 and 2003 are as follows (unit: Korean won in billions):

	Dec. 31, 2004		Dec. 31, 2003
Lawsuits	(Won)	65	(Won)	71
Commitments on credit card		50		17
Loans sold under repurchase obligation (*1)		20		124
Agreement of swap to equity in LG Card		10		—
Disposal of Petro Bank		28		—
Others		4		11

	(Won)	177	(Won)	223

(*1)	In connection with non-performing loans sold by subsidiaries of the Company to KAMCO subject to payment guarantees or repurchase obligation of (Won) 40.8 billion (US$ 39.1 million) and (Won) 325.7 billion (US$ 312.0 million) as December 31, 2004 and 2003, respectively.

33.	DERIVATIVES

(1)	Deferred commitments from derivatives as of December 31, 2004 and 2003 are as follows (unit: Korean won in millions):

<2004>	For trading		For hedging		Total
Interest rate:
Interest rate forwards	(Won)	1,164,807	(Won)	—	(Won)	1,164,807
Interest rate swaps		9,838,239		3,294,921		13,133,160
CD interest rate futures		453,120		—		453,120
Long interest options		22,842		—		22,842
Short interest options		22,843		—		22,843
Other		—		56,640		56,640

		11,501,851		3,351,561		14,853,412

Currency:
Currency forwards		21,625,573		149,379		21,774,952
Currency swaps		6,148,963		8,454		6,157,417
Currency futures		116,473		—		116,473
Long currency options		595,040		—		595,040
Short currency options		642,555		—		642,555

		29,128,604		157,833		29,286,437

Stock Index:
Stock index futures		171,765		1,101		172,866
Long stock index options		415,332		—		415,332
Short stock index options		3,009,985		—		3,009,985

		3,597,082		1,101		3,598,183

Stock
Long equity options		1,273,610		—		1,273,610
Short equity options		1,328,795		—		1,328,795
Long equity swaps		4,604		—		4,604
Short equity swaps		6,575		—		6,575

		2,613,584		—		2,613,584

Other		—		11,675		11,675

	(Won)	46,841,121	(Won)	3,522,170	(Won)	50,363,291

<2003>	For trading		For hedging		Total
Interest rate:
Interest rate forwards	(Won)	50,000	(Won)	—	(Won)	50,000
Interest rate swaps		4,991,636		3,509,984		8,501,620
CD interest rate futures		268,363		—		268,363
Government bond futures		54,180		—		54,180

		5,364,179		3,509,984		8,874,163

Currency:
Currency forwards		13,354,273		—		13,354,273
Currency swaps		4,879,380		15,116		4,894,496
Currency futures		49,888		—		49,888
Long currency options		148,527		—		148,527
Short currency options		123,373		—		123,373

		18,555,441		15,116		18,570,557

Stock Index:
Stock index futures	(Won)	8,557	(Won)	—	(Won)	8,557
Long stock index options		78,290		9,059		87,349
Short stock index options		699,943		9,059		709,002

		786,790		18,118		804,908

	(Won)	24,706,410	(Won)	3,543,218	(Won)	28,249,628

(2)	Gains or losses on valuation of derivatives for the years ended December 31, 2004 and 2003 and cumulated gains or losses on valuation of derivatives as of December 31, 2004 and 2003 are as follows (unit: Korean won in millions):

	Gains on valuation in income statement						Losses on valuation in income statement						Gains (losses) in capital adjustments		Cumulative gains (losses) in balance sheet
<2004>	Trading		Hedge		Total		Trading		Hedge		Total		Hedge		Asset		Liability
Interest rate:
Interest rate forwards	(Won)	348	(Won)	—	(Won)	348	(Won)	(287)	(Won)	—	(Won)	(287)	(Won)	—	(Won)	348	(Won)	287
Interest rate swaps		130,119		8,105		138,224		(122,031)		(120,235)		(242,266)		(746)		158,210		154,787
Long interest options		—				—		(86)		—		(86)		—		130		—
Short interest options		10				10		(130)		—		(130)		—		—		130

		130,477		8,105		138,582		(122,534)		(120,235)		(242,769)		(746)		158,688		155,204

Currency:
Currency forwards		736,430		119		736,549		(915,889)		(22)		(915,911)		16,988		767,335		917,652
Currency swaps		484,076		390		484,466		(345,693)		—		(345,693)		—		470,264		341,828
Long currency options		3,217		—		3,217		(12,483)		—		(12,483)		—		4,544		14,700
Short currency options		8,059		—		8,059		(2,909)		—		(2,909)		—		7,921		3,685

		1,231,782		509		1,232,291		(1,276,974)		(22)		(1,276,996)		16,988		1,250,064		1,277,865

Stock index:
Long stock index options		46		—		46		(894)		—		(894)		—		56,021		(12,280)
Short stock index options		9,507		—		9,507		(22,619)		—		(22,619)		—		(12,280)		214,981
Other		—		—		—		—		—		—				113		34

		9,553		—		9,553		(23,513)		—		(23,513)		—		43,854		202,735

Other		—		222		222		—		(40)		(40)		—		—		—

	(Won)	1,371,812	(Won)	8,836	(Won)	1,380,648	(Won)	(1,423,021)	(Won)	(120,297)	(Won)	(1,543,318)	(Won)	16,242	(Won)	1,452,606	(Won)	1,635,804

<2003>	Gains on valuation in income statement (*1)						Losses on valuation in income statement (*2)						Gains (losses) in capital adjustments		Cumulative gains (losses) in balance sheet
	Trading		Hedge		Total		Trading		Hedge		Total		Hedge		Asset		Liability
Interest rate:
Interest rate forwards	(Won)	1,773	(Won)	—	(Won)	1,773	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	213	(Won)	1,827
Interest rate swaps		60,825		61,375		122,200		(67,511)		(58,387)		(125,898)		(2,801)		259,702		161,547

		62,598		61,375		123,973		(67,511)		(58,387)		(125,898)		(2,801)		259,915		163,374

Currency:
Currency forwards		94,822		—		94,822		(91,815)		—		(91,815)		—		94,331		91,207
Currency swaps		108,022		—		108,022		(103,287)		(1,258)		(104,545)		—		140,475		152,446
Currency futures		290		—		290		—		—		—		—		—		—
Long currency options		702		—		702		(56)		—		(56)		—		3,362		—
Short currency options		63		—		63		(726)		—		(726)		—		—		3,752

		203,899		—		203,899		(195,884)		(1,258)		(197,142)		—		238,168		247,405

Stock Index :
Long stock index options		82		286		368		(403)		—		(403)		—		7,141		—
Short stock index options		1,213		—		1,213		(27)		(286)		(313)		—		—		9,729

		1,295		286		1,581		(430)		(286)		(716)		—		7,141		9,729

	(Won)	267,792	(Won)	61,661	(Won)	329,453	(Won)	(263,825)	(Won)	(59,931)	(Won)	(323,756)	(Won)	(2,801)	(Won)	505,224	(Won)	420,508

(*1) Before eliminating (Won)6,211 million of inter-company transactions

(*2) Before eliminating (Won)17,680 million of inter-company transactions

34.	CREDITS TO LG CARD

Woori Bank, Kyongnam Bank and Kwangju Bank, subsidiaries of the Company, have loans receivable, equity securities and debt securities from LG Card in the total amount of (Won) 193.1 billion (US$ 185.0 million), (Won) 351.8 billion (US$ 337.0 million) and (Won) 179.4 billion (US$ 171.9 million), respectively as of December 31, 2004. In connection therewith, the banks provided (Won) 350.4 billion (US$ 335.7 million) as allowances for credit losses and cumulative impairment losses on securities and recorded (Won) 145.5 billion (US$ 139.4 million) of gains on valuation of available-for-sale securities as capital adjustments. In addition, Woori Bank recorded (Won) 15.0 billion (US$ 14.4 million) of related losses on trust accounts, for which repayment of principal or interest is guaranteed by Woori Bank. Such trust accounts have Commercial Paper amounting to (Won) 69.7 billion (US$ 66.8 million) as of December 31, 2004. However, the actual losses on LG Card credit may differ from the current estimate.

35.	WOORI BANK’S MERGER WITH WOORI CREDIT CARD

Woori Bank, a subsidiary of the Company, merged with WCC, also a subsidiary of the Company, on March 31, 2004. Woori Bank took over substantially all of the assets and liabilities of WCC by exchanging one common share of WCC with 0.3581 share of Woori Bank and (Won) 330,394 million (US$ 316,530 thousand) of the difference between (Won) 657,339 million (US$ 629,756 thousand) of net assets acquired from WCC and (Won) 326,945 million (US$ 313,226 thousand) of consideration for the merger was recorded as capital surplus of Woori Bank. As a result, the number of issued common shares and contributed capital of Woori Bank increased from 570.6 million and (Won) 2,852.8 billion (US$ 2,733.1 million) to 636.0 million and (Won) 3,179.8 billion (US$ 3,046.4 million).

36.	ACQUISITION OF WOORI SECURITIES’ STOCK

On June 18, 2004, the Company issued 8.6 million new common shares in exchange for 15.6 million common shares of Woori Securities, a subsidiary of the Company, in order to wholly own the subsidiary. As a result, the number of issued common shares and contributed capital of the Company increased from 775.5 million and (Won) 3,877.5 billion (US$ 3,714.8 million) to 784.1 million and (Won) 3,920.4 billion (US$ 3,755.9 million).

37.	ACQUISITION OF LG INVESTMENT SECURITIES CO., LTD.

On October 26 and December 24, 2004, the Company acquired 7,000,000 and 25,877,487 shares of LG Securities’ common stock for (Won) 54,980 million (US$ 52,672.9 thousand) and (Won) 297,591 million (US$ 285,103.5 thousand), respectively. As a result, the Company has 26.92% of the voting rights of LG Securities and is able to govern LG Securities; therefore, the Company includes it as a consolidated subsidiary.

38.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN

Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to sell non-performing loans and fixed assets, close certain branches and subsidiaries, improve financial ratios including the capital adequacy ratio, and reinforce their risk management systems. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.

Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.

In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

39.	SUBSEQUENT EVENTS

a.	Capital Reduction of Woori Securities

Woori Securities, a subsidiary of the Company, reduced its common stock by 14 million shares for (Won) 11,000 par value on January 20, 2005. As a result, the number of common share and contributed capital of Woori Securities decreased from 32,956,413 shares and (Won)164,782 million (US$ 157,867 thousand) to 18,956,413 shares and (Won)94,782 million (US$ 90,805 thousand).

b.	Resolution of Merger of LG Securities and Woori Securities

On February 2, 2005, Woori Securities and LG Securities approved a “resolution of merger” that LG Securities will merge with Woori Securities by exchanging one common share of Woori Securities for 0.654 share of LG Securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 31, 2005	By:	/s/ Young Sun Kim
(Signature)
	Name:	Young Sun Kim
	Title:	Director